                               Filed with the Securities and Exchange Commission on November 30, 2000
Registration No. 333-[          ]                                                       Investment Company Act No. 811-5438
====================================================================================================================================

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                                              FORM N-4
                                      Registration Statement under The Securities Act of 1933
                                                                and
                                  Registration Statement under The Investment Company Act of 1940

                                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                   --------------------------------------------------------------
                                                       (CLASS 1 SUB-ACCOUNTS)
                                                       ----------------------
                                                     (Exact Name of Registrant)

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                            -------------------------------------------
                                                        (Name of Depositor)

                                          ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
                                          -----------------------------------------------
                                        (Address of Depositor's Principal Executive Offices)

                                                           (203) 926-1888
                                                           --------------
                                                   (Depositor's Telephone Number)

                                             M. PRISCILLA PANNELL, CORPORATE SECRETARY
                                          One Corporate Drive, Shelton, Connecticut 06484
                                          -----------------------------------------------
                                         (Name and Address of Agent for Service of Process)

                                                              Copy To:
                                                     SCOTT K. RICHARDSON, ESQ.
                                                           SENIOR COUNSEL
                                   One Corporate Drive, Shelton, Connecticut 06484 (203) 925-3830
                                   --------------------------------------------------------------

                                          Approximate Date of Proposed Sale to the Public:

              JANUARY __, 2001 or AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           It is proposed that this filing become effective:  (check appropriate space)
                         __   Reference source not found.  immediately upon filing pursuant to paragraph (b) of Rule 485
                         __   Reference source not found.  on ___________  pursuant to paragraph (b) of Rule 485
                         __   Reference source not found.  60 days after filing pursuant to paragraph (a) (i) of Rule 485 on _________ pursuant to paragraph (a) (i) of Rule 485
                         __   Reference source not found.  75 days after filing pursuant to paragraph (a) (ii) of Rule 485 on ______________pursuant to paragraph (a) (ii) of Rule 485
                           If appropriate, check the following box:
                         __   Reference source not found.  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
====================================================================================================================================
                                  CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered        Registered              Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------
   American Skandia Life Assurance
    Corporation Annuity Contracts Indefinite*            Indefinite*                                        $
====================================================================================================================================
                                   *Pursuant to Rule 24f-2 of the Investment Company Act of 1940
Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940.  The Rule 24f-2 Notice for Registrant's fiscal year 1999 was filed within 90 days of the close of the fiscal year.
------------------------------------------------------------------------------------------------------------------------------------
Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter becomes effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a),  may determine.
------------------------------------------------------------------------------------------------------------------------------------
ASXT II

a2 n4 cr
                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)
                                           ---------------------------------------------

              N-4 Item No.                                                                       Prospectus Heading
              ------------                                                                       ------------------

1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                         Glossary of Terms

3.            Synopsis or Highlights                              What are Some of the Key Features of the Annuity?
                                                                              Summary of Contract, Fees and Charges

4.            Condensed Financial Information                                 Condensed Financial Information About
                                                                                                 Separate Account B

5.            General Description of Registrant, Depositor                                 Who Is American Skandia?
              and Portfolio Companies                                                   What Are Separate Accounts?

6.            Deductions                                                       Investment Options, Fees and Charges

7.            General Description of Variable Annuity Contracts                Purchasing Your Annuity, Why Would I
                                                                                   Choose to Purchase this Annuity?
                                                                  What are Some of the Key Features of the Annuity?

8.            Annuity Period                                                           Managing Your Account Value,
                                                                                            Access to Account Value

9.            Death Benefit                                           What Triggers the Payment of a Death Benefit?
                                                        What Options are Available to my Beneficiary upon my Death?
                                                                           When Do You Determine the Death Benefit?

10.           Purchases and Contract Value                                              Managing Your Account Value

11.           Redemptions                                          Access to Account Value, Valuing Your Investment

12.           Taxes                                                                              Tax Considerations

13.           Legal Proceedings                                                                   Legal Proceedings

14.           Table of Contents of the Statement of Additional Information                    Available Information

                                                                                                        SAI Heading
                                                                                                        -----------

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                           General Information About American Skandia

18.           Services                                                                         Independent Auditors

19.           Purchase of Securities Being Offered                          Noted in Prospectus under Managing Your
                                                                                                      Account Value

20.           Underwriters                                                       Principal Underwriter/Distribution

                                                            (Continued)

                                           CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)
                                           ---------------------------------------------

              N-4 Item No.                                                                             SAI Headings
              ------------                                                                             ------------

21.           Calculation of Performance Data                                    How Performance Data is Calculated

22.           Annuity Payments                                    Noted in Prospectus under Access to Account Value

23.           Financial Statements                                                                       Appendix A

                                                                                                     Part C Heading
                                                                                                     --------------

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                           Noted in Prospectus under Executive
                                                                                             Officers and Directors

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                                     Number of Contractowners

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings

                                                                                         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                                     One Corporate Drive, Shelton, Connecticut 06484

This  Prospectus  describes  American  Skandia XTra CreditSM II, a flexible  premium  deferred  annuity (the  "Annuity")  offered by
American Skandia Life Assurance  Corporation  ("we",  "our" or "us").  The Annuity may be offered as an individual  annuity contract or as an  interest  in a group  annuity.  This  Prospectus  describes  the  important  features  of the  Annuity and what you should consider  before  purchasing  the  Annuity.  We have also filed a Statement of  Additional  Information  that is available  from us, without  charge,  upon your request.  The contents of the Statement of Additional  Information are described on page 57. The Annuity or certain of its  investment  options  and/or  features may not be available in all states.  Various rights and benefits may differ between  states to meet  applicable  laws and/or  regulations.  Certain terms are  capitalized in this  prospectus.  Those terms are either defined in the Glossary of Terms or in the context of the particular section.

====================================================================================================================================
American  Skandia offers several  different  annuities  which your  financial  professional  may be authorized to offer to you. Each annuity has different  features and benefits that may be  appropriate  for you based on your financial  situation,  your age and how you intend to use the annuity.  The different features and benefits include variations in death benefit  protection,  the ability to access your  annuity's  account value and the charges that you will be subject to if you choose to surrender  the annuity.  The fees and charges may also be different between each annuity.
====================================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should  consider any  surrender or penalty  charges you may incur when  replacing  your  existing  coverage and that this Annuity may be subject to a contingent  deferred  sales charge if you elect to surrender  the Annuity or take a partial  withdrawal.  You should  consider  your need to access the annuity's account value and whether the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently  used for  retirement  planning.  It may be used as an investment  vehicle for  "qualified"  investments, including  an IRA,  SEP-IRA,  Roth IRA or Tax  Sheltered  Annuity  (or  403(b)).  It may also be used as an  investment  vehicle for
"non-qualified"  investments.  The Annuity allows you to invest your money in a number of variable  investment options as well as in one or more fixed investment options.

When an Annuity is purchased as a  "non-qualified"  investment,  you  generally  are not taxed on any  investment  gains the Annuity earns until you make a  withdrawal  or begin to receive  annuity  payments.  This  feature,  referred to as  "tax-deferral",  can be beneficial to the growth of your Account Value  because money that would  otherwise be needed to pay taxes on investment  gains each year remains invested and can earn additional money.  However,  because the Annuity is designed for long-term  retirement savings, a
10%  penalty  tax may be  applied  on  withdrawals  you make  before  you  reach age 59 1/2.  Annuities  purchased  as a  non-qualified investment  are not subject to the maximum  contribution  limits  that may apply to a qualified  investment,  and are not subject to required minimum distributions after age 701/2.

When an Annuity is purchased as a "qualified"  investment,  you should consider that the Annuity does not provide any additional tax advantages  to the  preferential  treatment  already  available  through your  retirement  plan under the Internal  Revenue Code. An
Annuity may offer  features  and  benefits in addition to  providing  tax  deferral  that other  investment  vehicles may not offer, including  death benefit  protection for your  beneficiaries,  lifetime income  options,  and the ability to make transfers  between numerous variable  investment options offered under the Annuity.  You should consult with your financial  professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

------------------------------------------------------------------------------------------------------------------------------------
These  annuities are NOT deposits or obligations  of, or issued,  guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S.  government,  the Federal  Deposit  Insurance  Corporation  (FDIC),  the Federal  Reserve Board or any other agency.  An investment in this annuity involves certain investment risks, including possible loss of principal.
------------------------------------------------------------------------------------------------------------------------------------

THESE  SECURITIES  HAVE NOT BEEN  APPROVED  OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY STATE  SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES  COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION  TO THE CONTRARY IS A CRIMINAL  OFFENSE.  PLEASE READ THIS  PROSPECTUS AND THE CURRENT  PROSPECTUS FOR THE UNDERLYING
MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
                                            FOR FURTHER INFORMATION CALL 1-800-752-6342
Prospectus Dated: January xx, 2001                                       Statement of Additional Information Dated: January xx, 2001
ASXT II-PROS- (01/2001)                                                                                                  ASXT IIPROS

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
|X|      The Annuity is a "flexible  premium  deferred  annuity."  It is called  "flexible  premium"  because you have  considerable flexibility in the timing and amount of premium  payments.  Generally,  investors  "defer"  receiving  annuity payments until after an accumulation period.
|X|      This  Annuity  offers  both  variable  and fixed  investment  options.  If you  allocate  your  Account  Value to  variable investment  options,  the value of your  Annuity  will vary daily to reflect the  investment  performance  of the  underlying investment  options.  Fixed investment  options of different  durations are offered that are guaranteed by us, but may have a
       Market Value Adjustment if you withdraw your Account Value before the maturity date.
|X|      The Annuity features two distinct phases - the accumulation  period and the payout period.  During the accumulation  period your Account Value is allocated to one or more underlying  investment options. The variable investment options,  each a Class
       1  Sub-account  of American  Skandia Life  Assurance  Corporation  Variable  Account B, invest in an  underlying  mutual fund portfolio.  Currently,  portfolios  of the following  underlying  mutual funds are being  offered:  American  Skandia  Trust,
       Montgomery  Variable Series,  Wells Fargo Variable Trust,  Rydex Variable Trust,  INVESCO Variable  Investment  Funds,  Inc.,
       Evergreen Variable Annuity Trust, ProFund VP and First Defined Portfolio Fund LLC.
|X|      During the payout period,  commonly called  "annuitization,"  you can elect to receive  annuity  payments (1) for life; (2)
       for life with a  guaranteed  minimum  number  of  payments;  (3)  based on joint  lives;  or (4) for a  guaranteed  number of payments.  We currently make annuity payments available on a fixed or variable basis.
|X|      This  Annuity  offers two  different  types of  Credits.  We add a Credit to your  Annuity  with each  Purchase  Payment we receive.  We also provide an  additional  1% credit on Purchase  Payments  made within the first year under a feature  called
       Performance  Advantage that may provide certain  additional  benefits if your Account Value has not reached a Target Value on its 10th anniversary.
|X|      This Annuity  offers a basic Death  Benefit.  It also offers  optional  Death  Benefits  that provide an enhanced  level of protection for your beneficiary(ies) for an additional charge.
|X|      You are allowed to  withdraw a certain  amount of money from your  Annuity on an annual  basis free of any  charges.  Other product features allow you to access your Account Value as necessary, although a charge may apply.
|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty  transfers each year free of charge.
       We also  offer  several  programs  that  enable you to manage  your  Account  Value as your  financial  needs and  investment performance change.

====================================================================================================================================
If you purchase this  Annuity,  we apply an additional  amount (an XTra  CreditSM) to your account value with each purchase  payment you make, including your initial purchase payment and any additional purchase payments.
====================================================================================================================================

     This Annuity  features the same  Insurance  Charge as many of American  Skandia's  other  variable  annuities  and does not charge an  additional  amount for the XTra Credit  feature.  However,  if you make a  withdrawal  that  exceeds the annual free withdrawal  amount or choose to surrender your Annuity,  the contingent  deferred sales charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other  variable  annuities.  As with any annuity that features a
     CDSC,  you should  consider your need to access your account  value during the CDSC period and whether the liquidity  provision under the Annuity will satisfy that need.
====================================================================================================================================
====================================================================================================================================

====================================================================================================================================
     The XTra  CreditSM  amount is included in your account  value.  However,  American  Skandia may take back the original XTra
     CreditSM amount applied to your purchase  payment if you die, or elect to withdraw all or a portion of your account value under the medically-related  waiver provision,  within 12 months of having received an XTra CreditSM amount. In either situation, the value of the XTra CreditSM  amount could be  substantially  reduced.  However,  any investment gain on the XTra CreditSM amount will not be taken back.  Additional conditions and restrictions apply.
====================================================================================================================================
====================================================================================================================================

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity through  licensed,  registered  financial  professionals.  You must complete an application and submit a minimum initial  purchase  payment of $1,000.  We may allow you to make a lower initial  purchase payment provided that you establish a bank drafting  program under which purchase  payments  received in the first Annuity Year total at least $1,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those  persons must be age 80 or under.  If the Annuity is owned by an entity,  the annuitant must be age 80 or under.

                                                         Mailing Addresses:

New Business/Additional Purchase Payments:                                                                      Exchange Paperwork:

American Skandia Life Assurance Corporation                                             American Skandia Life Assurance Corporation
P.O. Box 7040                                                                                                         P.O. Box 7039
Bridgeport, CT  06601-7040                                                                               Bridgeport, CT  06601-7039

All other correspondence:                                                                                   Express/Overnight Mail:

American Skandia Life Assurance Corporation                                             American Skandia Life Assurance Corporation
P.O. Box 7038                                                                                                 Three Corporate Drive
Bridgeport, CT  06601-7038                                                                                       Shelton, CT  06484

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

                                                         GLOSSARY OF TERMS

Many terms used within this  Prospectus  are described  within the text where they appear.  The  description  of those terms are not repeated in this Glossary of Terms.

Account Value:  The value of each  allocation to a Sub-account or a Fixed  Allocation  prior to the Annuity Date, plus any earnings, and/or less any losses,  distributions  and charges.  The Account Value is  calculated  before we assess any  applicable  Contingent
Deferred Sales Charge ("CDSC") and/or any Annual  Maintenance  Fee. The Account Value includes any additional  amounts we applied to your Purchase  Payments that we are entitled to recover upon surrender of your Annuity.  The Account Value is determined  separately for each  Sub-account  and for each Fixed  Allocation,  and then totaled to determine  Account  Value for your entire  Annuity.  The
Account Value of each Fixed Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The application of Account Value to one of the available  annuity options to begin receiving  periodic  payments for life, for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An allocation of Account Value that is to be credited a fixed rate of interest for a specified  Guarantee Period during the accumulation period.

Guarantee Period: A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation  on any date other than the  Maturity  Date.  The Interim  Value is equal to the initial value allocated to the Fixed Allocation plus all interest  credited to the Fixed Allocation as of the date calculated,  less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment  used in the  determination  of Account  Value of each Fixed  Allocation  on a day more than 30 days prior to the Maturity Date of such Fixed Allocation.

Owner: With an Annuity issued as an individual  annuity  contract,  the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.  With an Annuity issued as a certificate  under a group annuity  contract,  the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available upon surrender  prior to the Annuity Date. It equals the Account Value as of the date we price the  surrender  minus any  applicable  CDSC,  Annual  Maintenance  Fee,  Tax Charge,  the charge for any  optional benefits and any  additional  amounts we applied to your Purchase  Payments  that we are entitled to recover upon  surrender of your
Annuity.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation Day:  Every day the New York Stock  Exchange is open for trading or any other day the  Securities and Exchange  Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and  expenses we charge for the  Annuity.  Some  charges are  assessed  against  your  Annuity  while others are assessed  against  assets  allocated  to the  variable  investment  options.  The charges  that are assessed  against the
Annuity  include the  Contingent  Deferred Sales Charge,  Annual  Maintenance  Fee,  Transfer Fee, the Tax Charge and any charge for optional  benefits.  The charge that is assessed  against the variable  investment  options is the  Insurance  Charge,  which is the combination  of a mortality and expense risk charge and a charge for  administration  of the Annuity.  Each  underlying  mutual fund portfolio  assesses a charge for investment  management and for other  expenses.  The  prospectus  for each  underlying  mutual fund provides more detailed  information  about the expenses for the underlying  funds.  In certain  states,  a premium tax charge may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
                                                        Amount Deducted/
         FEE/EXPENSE                                 Description Of Charge                                    When Deducted
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                Yr. 1   Yr. 2  Yr. 3  Yr. 4   Yr. 5  Yr. 6  Yr. 7   Yr. 8  Yr.
Contingent Deferred Sales                                                                   9+              Upon Surrender or
Charge                                                                                                     Partial Withdrawal

------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                 8.5%   8.5%   8.5%    8.5%   7.0%   6.0%    5.0%   4.0%   0.0%
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
                                The charge is a percentage of each applicable purchase payment.
                                 The period is measured from the date each purchase payment is allocated.
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Annual Maintenance Fee                       Smaller of $35 or 2% of Account Value                     Annually on the contract's
                                                                                                   anniversary date or upon surrender
------------------------------- ----------------------------------------------------------------- --------------------------------------
-------------------------------
Transfer Fee                                                 $10.00                               After the 20th transfer each annuity
                                                                                                                  year
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Tax Charge                         Depends on the requirements of the applicable jurisdiction                    Various

------------------------------- ----------------------------------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL EXPENSES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ----------------------------------------------------------------- --------------------------------------
Mortality & Expense Risk
Charge                                                       1.25%
                                                                                                                  Daily
Administration Charge                                        0.15%

Total  Annual  Expenses of the          1.40% per year of the value of each Sub-account              Applies to Variable Investment
Sub-accounts*                                                                                                 Options only
------------------------------- ----------------------------------------------------------------- --------------------------------------
*  The combination of the Mortality and Expense Risk Charges and Administration Charge is referred to as the "Insurance Charge"
elsewhere in this prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                        OPTIONAL DEATH BENEFITS
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
PERCENTAGE OF GAIN DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------------

 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

Below are the  investment  management  fees,  other  expenses,  and the total annual  expenses for each  underlying  Portfolio as of
December 31, 1999,  except as noted.  The total annual  expenses are the sum of the  investment  management  fee, other expenses and any 12b-1 fees.  Each figure is stated as a percentage of the underlying  Portfolio's  average daily net assets.  For certain of the underlying  Portfolios,  a portion of the  management  fee is being waived  and/or other  expenses are being  partially  reimbursed.
"N/A"  indicates  that no portion of the  management  fee and/or other  expenses is being waived  and/or  reimbursed.  Any footnotes about expenses appear after the list of all the  portfolios.  Those  portfolios  whose name includes the prefix "AST" are portfolios of American  Skandia Trust.  The underlying  mutual fund portfolio  information was provided by the underlying  mutual funds and has not been  independently  verified by us. See the prospectuses or statements of additional  information of the underlying  Portfolios for further details.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.29%          0.00%         1.29%          N/A         1.29%
  AST Scudder Japan 3                                 1.00%          0.36%          0.04%         1.40%          N/A         1.40%
  AST AIM International Equity                        0.87%          0.31%          0.04%         1.22%          N/A         1.22%
  AST American Century International Growth           1.00%          0.50%          0.00%         1.50%          N/A         1.50%
  AST MFS Global Equity 4                             1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST Kemper Small-Cap Growth                         0.95%          0.19%          0.03%         1.17%          N/A         1.17%
  AST Federated Aggressive Growth 3                   0.95%          0.23%          0.04%         1.22%          N/A         1.22%
  AST Lord Abbett Small Cap Value                     0.95%          0.29%          0.00%         1.24%          N/A         1.24%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST Janus Mid-Cap Growth 5                          1.00%          0.22%          0.04%         1.26%          N/A         1.26%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.23%          0.04%         1.17%          N/A         1.17%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.23%          0.12%         1.25%          N/A         1.25%
  AST Alger All-Cap Growth 6                          0.95%          0.22%          0.06%         1.23%          N/A         1.23%
  AST Gabelli All-Cap Value 3                         0.95%          0.23%          0.04%         1.22%          N/A         1.22%
  AST Kinetics Internet 3                             1.00%          0.23%          0.04%         1.27%          N/A         1.27%
  AST T. Rowe Price Natural Resources                 0.90%          0.26%          0.01%         1.17%          N/A         1.17%
  AST Alliance Growth                                 0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST MFS Growth 4                                    0.90%          0.45%          0.00%         1.35%          N/A         1.35%
  AST Marsico Capital Growth                          0.90%          0.18%          0.04%         1.12%          N/A         1.12%
  AST JanCap Growth                                   0.90%          0.14%          0.01%         1.05%         0.04%        1.01%
  AST Sanford Bernstein Managed Index 500             0.60%          0.19%          0.00%         0.79%          N/A         0.79%
  AST Janus Strategic Value 3                         1.00%          0.23%          0.04%         1.27%          N/A         1.27%
  AST Cohen & Steers Realty                       1.00%          0.27%          0.02%         1.29%          N/A         1.29%
  AST American Century Income & Growth            0.75%          0.23%          0.00%         0.98%          N/A         0.98%
  AST Alliance Growth and Income                      0.75%          0.18%          0.08%         1.01%         0.01%        1.00%
  AST MFS Growth with Income 4                        0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.18%          0.04%         0.97%          N/A         0.97%
  AST AIM Balanced                                    0.74%          0.26%          0.02%         1.02%          N/A         1.02%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.22%          0.00%         1.07%          N/A         1.07%
  AST T. Rowe Price Global Bond                       0.80%          0.31%          0.00%         1.11%          N/A         1.11%
  AST Federated High Yield                            0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Lord Abbett Bond-Debenture 3                    0.80%          0.23%          0.04%         1.07%          N/A         1.07%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.21%          0.00%         0.86%          N/A         0.86%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.50%           0.00%        1.75%          N/A         1.75%

Wells Fargo Variable Trust:
  Equity Income                                       0.55%          0.37%          0.25%         1.17%         0.17%        1.00%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Rydex Variable Trust:
  Nova                                                0.75%         0.80%          0.00%          1.55%          N/A         1.55%
  Ursa                                                0.90%          0.83%          0.00%         1.73%          N/A         1.73%
  OTC                                                 0.75%          0.80%          0.00%         1.55%          N/A         1.55%

INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.75%         0.78%          0.00%          1.53%         0.21%        1.32%
  Health Sciences                                      0.75%         2.11%          0.00%          2.86%         1.37%        1.49%
  Financial Services                                   0.75%         1.75%          0.00%          2.50%         1.09%        1.41%
  Telecommunications                                   0.75%         0.55%          0.00%          1.30%         0.02%        1.28%
  Dynamics                                             0.75%         1.53%          0.00%          2.28%         0.99%        1.29%

Evergreen Variable Annuity Trust:
  Global Leaders 7                                     0.95%         0.25%          0.00%          1.20%         0.19%        1.01%
  Special Equity 7                                     1.36%         2.35%          0.00%          3.71%         2.68%        1.03%

ProFund VP:
  Europe 30                                            0.75%         1.39%           0.25%         2.39%         0.61%        1.78%
  UltraSmall-Cap                                       0.75%         1.53%           0.25%         2.53%         0.83%        1.70%
  UltraOTC                                             0.75%         0.97%           0.25%         1.97%         0.32%        1.65%

First Defined Portfolio Fund LLC:
First Trust(R)10 Uncommon Values 8                     0.60%         144.82%         0.25%        145.67%       144.30%       1.37%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain  Portfolios until at least April 30, 2001. The caption "Total Annual Fund Operating  Expenses"  reflects the Portfolios' fees and expenses before such waivers and  reimbursements,  while the caption "Net Annual Fund Operating  Expenses"  reflects the effect of such waivers and reimbursements.
2        American  Skandia  Trust (the  "Trust")  adopted a  Distribution  Plan (the  "Distribution  Plan")  under Rule 12b-1 of the
     Investment  Company Act of 1940 to permit an affiliate of the Trust's  Investment  Manager to receive brokerage  commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these  commissions to promote the sale of shares of such  Portfolios.  The staff of the Securities  and Exchange  Commission  takes the position that  commission amounts received under the  Distribution  Plan should be reflected as distribution  expenses of the Portfolios.  The Portfolios would pay the same or comparable commission amounts irrespective of the Distribution Plan;  accordingly,  total returns for the
     Portfolios  are not expected to be adversely  affected.  The  Distribution  Fee estimates are derived from data  regarding each
     Portfolio's brokerage transactions,  and the proportions of such transactions directed to selling dealers, for the period ended
     December 31, 1999.  However,  it is not possible to determine  with  accuracy  actual  amounts that will be received  under the
     Distribution  Plan.  Such amounts will vary based upon the level of a Portfolio's  brokerage  activity,  the proportion of such activity directed under the Distribution Plan, and other factors.
3        These  Portfolios  commenced  operations  in October 2000.  "Other  Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2000.
4        These  Portfolios  commenced  operations  on October 18, 1999.  "Other  Expenses"  are based on  estimated  amounts for the fiscal year ending December 31, 2000.
5        This Portfolio  commenced  operations on May 1, 2000.  "Other Expenses" are based on estimated  amounts for the fiscal year ending December 31, 2000.
6        This Portfolio  commenced  operations as of December 30, 1999.  "Other  Expenses" shown are based on estimated  amounts for the fiscal year ending December 31, 2000.
7        These  portfolios  commenced  operations  on  September  30, 1999.  Expenses  have been  estimated  based upon current fund contracts.
8        Included  in the charge for Other  Expenses  is a fee of 0.325% of average  daily net assets  paid to  American  Skandia to reimburse it for  administrative  costs. The percentages shown for the Portfolio are based on estimated amounts for the current fiscal year.  Actual  expenses may be greater or lesser than those shown.  The investment  advisor has agreed to waive fees and reimburse  expenses  through  September  30, 2001 in order to prevent  Total Annual  Portfolio  Operating  Expenses  (excluding brokerage  expenses and  extraordinary  expenses)  from  exceeding  the amount shown above based on the average daily net asset value of the respective Portfolio.

EXPENSE EXAMPLES
These  examples  are  designed to assist you in  understanding  the various  costs and expenses you will incur with the Annuity over certain periods of time based on specific  assumptions.  The examples reflect expenses of our Sub-accounts,  as well as those of the underlying mutual fund portfolios.  The Securities and Exchange Commission ("SEC") requires these examples.

The examples shown assume that: (a) you only allocate  Account Value in the  Sub-accounts;  (b) the Insurance  Charge is assessed as
1.40% per year; (c) the Annual  Maintenance Fee is reflected as a charge equal to 0.05% based on an assumed  average  contract size;
(d) you make no withdrawals  of Account Value during the period shown;  (e) you make no transfers,  withdrawals,  surrender or other transactions  that we charge a fee during the period shown;  (f) no tax charge applies;  (g) the expenses  throughout the period for the  underlying  mutual fund  portfolios  will be the "Net Annual Fund Operating  Expenses," as shown above in the section  entitled
"Underlying Mutual Fund Portfolio Annual Expenses";  and (h) the Credit applicable to your Annuity is 4% of Purchase  Payments.  The
Credit may be less when total  Purchase  Payments  are less then $10,000 and may be more when total  Purchase  Payments are at least
$5,000,000 (see "How do I Receive Credits?").

These examples do not reflect the charge for either  optional  Death Benefit that is offered under the Annuity.  If you purchase the
Annuity  with an optional  Death  Benefit,  this charge is deducted on an annual  basis in arrears in addition to the amounts  shown below.  Please see the example of how we charge for the optional Death  Benefits  following  these tables.  The examples also do not reflect the impact of any Target Value Credits that may be applied to Purchase Payments within the first Annuity Year.

THE EXAMPLES ARE  ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE CONSIDERED A  REPRESENTATION  OF PAST OR FUTURE EXPENSES OF THE UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

-----------------------------------------------------------------------------------------------------------------------------------------
                                                                  Expense Examples
                                                  (amounts shown are rounded to the nearest dollar)
-----------------------------------------------------------------------------------------------------------------------------------------

                                         -------------------------------------------- ------- -----------------------------------------
                                         If you  surrender  your  Annuity at the end          If you do not surrender  your Annuity at
                                         of the  applicable  time period,  you would          the end of the  applicable  time  period
                                         pay  the  following  expenses  on a  $1,000          or  begin  taking  annuity  payments  at
                                         investment,  assuming  5% annual  return on          such time,  you would pay the  following
                                         assets:                                              expenses   on   a   $1,000   investment,
                                                                                              assuming 5% annual return on assets:
                                         -------------------------------------------- ------- -----------------------------------------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
--------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Federated Aggressive Growth
AST Lord Abbett Small Cap Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Sanford Bernstein Managed Index 500
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Janus Strategic Value
AST Cohen & Steers Realty
AST American Century Income & Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

WFVT Equity Income

Rydex Nova
Rydex Ursa
Rydex OTC

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

Expenses For Optional Death Benefits

Percentage of Gain Death Benefit
If you purchase the Percentage of Gain Death Benefit,  an annual charge of 0.25% is deducted from your Annuity's  Account Value. The charge will be based on the Account  Value of the  Sub-accounts  and any Fixed  Allocations  as of the date the charge is  deducted.
Below is an example of how the charge for the Percentage of Gain Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Optional Death Benefit      0.25% X $12,500 = $31.25 per year

Since charges for the  Percentage of Gain Death Benefit are  determined  based on a percentage of Account  Value,  you will pay more for this benefit if your Account  Value  increases.  The value of the  Percentage  of Gain Death  Benefit will also  increase as the
Account  Value  increases.  However,  the  Percentage of Gain Death  Benefit is also subject to a maximum  benefit.  See the section entitled "Death Benefits" for a description of the Percentage of Gain Death Benefit.

Guaranteed Minimum Death Benefit
If you purchase the  Guaranteed  Minimum Death  Benefit,  an annual charge of 0.30% is deducted from your  Annuity's  Account Value.
The charge will be based on the current  Death  Benefit  under the  Guaranteed  Minimum  Death  Benefit as of the date the charge is deducted.  Below is an example of how the charge for the Guaranteed Minimum Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500
Current Death Benefit:              $13,000

Cost of Optional Death Benefit      0.30% X Current Death Benefit = $39.00 per year

The charge for optional Death  Benefits is deducted in addition to the Insurance  Charge which is deducted on a daily basis from the
Account  Value  allocated  to the  Sub-accounts.  The  charge  for the  optional  Death  Benefits  is  deducted  in  arrears on each anniversary  of the Issue Date of the Annuity or, if you terminate  the optional  Death  Benefit or surrender  your Annuity,  on the date the termination or surrender is effective.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment  option is a Class 1 Sub-account of American  Skandia Life Assurance  Corporation  Variable Account B (see
"What are Separate  Accounts" for more detailed  information.)  Each Sub-account  invests  exclusively in one Portfolio.  You should carefully  read the  prospectus  for any  Portfolio  in  which  you are  interested.  The  following  chart  classifies  each of the
Portfolios based on our assessment of their investment  style (as of the date of this  Prospectus).  The chart also provides a short description of each Portfolio's  investment  objective (in italics) and a short, summary description of their key policies to assist you in determining  which  Portfolios  may be of interest to you.  There is no guarantee  that any underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the description.  Those portfolios whose name includes the prefix "AST" are portfolios of American  Skandia Trust.  The investment  manager for AST is American  Skandia  Investment  Services,
Incorporated  ("ASISI"),  an affiliated company of American Skandia.  However, a sub-advisor,  as noted below, is engaged to conduct day-to-day investment decisions.

Some of the Portfolios  available as  Sub-accounts  under the Annuity are managed by the same portfolio  advisor or sub-advisor as a retail  mutual fund that the Portfolio may have been modeled after at the  Portfolio's  inception.  Certain  retail mutual funds may also have been modeled after a Portfolio.  While the investment  objective and policies of the funds may be  substantially  similar, the actual  investments  made by the funds will  differ to  varying  degrees.  Differences  in the  performance  of the funds can be expected,  and in some cases could be substantial.  Details about the investment objectives,  policies,  risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds.

Please refer to Appendix B for certain required financial information related to the historical performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average       J.P. Morgan
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective  Investment Management
                    maturities of not more than 397 days.                                                                     Inc.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
       BOND
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    government  bonds.  The Portfolio  will invest at least 65% of its total assets in bonds issued or guaranteed by the U.S. or foreign governments or their agencies and by foreign  authorities,
                    provinces and  municipalities.  Corporate bonds may also be purchased.  The  Sub-advisor  bases      T. Rowe Price
   GLOBAL BOND      its investment  decisions on fundamental  market factors,  currency trends, and credit quality.   International, Inc.
                    The Portfolio generally invests in countries where the combination of fixed-income  returns and currency  exchange rates appears  attractive,  or, if the currency trend is unfavorable,  where the  Sub-advisor  believes  that  the  currency  risk can be  minimized  through  hedging.  The
                    Portfolio may also invest up to 20% of its assets in the  aggregate in below  investment-grade, high-risk bonds ("junk bonds").
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of capital and debt securities for income purposes.
     BALANCED

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio  Wells Fargo Bank, N.A.
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues
  EQUITY INCOME     of companies with market capitalizations greater than the median of the Russell 1000 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
                    The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
                    stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
                    Portfolio's  assets invested in securities that are selling at reasonable prices in relation to     Management L.P.
                    their  value.  The stocks  that the  Portfolio  will  normally  invest in are those of seasoned companies that are expected to show above-average  growth and that the Sub-advisor believes are in sound financial condition.

      GROWTH
       &
      INCOME

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income&Growth:  seeks capital growth with current income as a secondary
                    objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital     American Century
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer        Investment
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique     Management, Inc.
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500
                    Index without taking on significant  additional risk and while  attempting to create a dividend yield that will be greater than the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with Income:  seeks reasonable  current income and long-term  capital growth and income.  Under  normal  market  conditions,  the  Portfolio  invests  at least 65% of its total
                    assets  in  common  stocks  and  related  securities,  such as  preferred  stocks,  convertible      Massachusetts
                    securities and depositary  receipts.  The stocks in which the Portfolio  invests generally will    Financial Services
                    pay  dividends.  While the  Portfolio  may  invest in  companies  of any  size,  the  Portfolio         Company
                    generally  focuses  on  companies  with  larger  market  capitalizations  that the  Sub-advisor believes have  sustainable  growth  prospects and  attractive  valuations  based on current and expected  earnings  or cash  flow.  The  Portfolio  may  invest up to 20% of its net  assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen&Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen&Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST Sanford  Bernstein  Managed Index 500 (f/k/a AST Bankers Trust Managed Index 500): seeks to outperform  the  Standard&Poor's 500  Composite  Stock Price  Index (the "S&P 500(R)")  through stock selection  resulting in different  weightings of common stocks relative to the index. The
                    Portfolio  will invest  primarily in the common  stocks of companies  included in the S&P 500(R).
                    In seeking to  outperform  the S&P 500,  the  Sub-advisor  starts  with a  portfolio  of stocks
  MANAGED INDEX     representative  of the holdings of the index.  It then uses a set of  fundamental  quantitative   Sanford C. Bernstein
                    criteria  that are designed to indicate  whether a particular  stock will  predictably  perform      &Co., Inc.
                    better or worse than the S&P 500. Based on these criteria,  the Sub-advisor  determines whether the  Portfolio  should  over-weight,  under-weight  or hold a  neutral  position  in the  stock relative  to the  proportion  of the S&P 500  that  the  stock  represents.  In  addition,  the
                    Sub-advisor  also  may  determine  that  based on the  quantitative  criteria,  certain  equity securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance Growth (f/k/a AST Oppenheimer  Large-Cap Growth):  seeks long-term capital growth.
                    The  Portfolio  invests at least 85% of its total assets in the equity  securities of a limited
                    number of large,  carefully  selected,  high-quality  U.S.  companies that are judged likely to     Alliance Capital
                    achieve superior  earnings growth.  Normally,  about 40-60 companies will be represented in the     Management L.P.
                    Portfolio,  with the 25 companies most highly regarded by the Sub-advisor usually  constituting approximately  70% of the  Portfolio's  net  assets.  An  emphasis  is  placed  on  identifying companies whose substantially above average prospective  earnings growth is not fully reflected in current market valuations.

    LARGE CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor
    LARGE CAP       then looks for individual  companies with earnings growth  potential that may not be recognized
      EQUITY        by the market at large. This is called "bottom up" stock selection.
     (Cont.)

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
NATURAL RESOURCES   invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior exploration programs and production facilities, and the potential to accumulate new resources.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
                    the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies        Fred Alger
                    of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on     Management, Inc.
                    the Sub-advisor's assessment of particular companies and market conditions.

      ALL-CAP
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
                    smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be
  MID-CAP EQUITY    recognized by the market at large.

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
  MID-CAP EQUITY
      (Cont.)

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Dynamics:  seeks  securities that will increase in value over the long term.  The  Portfolio  invests in a variety of  securities  which are believed to present  opportunities for capital growth - primarily common stocks of companies traded on U.S.
                    securities exchanges,  as well as over-the-counter.  The Portfolio also may invest in preferred
                    stocks and debt instruments  that are convertible into common stocks,  as well as in securities   INVESCO Funds Group,
                    of foreign  companies.  In  general,  the  Portfolio  invests in  securities  of  companies  in           Inc.
                    industries  that are growing  globally  and usually  avoids  stocks of  companies  in cyclical, mature or slow-growing  industries or economic sectors. The Portfolio seeks to invest in stocks of leading  companies  in  attractive  markets or  industries,  or emerging  leaders  that have developed a new competitive advantage.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.

    SMALL CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kemper  Small-Cap  Growth:  seeks  maximum  growth of  investors'  capital from a portfolio primarily of growth stocks of smaller  companies.  At least 65% of the Portfolio's total assets normally will be invested in the equity securities of smaller  companies,  i.e., those having a
                    market  capitalization  of $1.5 billion or less at the time of investment,  many of which would      Scudder Kemper
                    be in the  early  stages  of their  life  cycle.  The  Portfolio  seeks  attractive  areas  for    Investments, Inc.
                    investment that arise from factors such as technological  advances,  new marketing methods, and changes in the economy and population.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett Small Cap Value:  seeks  long-term  capital  appreciation.  The Portfolio  will seek its objective through  investments  primarily in equity securities that are believed to be undervalued in the marketplace.  The Portfolio  primarily seeks companies that are small-sized, based on the value of their outstanding stock.  Specifically,  under normal  circumstances,  at
                    least 65% of the Portfolio's  total assets will be invested in common stocks issued by smaller,    Lord, Abbett & Co.
                    less well-known  companies (with market  capitalizations  of less than $2 billion)  selected on the basis of fundamental investment analysis.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return greater  than  broad  stock  market  indices  such as the  Russell  2000(R)Index  by  investing
    SMALL CAP       principally  in  a  diversified   portfolio  of  common  stocks  of  domestic  companies.   The
      EQUITY        Portfolio's  investment advisor  principally chooses companies which it expects will experience   Meridian Investment
     (Cont.)        growth in earnings and price,  and which have small market  capitalizations  (under $1 billion)         Company
                    and medium market  capitalizations  (between $1 billion and $5 billion). The Portfolio may also invest in companies that have large market capitalizations (over $5 billion).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests at least 65% of its assets in a diversified  portfolio of U.S. and
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the     Evergreen Asset
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     Management Corp.
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST AIM International  Equity:  seeks capital growth. The Portfolio seeks to meet its objective by investing,  normally,  at least 70% of its assets in marketable equity securities of foreign
                    companies that are listed on a recognized  foreign  securities  exchange or traded in a foreign      A I M Capital
                    over-the-counter  market.  The Portfolio will normally  invest in a diversified  portfolio that     Management, Inc.
                    includes  companies  from at least  four  countries  outside  the  United  States,  emphasizing countries of Western Europe and the Pacific Basin.

  INTER-NATIONAL
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual revenues of $1 billion or less.  These  securities may represent  companies in both established
                    and emerging  economies  throughout  the world.  At least 65% of the  Portfolio's  total assets      Founders Asset
                    normally  will be invested in foreign  securities  representing  a minimum of three  countries.      Management LLC
                    Foreign securities are generally  considered to involve more risk than those of U.S. companies, and  securities  of smaller  companies  are  generally  considered  to be riskier than those of larger companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the  ProFunds  Europe  Index.  The  ProFunds  Europe  Index  ("PEI") is a  combined  measure of
                    European stock performance  created by the investment advisor from the leading stock indexes of
                    Europe's three largest  economies  giving equal weight to each index each day. The PEI averages the daily results of The Financial  Times Stock Exchange 100, The Deutsche  Aktienindex and the
                    CAC-40.  The Portfolio  principally  invests in futures  contracts on stock indexes and options   ProFund Advisors LLC
                    on futures  contracts  and  financial  instruments  such as equity  caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization,  widely  traded,  European
                    stocks.  The  Portfolio  invests  in  financial   instruments  with  values  that  reflect  the
                    performance of stocks of European companies.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery Variable Series - Emerging Markets:  seeks capital appreciation,  which under normal
 EMERGING MARKETS   conditions  it seeks by  investing  at least 65% of its total  assets in equity  securities  of     Montgomery Asset
                    companies in countries  having  emerging  markets.  Under normal  conditions,  investments  are     Management, LLC
                    maintained  in at least  six  emerging  market  countries  at all times and no more than 25% of total assets are invested in any one emerging market country.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Please read the  prospectus for the  Portfolios  for further  details about the risks of the particular  sector of the economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign
                    companies  that  are  engaged  in  the  Internet  and  Internet-related  activities.  Portfolio      Kinetics Asset
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the     Management, Inc.
                    development of hardware, software and telecommunications  solutions that enable the transaction of business on the Internet by  individuals  and  companies,  as well as  companies  that offer
      SECTOR        products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies involved  in  the  financial  services  sector.  This  sector  includes,  among  others,  banks
                    (regional  and  money-centers),   insurance  companies  (life,   property  and  casualty,   and   INVESCO Funds Group,
                    multiline),  and investment and miscellaneous industries (asset managers,  brokerage firms, and           Inc.
                    government-sponsored  agencies).  The investment  advisor seeks companies which it believes can grow their  revenues  and  earnings  regardless  of the interest  rate  environment  - although securities prices of financial services companies generally are interest rate-sensitive.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  at least 80% of its  assets in the  equity  securities  of  companies  that develop,  produce or distribute  products or services  related to health care. These industries
                    include,  but are not limited to, medical equipment or supplies,  pharmaceuticals,  health care   INVESCO Funds Group,
                    facilities,  and applied  research and development of new products or services.  The investment           Inc.
                    advisor attempts to blend well-established  healthcare firms with faster-growing,  more dynamic health  care  companies,  which have new  products  or are  increasing  their  market  share of existing products.

      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio normally  invests at least 80% of its assets in the equity  securities of companies  engaged in
                    technology-related   industries.  These  include,  but  are  not  limited  to,  communications,   INVESCO Funds Group,
                    computers,  video, electronics,  oceanography,  office and factory automation,  and robotics. A           Inc.
                    core portion of the Portfolio's  holdings are invested in market-leading  technology  companies which the investment  advisor  believes will maintain or improve their market share  regardless of overall conditions.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies that are primarily engaged in the design, development,  manufacture,  distribution,  or sale of
                    communications  services  and  equipment,  and  companies  that  are  involved  in  developing,   INVESCO Funds Group,
                    constructing,  or operating communications  infrastructure projects throughout the world, or in           Inc.
                    supplying  equipment or services to such  companies.  The  telecommunications  sector  includes companies that offer telephone services,  wireless  communications,  satellite  communications, television  and movie  programming  and  broadcasting.  Normally,  the Portfolio will invest at least 65% of its assets in companies  located in at least three different  countries,  although
                    U.S. issuers will often dominate the holdings.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the
     STRATEGY       greatest  potential for capital  appreciation  during the next year.  The stock  selection date   First Trust Advisors
                    for the  Portfolio is on or about July 1st of each year.  The holdings for the  Portfolio  will           L.P.
                    be  adjusted  annually  on or  about  July 1st in  accordance  with the  selections  of  Lehman
                    Brothers.  At that time,  the percentage  relationship  among the shares of each issuer held by the  Portfolio  is  established.  Through  the next  one-year  period that  percentage  will be maintained as closely as practicable  when the Portfolio makes  subsequent  purchases and sales of the securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP UltraOTC and  UltraSmall-Cap  portfolios and the Nova,  Ursa and OTC portfolios of the Rydex Variable Trust are available to all Owners.  It is  recommended  that only those  Owners who engage a financial  advisor to allocate  their funds in  strategic or tactical asset allocation  strategies  invest in these portfolios.  There can be no assurance that any financial  advisor will successfully  predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraOTC:  seeks daily  investment  results  that  correspond  to twice  (200%) the performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.

   STRATEGIC OR
     TACTICAL
   ALLOCA-TION
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to  twice  (200%)  the  performance  of the  Russell  2000(R)Index.  The  Portfolio
                    principally  invests in futures contracts on stock indexes and options on futures contracts and   ProFund Advisors LLC
                    financial instruments such as equity caps, collars,  floors and options on securities and stock indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Rydex Variable  Trust - Nova:  seeks to provide  investment  returns that are 150% of the daily price movement of the S&P 500 Composite Stock Price Index by investing to a significant  extent
                    in futures  contracts and options on securities,  futures  contracts and stock indexes.  If the    PADCO Advisors II,
                    Portfolio  meets its  objective  the value of its shares  will tend to  increase by 150% of the           Inc.
                    daily  value of any  increase  in the S&P 500  Index.  However,  when the  value of the S&P 500
                    Index declines,  the value of its shares should also decrease by 150% of the daily value of any decrease in the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Rydex  Variable  Trust  - Ursa:  seeks  to  provide  investment  results  that  will  inversely correlate  (e.g. be the opposite) to the performance of the S&P 500 Composite Stock Price Index by investing to a significant  extent in futures  contracts and options on securities,  futures
                    contracts  and stock  indexes.  The  Portfolio  will  generally  not  invest in the  securities    PADCO Advisors II,
                    included in the S&P 500 Index.  If the  Portfolio  meets its  objective the value of its shares           Inc.
                    will tend to  increase  when the value of the S&P 500 Index is  decreasing.  However,  when the value of the S&P 500  Index is  increasing,  the  value of its  shares  should  decrease  by an inversely proportional amount.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Rydex  Variable  Trust  - OTC:  seeks  to  provide  investment  results  that  correspond  to a benchmark  for  over-the-counter  securities,  currently  the NASDAQ 100 Index(TM),  by  investing principally  in the  securities  of companies  included in that Index.  The  Portfolio may also
                    invest in other  instruments  whose performance is expected to correspond to that of the Index,    PADCO Advisors II,
                    and may engage in futures and options  transactions.  If the Portfolio  meets its objective the           Inc.
                    value of its  shares  will tend to  increase  by the amount of the  increase  in the NASDAQ 100
                    Index(TM).  However,  when the value of the NASDAQ 100  Index(TM)declines,  the value of its shares should also decrease by the amount of the decrease in the value of the Index(TM).
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R)," " &P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by American Skandia Investment Services, Incorporated.  The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the
Portfolio.

The First Trust(R)10 Uncommon Values  portfolio is not sponsored or created by Lehman  Brothers,  Inc.  ("Lehman  Brothers").  Lehman
Brothers' only  relationship  to First Trust is the licensing of certain  trademarks  and trade names of Lehman  Brothers and of the
"10 Uncommon  Values" which is  determined,  composed and calculated by Lehman  Brothers  without regard to First Trust or the First
Trust(R)10 Uncommon Values portfolio.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We offer  fixed  investment  options of  different  durations  during the  accumulation  phase.  These  "Fixed  Allocations"  earn a guaranteed  fixed rate of interest for a specified  period of time,  called the "Guarantee  Period." In most states,  we offer Fixed
Allocations  with  Guarantee  Periods of 1, 2, 3, 5, 7 and 10 years.  We guarantee the fixed rate for the entire  Guarantee  Period.
However,  if you  withdraw  or transfer  Account  Value  before the end of the  Guarantee  Period,  we will adjust the value of your withdrawal or transfer based on a formula,  called a "Market Value  Adjustment."  The Market Value Adjustment can either be positive or negative,  depending on the movement of applicable  interest rates payable on Strips of the  appropriate  duration.  Please refer to the section  entitled "How does the Market Value  Adjustment  Work?" for a description  of the formula along with examples of how it is calculated.  You may allocate Account Value to more than one Fixed Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred  Sales Charge:  We may assess a Contingent  Deferred Sales Charge or CDSC if you surrender your Annuity or when you make a partial  withdrawal.  The CDSC is  calculated as a percentage of your  Purchase  Payment being  surrendered  or withdrawn during the  applicable  Annuity Year. The amount of the CDSC  decreases  over time,  measured from the date the Purchase  Payment is applied.  The CDSC percentages are shown below.

                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           YEARS               1      2     3     4     5     6     7     8     9+
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           CHARGE (%)         8.5    8.5   8.5   8.5   7.0   6.0   5.0   4.0   0.0
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

Each Purchase  Payment has its own CDSC period.  When you make a  withdrawal,  we assume that the oldest  Purchase  Payment is being withdrawn  first so that the lowest CDSC is deducted  from the amount  withdrawn.  After eight (8) complete  years from the date you make a Purchase Payment, no CDSC will be assessed if you withdraw or surrender that Purchase Payment.

Under certain  circumstances  you can withdraw a limited  amount of Account Value  without  paying a CDSC.  This is referred to as a
"Free Withdrawal." We may waive the CDSC under certain  medically-related  circumstances or when taking a Minimum  Distribution from an Annuity purchased as a "qualified"  investment.  Free Withdrawals,  Medically-Related  Waivers and Minimum Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00
or 2% of your Account Value invested in the variable  investment  options,  whichever is less. This fee will be deducted annually on the  anniversary  of the Issue Date of your Annuity or, if you surrender  your Annuity  during the Annuity Year, the fee is deducted at the time of surrender.  We may increase the Annual  Maintenance  Fee.  However,  any increase will only apply to Annuities issued after the date of the increase.

Optional  Death  Benefits:  If you elect to purchase  either  optional  Death  Benefit,  we will deduct the annual  charge from your
Account Value on the anniversary of your Annuity's Issue Date or, under certain  circumstances  on a date other than the anniversary date.  Under certain  circumstances,  we may deduct a pro-rata  portion of the annual charge for the optional Death Benefit.  Please refer to the section entitled "Death Benefit" for a description of the charge for the optional Death Benefit.

Transfer  Fee:  Currently,  you may make twenty (20) free  transfers  between  investment  options each Annuity Year. We will charge
$10.00 for each  transfer  after the  twentieth in each Annuity  Year.  We do not consider  transfers  made as part of a dollar cost averaging  program when we count the twenty free  transfers.  Transfers made as part of a rebalancing,  market timing or third party investment  advisory  service will be subject to the  twenty-transfer  limit.  However,  all transfers  made on the same day will be treated as one (1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its  Guarantee  Period
are not  subject  to the  Transfer  Fee and are not  counted  toward  the twenty  free  transfers.  We may reduce the number of free transfers  allowable  each  Annuity  Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of electronic  means to transmit  your  transfer  requests.  We may  eliminate  the  Transfer  Fee for  transfer  requests  transmitted electronically or through other means that reduce our processing costs.

Tax  Charges:  Several  states and some  municipalities  charge  premium  taxes or similar  taxes.  The amount of tax will vary from jurisdiction  to  jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%. We generally will deduct the amount of tax payable at the time the tax is imposed,  but may also decide to deduct tax charges from each  Purchase  Payment at the time of a withdrawal  or surrender of your Annuity or at the time you elect to begin  receiving  annuity  payments.  We may assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE VARIABLE INVESTMENT OPTIONS?

Insurance  Charge:  We deduct an Insurance Charge daily against the average daily assets allocated to the  Sub-accounts.  The charge is equal to 1.40% on an annual basis.  The Insurance  Charge is intended to compensate  American Skandia for providing the insurance benefits under the Annuity,  including the Annuity's  basic death benefit that provides  guaranteed  benefits to your  beneficiaries even if the market declines and the risk that persons we guarantee  annuity payments to will live longer than our  assumptions.  The charge also covers  administrative  costs  associated with providing the Annuity  benefits,  including  preparation of the contract, confirmation  statements,  annual  account  statements and annual  reports,  legal and  accounting  fees as well as various  related expenses.  Finally,  the charge covers the risk that our assumptions about the administrative and non-mortality  expenses under this
Annuity are incorrect.  We may increase the portion of the Insurance Charge for  administrative  costs.  However,  any increase will only apply to Annuities issued after the date of the increase.

American  Skandia may make a profit on the Insurance  Charge if, over time,  the actual cost of providing the  guaranteed  insurance obligations  under the Annuity are less than the amount we deduct for the  Insurance  Charge.  To the extent we make a profit on the
Insurance  Charge,  such profit may be used for any other  corporate  purpose,  including  payment of other  expenses  that American
Skandia incurs in distributing, issuing and administering the Annuity.

The Insurance  Charge is not deducted  against  assets  allocated to a fixed  investment  option.  However,  the amount we credit to
Fixed Allocations may also reflect similar assumptions about the insurance guarantees provide to Contract Owners under the Annuity.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges directly  against the Portfolios.  However,  each Portfolio  charges a total annual fee comprised of an investment  management  fee,  operating  expenses  and any  distribution  and service  (12b-1)  fees that may apply.  More  detailed information  about fees and charges can be found in the  prospectuses  for the Portfolios.  Please also see "Service Fees Payable by
Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted when determining the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge against Account Value allocated to the  Sub-accounts,  we also take into  consideration mortality, expense,  administration,  profit and other factors in determining the interest rates we credit to Fixed Allocations. Any
CDSC or Tax Charge  applies to  amounts  that are taken from the  variable  investment  options or the Fixed  Allocations.  A Market
Value Adjustment may also apply to transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain states a tax is due if and when you exercise your right to receive  periodic  annuity  payments.  The amount payable will depend on the applicable  jurisdiction  and on the annuity  payment  option you select.  There is no specific  charge  deducted from each fixed annuity payment;  however,  the amount of each payment reflects  assumptions about our insurance expenses.  If you select a variable  payment  option that we may offer,  then the amount of your benefits  will reflect  changes in the value of your Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate  certain  fees and charges or alter the manner in which the  particular  fee or charge is  deducted.  For example,  we may  reduce  the  amount of the CDSC or the length of time it  applies,  reduce or  eliminate  the amount of the Annual
Maintenance Fee or reduce the portion of the Insurance Charge for administrative  costs.  Generally,  these types of changes will be based on a reduction to our sales,  maintenance or  administrative  expenses due to the nature of the individual or group purchasing the Annuity.  Some of the factors we might  consider in making such a decision  are: (a) the size and type of group;  (b) the number of Annuities  purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional  Purchase Payments;  and/or (d)
other  transactions  where  sales,  maintenance  or  administrative  expenses  are likely to be  reduced.  We will not  discriminate unfairly  between  Annuity  purchasers if and when we reduce the portion of the Insurance  Charge  attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial  Purchase  Payment:  You must make a minimum initial  Purchase  Payment of $1,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial Purchase  Payment provided that,  within the first Annuity Year, you make at least $1,000 in total Purchase Payments.

Where allowed by law,  initial  Purchase  Payments in excess of $1,000,000  require our approval prior to  acceptance.  We may apply certain limitations and/or  restrictions on the Annuity as a condition of our acceptance,  including limiting the liquidity features or the Death  Benefit  protection  provided  under the  Annuity,  changing the number of  transfers  allowable  under the Annuity or restricting the Sub-accounts that are available to the Contract Owner.  Other limitations and/or restrictions may apply.

Age  Restrictions:  The Owner must be age 80 or under as of the Issue Date of the  Annuity.  If the  Annuity is owned  jointly,  the oldest of the Owners must be age 80 or under on the Issue  Date.  If the Annuity is owned by an entity,  the  Annuitant  must be age
80 or under as of the Issue Date.  You should  consider  your need to access the value in your  contract  and whether the  Annuity's liquidity  features  will satisfy that need.  If you take a  distribution  prior to age 591/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain.

Additional  Purchase  Payments  may be made at any time before the Annuity  Date as long as the oldest  Owner or  Annuitant  (if the
Annuity is entity owned) is not over age 80.

Special Considerations for Purchasers of Bonus or Credit Products
|X|      This Annuity  features the same  Insurance  Charge as many of American  Skandia's  other  variable  annuities  and does not charge an additional  amount for the XTra CreditSM  feature.  However,  if you make a withdrawal that exceeds the annual free withdrawal amount or choose to surrender your Annuity,  the contingent deferred sales charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other variable annuities.  If you expect that you will need to access your Account Value during the CDSC period and the liquidity  provisions are  insufficient  to satisfy that need,  then this Annuity may be more expensive than other variable annuities.

|X|      The XTra  CreditSM  amount is included in your Account  Value.  However,  American  Skandia may take back the original XTra
       CreditSM  amount  applied to your  Purchase  Payment if you die, or elect to withdraw all or a portion of your Account  Value under the  medically-related  waiver  provision,  within 12 months of having  received  an XTra  CreditSM  amount.  In either situation,  the value of the XTra CreditSM amount could be substantially  reduced.  However,  any investment gain on the XTra
       CreditSM amount will not be taken back.  Additional conditions and restrictions apply.

Owner, Annuitant and Beneficiary Designations: On your Application, we will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

|X|      Owner:  The  Owner(s)  holds all rights  under the  Annuity.  You may name more than one Owner in which case all  ownership
         -----
       rights are held  jointly.  However,  this  Annuity does not provide a right of  survivorship.  Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant is the person we agree to make annuity  payments to and upon whose life we continue to make such
         ---------
       payments.  You must name an Annuitant who is a natural  person.  We do not accept a designation  of joint  Annuitants  during the accumulation  period. Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent Annuitant will become the Annuitant if the Annuitant  dies before the Annuity Date.  Please refer to the discussion of  "Considerations  for
       Contingent Annuitants" in the Tax Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the  person(s) or entity you name to receive the death  benefit.  If no  beneficiary  is
         -----------
       named the death benefit will be paid to you or your estate.

Your right to make  certain  designations  may be limited if your  Annuity is to be used as an IRA or other  "qualified"  investment that is given  beneficial  tax treatment  under the Code.  You should seek  competent tax advice on the income,  estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner,  Annuitant and  Beneficiary  designations  by sending us a request in writing.  Where allowed by law, such changes will be subject to our acceptance.  Some of the changes we will not accept include, but are not limited to:
|X|      a new  Owner  subsequent  to  the  death  of the  Owner  or  the  first  of  any  joint  Owners  to  die,  except  where  a spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary is the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative  Beneficiary  designation,  upon the death of either spousal
Owner,  the surviving  spouse may elect to assume  ownership of the Annuity instead of taking the Death Benefit  payment.  The Death
Benefit  that would have been  payable  will be the new  Account  Value of the  Annuity as of the date of due proof of death and any required  proof of a spousal  relationship.  As of the date the  assumption  is effective,  the  surviving  spouse will have all the rights and  benefits  that would be  available  under the Annuity to a new  purchaser  of the same  attained  age.  For  purposes of determining  any future Death Benefit for the  surviving  spouse,  the new Account Value will be considered as the initial  Purchase
Payment.  No CDSC will apply to the new  Account  Value.  However,  any  additional  Purchase  Payments  applied  after the date the assumption is effective will be subject to all provisions of the Annuity.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the surviving spouse is named as a Contingent  Annuitant,  upon the death of the Annuitant, the  surviving  spouse  will  become the  Annuitant.  No Death  Benefit is payable  upon the death of the  Annuitant.  However,  the
Account  Value  of the  Annuity  as of the  date of due  proof of death of the  Annuitant  (and any  required  proof of the  spousal relationship) will reflect the amount that would have been payable had a Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel  period.  Depending on the state in which you purchased  your Annuity and, in some states, whether  you  purchased  the  Annuity  as a  replacement  for a prior  contract,  the right to cancel  period  may be ten (10) days, twenty-one  (21) days or longer,  measured  from the time that you received  your  Annuity.  If you return your  Annuity  during the applicable  period,  we will refund your  current  Account  Value plus any tax charge  deducted.  This amount may be higher or lower than your  original  Purchase  Payment.  Where  required by law, we will return  your  current  Account  Value or the amount of your initial  Purchase  Payment,  whichever  is  greater.  The same rules may apply to an Annuity  that is  purchased  as an IRA.  In any situation  where we are required to return the greater of your  Purchase  Payment or Account  Value,  we may  allocate  your Account
Value to the AST Money  Market  Sub-account  during the right to cancel  period and for a  reasonable  additional  amount of time to allow for delivery of your  Annuity.  If you exercise  your right to cancel your  Annuity,  we will retain any XTra Credit amount or
Target Value Credits that we applied to your Purchase Payments.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The  minimum  amount  that we accept as an  additional  Purchase  Payment  is $100  unless you  participate  in  American  Skandia's
Systematic  Investment Plan or a periodic  purchase  payment  program.  We will allocate any additional  Purchase  Payments you make according to your most recent  allocation  instructions,  unless you request new allocations when you submit a new Purchase Payment.
Additional  Purchase  Payments  may be made at any time before the Annuity  Date as long as the oldest  Owner or  Annuitant  (if the
Annuity is entity owned) is not over age 80.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your Annuity by  authorizing  us to deduct money directly from your bank account and
              ----------
applying it to your  Annuity.  This type of program is often called "bank  drafting".  We call our bank drafting  program  "American
Skandia's  Systematic  Investment  Plan."  Purchase  Payments  made  through  bank  drafting  may only be  allocated to the variable investment  options when applied.  Bank drafting allows you to invest in an Annuity with a lower initial Purchase  Payment,  as long as you  authorize  payments  that will equal at least $1,000  during the first 12 months of your  Annuity.  We may suspend or cancel bank  drafting  privileges if  sufficient  funds are not available  from the  applicable  financial  institution  on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified  investments.  If your employer  sponsors such a program, we may agree to accept periodic  Purchase  Payments through a salary  reduction  program as long as the allocations are made only to variable investment options and the periodic Purchase Payments received in the first year total at least $1,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial Purchase  Payment:  Once we accept your  application,  we invest your net Purchase Payment in the Annuity.  The net Purchase
Payment is your initial  Purchase  Payment minus any tax charges that may apply.  On your  application we ask you to provide us with instructions  for  allocating  your Account  Value.  You can allocate  Account Value to one or more variable  investment  options or
Fixed  Allocations.  In those states where we are required to return your  Purchase  Payment if you elect to exercise  your right to return the Annuity,  we initially  allocate  all amounts that you choose to allocate to the variable  investment  options to the AST
Money Market  Sub-account.  At the end of the right to cancel period we will  reallocate  your Account Value  according to your most recent  allocation  instructions.  Where  permitted  by law, we will  allocate  your  Purchase  Payments  according  to your initial instructions,  without  temporarily  allocating  to the AST Money Market  Sub-account.  To do this, we will ask that you execute our form called a "return  waiver" that  authorizes us to allocate your Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the "return  waiver" and then decide to return your  Annuity  during the right to cancel  period,  you will  receive your current  Account  Value which may be more or less than your initial  Purchase  Payment (see "May I Return the Annuity if I Change my
Mind?").

Subsequent  Purchase  Payments:  We will allocate any additional  Purchase  Payments you make  according to your current  allocation instructions.  If any rebalancing or asset  allocation  programs are in effect,  the allocation  should conform with such a program.
We assume that your current  allocation  instructions  are valid for subsequent  Purchase  Payments until you make a change to those allocations or request new allocations when you submit a new Purchase Payment.

HOW DO I RECEIVE CREDITS?

We apply a "Credit"  to your  Annuity's  Account  Value each time you make a Purchase  Payment.  The amount of the Credit is payable from our general  account.  The amount of the Credit  depends on the  cumulative  amount of Purchase  Payments you have made to your
Annuity, payable as a percentage of each specific Purchase Payment, according to the table below:

                      -------------------------------------------------------- -------------------
                      Cumulative Purchase Payments                                   Credit
                      -------------------------------------------------------- -------------------
                      -------------------------------------------------------- -------------------
                      Between $1,000 and $9,999                                       1.5%
                      Between $10,000 and $4,999,999                                  4.0%
                      Greater than $5,000,000                                         5.0%
                      -------------------------------------------------------- -------------------

Credits Applied to Purchase Payments for Designated Class of Annuity Owner
Where  allowed by state law, on Annuities  owned by a member of the class defined  below,  the table of Credits we apply to Purchase
Payments is deleted.  The Credit applied to all Purchase Payments on such Annuities will be 8.5%.

The  designated  class of Annuity  Owners  includes:  (a) any parent  company,  affiliate  or  subsidiary  of ours;  (b) an officer, director,  employee,  retiree, sales representative,  or in the case of an affiliated  broker-dealer,  registered  representative of such  company;  (c) a  director,  officer or trustee of any  underlying  mutual  fund;  (d) a  director,  officer or employee of any investment manager,  sub-advisor,  transfer agent, custodian,  auditing, legal or administrative services provider that is providing investment management,  advisory,  transfer agency,  custodianship,  auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative  of a broker-dealer  or insurance  agency that has a then current selling  agreement with us and/or with American  Skandia  Marketing,  Incorporated;  (f) a director,  officer,  employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting,  claims, administrative,  computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f),  above;  (h) the parents of any such person  noted in (b) through (g),  above;  (i) the child(ren)  or other legal  dependent  under the age of 21 of any such person  noted in (b) through (h); and (j) the siblings of any such persons noted in (b) through (h) above.

All other terms and conditions of the Annuity apply to Owners in the designated  class.  Any Target Value Credits  applied under the
Performance Advantage benefit are not affected by an Owner's inclusion in the designated class of Annuity Owners.

You must  notify us at the time you apply for an  Annuity  if you are a member of the  designated  class.  American  Skandia  is not responsible  for  monitoring  whether you qualify as a member of the  designated  class.  Failure to inform us that you qualify as a member of the designated class may result in your Annuity receiving lower Credits than would otherwise be applied to your Annuity.

HOW ARE CREDITS APPLIED TO MY ACCOUNT VALUE?
Each Credit is allocated to your Account  Value at the time the  Purchase  Payment is applied to your Account  Value.  The amount of the Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

Examples of Applying Credits

Initial Purchase Payment
Assume you make an initial  Purchase  Payment of $2,500.  We would apply a 1.5% Credit to your  Purchase  Payment and  allocate  the amount of the Credit ($375 = $2,500 X .015) to your Account Value in the proportion that your Account Value is allocated.

Additional Purchase Payment (at same breakpoint)
Assume that you make an additional  Purchase  Payment of $5,000.  Because your cumulative  Purchase  Payments are less than the next breakpoint  ($10,000),  we would apply a 1.5% Credit to your Purchase Payment and allocate the amount of the Credit ($750 = $5,000 X
 .015) to your Account Value.

Additional Purchase Payment (at higher breakpoint)
Assume  that you make an  additional  Purchase  Payment of  $50,000.  Because  your  cumulative  Purchase  Payments  are now $50,500
(greater  than the next  breakpoint),  we would apply a 4.0% Credit to your  Purchase  Payment and allocate the amount of the Credit
($2,000 = $50,000 X .04) to your Account Value.

====================================================================================================================================
This Annuity  features the same  Insurance  Charge as many of American  Skandia's  other  variable  annuities and does not charge an additional  amount  for the XTra  CreditSM  feature.  However,  the  amount of any  Credits  applied  to your  Account  Value can be recovered by American Skandia under certain circumstances:
====================================================================================================================================
|X|      any Credits  applied to your Account Value on Purchase  Payments made within the 12 months before the date of death will be recovered.
====================================================================================================================================
====================================================================================================================================
|X|      the amount  available  under the  medically-related  surrender  portion of the  Annuity  will not include the amount of any
     Credits  payable  on  Purchase  Payments  made  within  12 months  of the date the  Annuitant  first  became  eligible  for the medically-related surrender.
====================================================================================================================================
====================================================================================================================================
|X|      if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Credits.
====================================================================================================================================
====================================================================================================================================

====================================================================================================================================
The value of the XTra CreditSM  amount will be  substantially  reduced if American  Skandia  recovers the XTra CreditSM amount under these circumstances.  However, any investment gain on the XTra CreditSM amount will not be taken back.

Examples of Recovering Credits
The following are  hypothetical  examples of how Credits could be recovered by American  Skandia.  These examples do not cover every potential situation.

Recovery from payment of Death Benefits
1.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date.  Both of the Purchase  Payments  received a 4.0% Credit,  for a total of $2,400.  If the
     Death Benefit  becomes  payable in the 9th month after the Issue Date,  the amount of the Death Benefit would be reduced by the entire amount of the prior Credits ($2,400).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date. Both of the Purchase  Payments  received a 4.0% Credit,  for a total of $2,400. If death occurs in the 16th month  after the Issue  Date,  the amount of the Death  Benefit  would be reduced  but only in the amount of those Credits applied within the previous  12-months.  Since the initial  Purchase  Payment (and the Credits that were applied)
     occurred  more than  12-months  before the date of death,  the Death  Benefit would not be reduced by the amount of the Credits applied to the initial Purchase  Payment.  However,  the $10,000  additional  Purchase Payment was made within 12-months of the date of death.  Therefore,  the  amount of the Death  Benefit  would be reduced  by the  amount of the  Credits  payable on the additional Purchase Payment ($400).
3.       NOTE: If the Death Benefit would  otherwise have been equal to your Purchase  Payments minus any  proportional  withdrawals because this amount  exceeded your current  Account Value,  we will not reduce the amount of the Death Benefit by the amount of the Credits as shown in Example 2 above.

Recovery from Medically-Related Surrenders
1.       Assume you purchase your Annuity with an initial  Purchase  Payment of $50,000.  You receive a Credit of $2,000  ($50,000 X
     .04).  The  Annuitant  is  diagnosed  as  terminally  ill in the 6th month  after the Issue Date and we grant  your  request to surrender your Annuity under the medically-related  surrender provision.  Assuming the Credits were applied within 12-months of the date of  diagnosis  of the  terminal  illness,  the  amount  that would be payable  under the  medically-related  surrender provision would be reduced by the entire amount of the Credits ($2,000).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%  Credit,  for a total of $2,400.  The
     Annuitant  is diagnosed as  terminally  ill in the 16th month after the Issue Date and we grant your request to surrender  your
     Annuity  under the  medically-related  surrender  provision.  Since the initial  Purchase  Payment  (and the Credits  that were applied)  occurred  more than  12-months  before the  diagnosis,  the amount that would be payable  upon the  medically-related surrender  provision would not be reduced by the amount of the Credits applied to the initial Purchase  Payment.  However,  the
     $10,000  additional  Purchase  Payment was made within 12-months of the date of diagnosis.  Therefore,  the amount of the Death
     Benefit would be reduced by the amount of the Credits payable on the additional Purchase Payment ($400).

Credits applied to estimated Purchase Payments
Under certain  circumstances,  we may determine the amount of Credits payable on two or more separate Purchase Payments based on the
Credit  percentage  that  would  have  applied  had all such  Purchase  Payments  been  made at the same  time.  To make use of this procedure,  often  referred  to as a "letter of  intent",  you must  provide  evidence of your  intention  to submit the  cumulative additional  Purchase  Payments  within a 13-month  period.  A letter of intent  must be provided to us prior to the Issue Date to be effective.  Acceptance  of a letter of  intent is at our sole  discretion  and may be  subject  to  restrictions  as to the  minimum initial  Purchase  Payment  that must be submitted  to receive the next higher  breakpoint.  Failure to inform us that you intend to submit two or more  Purchase  Payments  within a 13-month  period may result in your  Annuity  receiving  fewer  Credits  than would otherwise be added to your Annuity.

If you submit a letter of intent and receive  Credits on Purchase  Payments at a higher  Credit  percentage  than would have applied
BUT do not submit the required  Purchase  Payments during the 13-month  period as required by your letter of intent,  we may recover the "excess"  Credits.  "Excess"  Credits are Credits in excess of the Credits  that would have been  payable  without the letter of intent.  If we determine  that you have received  "excess"  Credits,  any such amounts will be taken  pro-rata  from the  investment options based on your Account  Values as of the date we act to recover the excess.  If the amount of the recovery  exceeds your then current Surrender Value, we will recover all remaining Account Value and terminate your Annuity.

General Information about Credits
|X|      We do not consider Credits to be "investment in the contract" for income tax purposes.
|X|      You may not withdraw the amount of any Credits under the Free  Withdrawal  provision  without  assessment of the contingent deferred sales charge  (see "Can I make withdrawal from my Annuity without a CDSC?").
|X|      These Credits are separate and distinct from the Target Value Credits  discussed  below in the section  entitled  "American
     Skandia's Performance Advantage."

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the accumulation period you may transfer Account Value between investment  options.  Transfers are not subject to taxation on any gain.  We  currently  limit the  number of  Sub-accounts  you can  invest in at any one time to twenty  (20).  However,  you can invest in an unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account  you  allocate  Account
Value to at the time of any  allocation  or transfer.  If you request a transfer  and, as a result of the  transfer,  there would be less than $500 in the Sub-account,  we may transfer the remaining  Account Value in the Sub-account pro rata to the other investment options to which you transferred.

We may  impose  specific  restrictions  on  financial  transactions  for  certain  Portfolios  based on the  Portfolio's  investment restrictions.  Currently,  any  financial  transactions  involving  the Rydex or ProFund VP  Sub-accounts  must be received by us no later than one hour prior to any announced closing of the applicable  securities exchange (generally,  3:00 p.m. Eastern time) to be processed on the current  Valuation  Day. We may extend the "cut-off" time for financial  transactions  involving a Rydex or ProFund
VP  Sub-account  to1/2hour  prior  to any  announced  closing  (generally,  3:30  p.m.  Eastern  time)  for  transactions  submitted electronically through American Skandia's Internet website (www.americanskandia.com).

Currently,  we charge $10.00 for each transfer after the twentieth (20th) in each Annuity Year,  including transfers made as part of any rebalancing,  market timing,  asset allocation or similar program which you have authorized.  Transfers made as part of a dollar cost  averaging  program do not count toward the twenty free  transfer  limit.  Renewals or transfers of Account  Value from a Fixed
Allocation at the end of its Guarantee  Period are not subject to the transfer  charge.  We may reduce the number of free  transfers allowable  each  Annuity Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of  electronic means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically or through other means that reduce our processing costs.

We reserve the right to limit the number of  transfers  in any Annuity  Year for all  existing  or new Owners.  We also  reserve the right to limit the number of  transfers in any Annuity  Year or to refuse any  transfer  request for an Owner or certain  Owners if:
(a) we believe that excessive  trading or a specific  transfer request or group of transfer  requests may have a detrimental  effect on Unit Values or the share prices of the  Portfolios;  or (b) we are informed by one or more of the Portfolios that the purchase or redemption  of shares must be  restricted  because of  excessive  trading or a specific  transfer or group of transfers is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above could occur would be if the aggregate  amount of a trade or trades  represented a relatively large proportion of the total assets of a particular  Portfolio.  Under such a circumstance,  we will process  transfers  according to our rules then in effect and provide  notice if the  transfer  request was denied.  If a transfer  request is denied,  a new  transfer  request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation  period.  Dollar Cost Averaging  allows you to  systematically  transfer an amount  each month from one  investment  option to one or more other  investment  options.  You can choose to  transfer  earnings only,  principal  plus  earnings  or a flat  dollar  amount.  Dollar  Cost  Averaging  allows you to invest  regularly  each  month, regardless  of the current unit value (or price) of the  Sub-account(s)  you invest in. This enables you to purchase more units when the market  price is low and fewer  units  when the market  price is high.  This may  result in a lower  average  cost of units over time.  However,  there is no guarantee that Dollar Cost  Averaging will result in a profit or protect  against a loss in a declining market.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost Averaging from Fixed  Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal  plus  earnings.  If  transferring  principal  plus  earnings,  the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

     NOTE: If you elect to Dollar Cost Average from a Fixed  Allocation,  the fixed rate of interest we credit to your Account Value will be applied to a declining  amount due to the  transfers of Account  Value to the variable  investment  options  during the
     Guarantee Period. This will reduce the effective rate of return on the Fixed Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation  period,  we offer automatic  rebalancing  among the variable  investment  options you choose.  You can choose to have your Account  Value  rebalanced  quarterly,  semi-annually,  or annually.  On the  appropriate  date,  your  variable investment  options are  rebalanced  to the  allocation  percentages  you request.  For example,  over time the  performance  of the variable  investment  options will differ,  causing your percentage  allocations to shift. With automatic  rebalancing,  we transfer the appropriate amount from the "overweighted"  Sub-accounts to the  "underweighted"  Sub-accounts to return your allocations to the percentages  you request.  If you request a transfer  from or into any variable  investment  option  participating  in the automatic rebalancing  program,  we will assume that you wish to change your rebalancing  percentages as well, and will  automatically  adjust the rebalancing percentages in accordance with the transfer unless we receive alternate instructions from you.

You must have a minimum  Account Value of at least $10,000 to enroll in automatic  rebalancing.  All  rebalancing  transfers made on the same day as part of an automatic  rebalancing  program are considered as one transfer when counting the number of transfers each year toward the maximum number of free transfers.

DO YOU OFFER A PROGRAM TO BALANCE FIXED AND VARIABLE INVESTMENTS?
Some  investors  wish to invest in the  variable  investment  options  but also wish to protect a portion of their  investment  from market  fluctuations.  We offer a balanced  investment  program  where a portion of your  Purchase  Payment is  allocated to a Fixed
Allocation for a Guarantee Period that you select and the remaining  Account Value is allocated to the variable  investment  options that you select.  The amount that we  allocate to the Fixed  Allocation  is the amount  (not  including  any  additional  amounts we applied to your  Annuity  based on your  Purchase  Payments)  that will grow to a specific  "principal  amount" such as your initial
Purchase  Payment.  We determine  the amount based on the rates then in effect for the  Guarantee  Period you choose.  If no amounts are  transferred  or  withdrawn  from the Fixed  Allocation,  at the end of the  Guarantee  Period,  it will have grown to equal the
"principal  amount".  The  remaining  Account Value that was not  allocated to the Fixed  Allocation  can be allocated to any of the
Sub-accounts  that you choose.  Account Value allocated to the variable  investment  options is subject to market  fluctuations  and may increase or decrease in value.

Example
Assume you have  $100,000 to invest.  You choose to allocate a portion of your Account  Value to a Fixed  Allocation  with a 10-year
Guarantee  Period.  The rate for the 10-year  Guarantee  Period is 6.05%*.  Based on the chosen  Guarantee Period and interest rate, the factor for  determining  how much of your Account Value can be allocated to the Fixed  Allocation  is 0.555768.  That means that
$55,557 will be allocated to the Fixed  Allocation  and the  remaining  Account  Value  ($44,443)  will be allocated to the variable investment  options.  Assuming that you do not make any withdrawals from the Fixed  Allocation,  it will grow to $100,000 at the end of the Guarantee  Period.  Of course we cannot  predict the value of the remaining  Account Value that was allocated to the variable investment options.

* The rate in this  example is  hypothetical  and may not reflect the  current  rate for  Guarantee  Periods of this  duration.  The hypothetical values in this example do not include the amount of any Credits or Target Value Credits that may apply.

MAY I AUTHORIZE MY FINANCIAL REPRESENTATIVE TO MANAGE MY ACCOUNT?
You may  authorize  your  financial  representative  to  decide  on the  allocation  of your  Account  Value  and to make  financial transactions  between  investment  options  while you are living,  subject to our rules.  However,  we can  suspend or cancel  these privileges  at any time.  We will  notify  you if we do. We may  restrict  the  available  investment  options  if you  authorize  a financial  representative  to make  transfers  for you. We do this so that no financial  representative  is in a position to control transfers  of large  amounts of money for multiple  clients  into or out of any of the  underlying  Portfolios  that have  expressed concern about movement of a large proportion of a Portfolio's assets.

We may also impose specific  restrictions  on financial  transactions  for certain  Portfolios  based on the Portfolio's  investment restrictions.  As of the date of this  prospectus,  we have  established  a different  "cut-off  time" by which we must  receive all financial  transactions  for the  portfolios of Rydex  Variable Trust and ProFund VP.  Financial  transactions  involving a Rydex or
ProFund VP  Sub-account  must be  received  by us no later  than one hour  prior to any  announced  closing  time of the  applicable securities  exchange  (generally,  3:00 p.m.  Eastern time) to be processed on the current  Valuation  Day. The  "cut-off"  time for financial  transactions  involving a Rydex or ProFund VP  Sub-account  will be extended  to1/2 hour prior to any  announced  closing
(generally,  3:30 p.m.  Eastern  time) for  transactions  submitted  electronically  through  American  Skandia's  Internet  website
(www.americanskandia.com). If you request a transaction involving the purchase or redemption of Units in one of the Rydex or ProFund
VP Sub-accounts after the applicable  "cut-off" time, we will deem your request as received by us on the next Valuation Day. You may be required to submit a new request on the following day.

We or an  affiliate of ours may provide  administrative  support to  licensed,  registered  financial  professionals  or  investment
advisors  who  make  transfers  on  your  behalf  including   electronic   trading   functionality   through  our  Internet  website
(www.americanskandia.com).  These  financial  professionals  may be firms or  persons  who also are  appointed  by us as  authorized sellers of the Annuity.  However,  we do not offer you advice about how to allocate your Account Value under any  circumstance.  Any financial  professionals  you engage to provide  advice  and/or  make  transfers  for you is not  acting on our  behalf.  We are not responsible for any  recommendations  such financial  professionals make, any market timing or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit the fixed  interest  rate to the Fixed  Allocation  throughout  a set period of time called a  "Guarantee  Period."  Fixed
Allocations  currently  are  offered  with  Guarantee  Periods  of 1, 2, 3, 5, 7 and 10  years.  We may make  Fixed  Allocations  of different  durations  available  in the future.  The interest  rate  credited to a Fixed  Allocation  is the rate in effect when the
Guarantee  Period begins and does not change during the Guarantee  Period.  The rates are an effective  annual rate of interest.  We determine the interest rates for the various Guarantee  Periods.  At the time that we confirm your Fixed Allocation,  we will advise you of the  interest  rate in effect  and the date your  Fixed  Allocation  matures.  We may  change  the rates we credit  new Fixed
Allocations  at any time. Any change in interest rate does not affect Fixed  Allocations  that were in effect before the date of the change.  To inquire as to the current rates for Fixed Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent permitted by law, we may establish  different  interest rates for Fixed  Allocations  offered to a class of Owners who choose to participate in various optional  investment  programs we make available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar cost averaging program (see "Do You Offer Dollar Cost Averaging?") or a balanced investment  program (see "Do You Offer a Program to Balance Fixed and Variable  Investments?").  The interest rate credited to Fixed
Allocations  offered  to this class of  purchasers  may be  different  than those  offered to other  purchasers  who choose the same
Guarantee Period but  who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for determining the fixed interest rates for Fixed  Allocations.  Generally the interest rates we offer for Fixed  Allocations will reflect the investment  returns available on the types of investments we make to support our fixed rate  guarantees.  These  investment  types may include cash,  debt  securities  guaranteed by the United States  government and its agencies and  instrumentalities,  money market instruments,  corporate debt obligations of different durations,  private placements, asset-backed  obligations  and municipal  bonds. In determining  rates we also consider  factors such as the length of the Guarantee
Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity of the markets for the type of investments we make, commissions,  administrative and investment  expenses,  our insurance risks in relation to the Fixed  Allocations,  general economic trends and competition.  Some of these  considerations  are similar to those we consider in determining the Insurance Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit interest on a new Fixed  Allocation in an existing  Annuity at a rate not less than the rate we are then crediting to
Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rate we credit  for a Fixed  Allocation  is  subject  to a  minimum.  Please  refer to the  Statement  of  Additional
Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

If you transfer or withdraw  Account  Value from a Fixed  Allocation  more than 30 days before the end of its Guarantee  Period,  we will adjust the value of your investment based on a formula,  called a "Market Value  Adjustment" or "MVA". The amount of any Market
Value  Adjustment  can be either  positive or negative,  depending on the movement of a combination of Strip Yields on Strips and an
Option-adjusted  Spread  between the time that you purchase  the Fixed  Allocation  and the time you make a transfer or  withdrawal.
The Market Value Adjustment  formula compares the combination of Strip Yields for Strips and the  Option-adjusted  Spreads as of the date the Guarantee Period began with the combination of Strip Yields for Strips and the  Option-adjusted  Spreads as of the date the
MVA is being calculated.

MVA Formula
The MVA formula is applied  separately  to each Fixed  Allocation  to  determine  the  Account  Value of the Fixed  Allocation  on a
particular date.  The formula is as follows:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The following hypothetical examples show the effect of the MVA in determining Account Value.  Assume the following:
|X|      On December 31, 2000, you allocate  $50,000 into a Fixed  Allocation with a Guarantee  Period of 5 years (e.g. the Maturity
         Date is December 31, 2005).
|X|      The  Strip  Yields  for  coupon  Strips  beginning  on  December  31,  2000 and  maturing  on  December  31,  2005 plus the
         Option-adjusted Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw the entire Fixed  Allocation  after exactly three (3)
         years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 4.00%  (J = 4.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                 MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 7.00% (J = 7.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The "Maturity  Date" for a Fixed  Allocation is the last day of the Guarantee  Period.  Before the Maturity  Date, you may choose to renew the Fixed  Allocation  for a new  Guarantee  Period of the same or  different  length or you may  transfer all or part of that
Fixed  Allocation's  Account  Value to another  Fixed  Allocation  or to one or more  Sub-accounts.  We will not charge a MVA if you choose to renew a Fixed  Allocation on its Maturity Date or transfer the Account Value to one or more variable  investment  options.
We will notify you before the end of the Guarantee  Period about the fixed  interest  rates that we are  currently  crediting to all
Fixed Allocations that are being offered.  The rates being credited to Fixed Allocations may change before the Maturity Date.

If you do not specify how you want a Fixed  Allocation  to be  allocated  on its Maturity  Date,  we will then  transfer the Account
Value of the Fixed  Allocation to the AST Money Market  Sub-account.  You can then elect to allocate the Account Value to any of the
Sub-accounts or to a new Fixed Allocation.

AMERICAN SKANDIA'S PERFORMANCE ADVANTAGE

Do you provide any guarantees on my investment?
The  Annuity  offers  variable  investment  options  and fixed  investment  options.  Only the fixed  investment  options  provide a guaranteed  return on your  investment,  subject to certain terms and  conditions.  However,  your Annuity  includes a feature at no additional  cost that  provides  certain  benefits if your  Account  Value has not reached or exceeded a "target  value" on its 10th anniversary.  If, on the 10th  anniversary  of your  Annuity's  Issue Date,  your Account Value has not reached the target value (as defined below) you can choose either of the following benefits:

1.       You may continue your Annuity  without  electing to receive  Annuity  payments and receive an annual credit to your Account
                                                                                                       ------
     Value  payable  until you begin  receiving  Annuity  payments.  The credit is equal to 0.25% of the  average of your  Annuity's
     Account Value for the preceding four complete  calendar  quarters.  This credit is applied to your investment  options pro-rata based on the allocation of your then current Account Value.
                                                                 OR
2.       You may begin receiving  Annuity  payments within one year and accept a one-time credit to your Annuity equal to 10% of the net of the Account  Value on the 10th  anniversary  of its Issue Date minus the sum of all Purchase  Payments  allocated in the prior five years.  The annuity option you select must initially guarantee payments for not less than seven years.

Following the 10th  anniversary  of your  Annuity's  Issue Date, we will inform you if your Account Value did not meet or exceed the
Target  Value.  We will assume that you have elected to receive the annual  credit to your Account  Value  unless,  not less than 30 days  prior to the next  anniversary  of the  Annuity,  we receive at our home  office  your  election  to begin  receiving  Annuity payments.

Certain  provisions of this benefit and of the Target Value Credits  described below may differ if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue.

What is the "Target Value" and how is it calculated?
The Target Value is a tool used to determine  whether you are eligible to elect either of the benefits  described  above. The Target
Value does not impact the Account Value  available if you surrender  your Annuity or make a partial  withdrawal  and does not impact the Death  Benefit  available to your  Beneficiary(ies).  The Target Value assumes a rate of return over ten (10) Annuity Years that will allow your initial  investment to double in value,  adjusted for any withdrawals  and/or additional  Purchase Payments you make during the 10 year period.  We calculate the "Target Value" as follows:

1.       Accumulate  the initial  Purchase  Payment at an annual  interest rate of 7.2% until the 10th  anniversary of the Annuity's
     Issue Date; plus
                 ----
2.       Accumulate  any  additional  Purchase  Payments at an annual  interest  rate of 7.2% from the date  applied  until the 10th anniversary of the Annuity's Issue Date; minus
                                              -----
3.       Each  "proportional  reduction"  resulting from any  withdrawal,  accumulating  at an annual interest rate of 7.2% from the date the  withdrawal is processed  until the 10th  anniversary  of the Annuity's  Issue Date. We determine  each  "proportional reduction"  by  determining  the  percentage  of your Account  Value then  withdrawn and reducing the Target Value by that same percentage.  We include  any  withdrawals  under  your  Annuity  in this  calculation,  as well as the charge we deduct for any optional benefits you elect under the Annuity, but not the charge we deduct for the Annual Maintenance Fee or the Transfer Fee.

Examples
1.       Assume you make an initial  Purchase  Payment of $10,000 and make no further  Purchase  Payments.  The Target  Value on the
     10th  anniversary of your Annuity's  Issue Date would be $20,042,  assuming no withdrawals  are made.  This is equal to $10,000 accumulating at an annual rate of 7.2% for the 10-year period.

2.       Assume you make an initial  Purchase Payment of $10,000 and make no further  Purchase  Payments.  Assume at the end of Year
     6, your  Account  Value has  increased  to $15,000 and you make a  withdrawal  of 10% or $1,500.  The Target  Value on the 10th anniversary  would be $18,722.  This is equal to $10,000  accumulating at an annual rate of 7.2% for the 10-year period,  minus the proportional reduction accumulating at an annual interest rate of 7.2%.

Can I restart the 10-year Target Value calculation?
Yes, you can elect to lock in the growth in your Annuity by  "restarting"  the 10-year period on any  anniversary of the Issue Date.
If you elect to restart the  calculation  period,  we will treat your Account  Value on the restart date as if it was your  Purchase
Payment  when  determining  if your  Annuity's  Account  Value meets or exceeds the Target  Value on the  appropriate  tenth  (10th)
anniversary.  You may elect to restart the calculation more than once, in which case, the 10-year  calculation  period will begin on the date of the last restart  date. We must receive your  election to restart the  calculation  at our home office not later than 30 days after each anniversary of the Issue Date.

What are Target Value Credits?
Target Value Credits are additional  amounts that we apply to your Account Value to increase the likelihood  that your Account Value will meet or exceed the  Target  Value.  Target  Value  Credits  are  payable  on all  Purchase  Payments  applied  before the first anniversary  of the Issue Date of your  Annuity.  Target Value  Credits are separate and distinct from other Credits we apply to all
Purchase Payments.

The amount of the Target Value Credit is equal to 1.0% of each qualifying  Purchase  Payment.  Target Value Credits are only payable on  qualifying  Purchase  Payments  if the  Owner(s) of the Annuity  is(are)  less than age 81 on its Issue Date.  If the Annuity is owned by an entity,  the age  restriction  applies to the age of the Annuitant on the Issue Date. The Target Value Credit is payable from our general  account and is allocated  to the  investment  options in the same ratio that the  qualifying  Purchase  Payment is allocated.

Target Value Credits will not be available if you purchase your Annuity as part of an exchange,  replacement  or transfer,  in whole or in part, of an Annuity we issued that has the same or a similar benefit.

 ====================================================================================================================================
 The amount of any Target Value Credit can be recovered by American Skandia under the following circumstances:
 1.       If you surrender your Annuity before the 10th anniversary of the Issue Date of the Annuity.
 2.       If you elect to begin receiving Annuity payments before the first anniversary of the Issue Date.
 3.       If a  person  on  whose  life we pay the  Death  Benefit  dies,  or if a  "contingency  event"  occurs  which  triggers  a medically-related surrender:
 |X|      within 12 months after the date a Target Value Credit was allocated to your Account Value; or
 |X|      within 10 years after the date a Target Value Credit was allocated to your Account Value if any owner was over age 70 on the Issue Date, or, if the Annuity was then owned by an entity, the Annuitant was over age 70 on the Issue Date.
 ====================================================================================================================================

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  phase you can access your Account Value through Partial  Withdrawals,  Systematic  Withdrawals,  and where required for tax  purposes,  Minimum  Distributions.  You can also  surrender  your Annuity at any time.  We may deduct a portion of the Account Value being  withdrawn or surrendered  as a CDSC. If you surrender your Annuity,  in addition to any CDSC, we may deduct the Annual  Maintenance  Fee,  any Tax Charge that  applies  and the charge for any  optional  benefits.  We may also apply a Market
Value  Adjustment  to any Fixed  Allocations.  Certain  amounts may be  available to you each Annuity Year that are not subject to a
CDSC.  These are called "Free  Withdrawals."  In addition,  under certain  circumstances,  we may waive the CDSC for surrenders made for  qualified  medical  reasons  or for  withdrawals  made to  satisfy  Minimum  Distribution  requirements.  Unless  you notify us differently,  withdrawals  are taken  pro-rata  based on the Account  Value in the  investment  options at the time we receive  your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A  distribution  during the  accumulation  period is deemed to come first from any "gain" in your  Annuity and second as a return of your "tax basis",  if any.  Distributions  from your Annuity are generally  subject to ordinary income taxation on the amount of any investment gain unless the distribution  qualifies as a non-taxable  exchange or transfer.  If you take a distribution  prior to the taxpayer's  age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income taxes on any gain.  You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the  payment.  The Code and  regulations  have  "exclusionary  rules" that we use to  determine  what portion of each annuity  payment  should be  treated as a return of any tax basis you have in the  Annuity.  Once the tax basis in the  Annuity  has been distributed,  the remaining  annuity payments are taxable as ordinary income.  The tax basis in the Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation phase.

|X|      You can withdraw a limited amount of your Account Value to meet  liquidity  needs during each of Annuity Year 1-8 without a
         CDSC  being  applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal  amount is not  available  if you choose to surrender your Annuity.  The minimum Free Withdrawal you may request is $100.

|X|      You can also make  withdrawals in excess of the Free Withdrawal  amount.  We call this a "Partial  Withdrawal."  The amount that you may withdraw  will depend on the Annuity's  Surrender  Value.  The Surrender  Value is equal to your Account Value minus any CDSC,  the Annual  Maintenance  Fee,  the Tax Charge,  any charges for  optional  benefits  and any Market  Value
         Adjustment  that may apply to any Fixed  Allocations.  After any Partial  Withdrawal,  your  Annuity  must have a Surrender
         Value of at least $1,000,  or we may treat the Partial  Withdrawal  request as a request to fully  surrender  your Annuity.
         The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals  and  Systematic  Withdrawals,  we will first  determine  what,  if any, amounts  qualify as a Free  Withdrawal.  Those amounts are not subject to the CDSC.  Partial  Withdrawals or Systematic  Withdrawals
of amounts greater than the maximum Free Withdrawal amount will be subject to a CDSC.

Partial Withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-8
The maximum Free  Withdrawal  amount during each of Annuity Year 1 through  Annuity Year 8 (when a CDSC would  otherwise  apply to a partial  withdrawal or surrender of your initial Purchase Payment) is 10% of all Purchase  Payments.  The 10% Free Withdrawal amount is not  cumulative.  If you do not make a Free  Withdrawal  during an  Annuity  Year,  you are not  allowed  to carry  over the Free
Withdrawal amount to the next Annuity Year.

Annuity Year 9+
After Annuity Year 8, the maximum Free Withdrawal amount is the sum of:
|X|      10% of any  Purchase  Payments  applied to your  Annuity  after the Issue  Date to which a CDSC would  apply upon a partial withdrawal or surrender.
|X|      100% of your initial Purchase Payment.
|X|      100% of any "growth" in the Annuity.

"Growth"  equals the current  Account Value minus all Purchase  Payments that have not previously  been  withdrawn.  For purposes of this  provision,  any XTra Credit amount or Target Value Credits we applied to your Purchase  Payments are not  considered  "growth"
and are not available as a Free Withdrawal.

NOTE:  Amounts that you have  withdrawn as a Free  Withdrawal  will not reduce the amount of any CDSC that we deduct if,  during the first eight (8) Annuity Years, you make a partial withdrawal or choose to surrender the Annuity.

Examples
1.       Assume you make an initial  Purchase  Payment of  $10,000  and make no  additional  Purchase  Payments.  The  maximum  Free
     Withdrawal amount during each of the first eight Annuity Years would be 10% of $10,000, or $1,000.

2.       Assume you make an initial Purchase  Payment of $10,000 and make an additional  Purchase Payment of $15,000 in Annuity Year
     2. The maximum Free Withdrawal  amount during Annuity Year 3 through 8 would be 10% of $25,000,  or $2,500.  In Annuity Year 9, the maximum Free Withdrawal  amount would be 10% of the $15,000  Purchase  Payment applied in Annuity Year 2 ($1,500) plus 100%
     of the initial Purchase Payment ($10,000) and any "growth" under the Annuity.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be assessed  against a Partial  Withdrawal  during the  accumulation  phase.  Whether a CDSC applies and the amount to be charged  depends on whether the Partial  Withdrawal  exceeds  any Free  Withdrawal  amount and, if so, the number of years that have elapsed since the Purchase Payment being withdrawn has been invested in the Annuity.

1.       If you request a Partial  Withdrawal,  we determine if the amount you requested is available as a Free Withdrawal (in which case it would not be subject to a CDSC);
2.       If the amount requested exceeds the available Free Withdrawal amount:
|X|      First,  we withdraw the amount from  Purchase  Payments  that have been  invested  for longer than the CDSC period,  if any
         (with your Annuity, 8 years)
|X|      Second,  we withdraw  the  remaining  amount from  Purchase  Payments  that are still  subject to a CDSC.  We withdraw  the
         "oldest" of your Purchase Payments first so that the lowest CDSC will apply to the amount being withdrawn.

     Any CDSC will only apply to the amount withdrawn that exceeds the Free Withdrawal amount.

3.       If the amount  requested  exceeds the amounts  available  under Item #2 above,  we withdraw the  remaining  amount from any other Account Value.

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals." You can receive  Systematic  Withdrawals of earnings only,  principal plus earnings or a flat dollar  amount.  Systematic  Withdrawals  may be subject to a CDSC. We will  determine  whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals  can be made  from  Account  Value  allocated  to the  variable  investment  options  or Fixed  Allocations.
Generally,  Systematic  Withdrawals  from Fixed  Allocations  are  limited  to  earnings  accrued  after the  program of  Systematic
Withdrawals  begins, or payments of fixed dollar amounts that do not exceed such earnings.  Systematic  Withdrawals are available on a monthly,  quarterly,  semi-annual  or annual basis.  The Surrender  Value of your Annuity must be at least $20,000  before we will allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal is $100. If any scheduled  Systematic  Withdrawal is for less than $100, we may postpone  the  withdrawal  and add the  expected  amount to the amount  that is to be  withdrawn  on the next  scheduled  Systematic
Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding  vehicle for certain  retirement  plans that receive  special tax treatment under Sections
401,  403(b) or 408 of the Code,  Section  72(t) of the Code may provide an exception to the 10% penalty tax on  distributions  made prior to age 59 1/2if you elect to  receive  distributions  as a series of  "substantially  equal  periodic  payments".  Distributions received under this provision in any Annuity Year that exceed the maximum amount  available as a free  withdrawal will be subject to a CDSC. To request a program that complies with Section  72(t),  you must provide us with certain  required  information  in writing on a form  acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)  withdrawals.  The Surrender
Value of your Annuity must be at least $20,000  before we will allow you to begin a program for  withdrawals  under  Section  72(t).
The minimum amount for any such withdrawal is $100.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum Distributions are a type of Systematic  Withdrawal we allow to meet distribution  requirements under Sections 401, 403(b) or
408 of the Code.  Under the Code,  you may be required to begin  receiving  periodic  amounts from your  Annuity.  In such case,  we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code.  We do not assess a CDSC on Minimum  Distributions  from your Annuity if you are required by law to take such Minimum  Distributions  from your
Annuity at the time it is taken.  However,  a CDSC may be  assessed  on that  portion of a  Systematic  Withdrawal  that is taken to satisfy the minimum  distribution  requirements in relation to other savings or investment  plans under other  qualified  retirement plans not maintained with American Skandia.

The  amount of the  required  Minimum  Distribution  for your  particular  situation  may  depend  on other  annuities,  savings  or investments.  We will only  calculate  the amount of your  required  Minimum  Distribution  based on the value of your  Annuity.  We require  three (3) days  advance  written  notice to  calculate  and  process  the  amount of your  payments.  We may charge you for
calculating  required  Minimum  Distributions.   You  may  elect  to  have  Minimum  Distributions  paid  out  monthly,   quarterly,
semi-annually or annually.  The $100 minimum that applies to Systematic Withdrawals does not apply to Minimum Distributions.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During the  accumulation  phase you can surrender  your Annuity at any time.  Upon  surrender,  you will receive the Surrender
Value.  Upon surrender of your Annuity, you will no longer have any rights under the Annuity.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law, you may request to surrender  your Annuity prior to the Annuity Date without  application  of any CDSC upon occurrence of a  medically-related  "Contingency  Event". The amount payable will be your Account Value minus: (a) the amount of any
Credits  applied within 12 months of the  applicable  "Contingency  Event" as defined below;  (b) the amount of any Credits added in conjunction with any Purchase Payments received after our receipt of your request for a  medically-related  surrender (i.e. Purchase
Payments  received  at such time  pursuant to a salary  reduction  program;  and (c) the amount of any Target  Value  Credits  under certain circumstances.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be named or any change of Annuitant must be accepted by us, prior to the  "Contingency  Event" described below;
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the Annuitant's  confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

A "Contingency Event" occurs if the Annuitant is:
|X|      first confined in a "Medical Care Facility"  while your Annuity is in force and remains  confined for at least 90 days in a row; or
|X|      first diagnosed as having a "Fatal Illness" while your Annuity is in force.

The definitions of "Medical Care Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your
Annuity.  Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE UPON ANNUITIZATION?
We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options provide the same amount with each payment.  Variable  options provide a payment which may increase or decrease  depending on the investment  performance of the  Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee feature.  Adjustable  options  provide a fixed payment that is  periodically  adjusted based on current  interest  rates.  We do not guarantee to make variable or adjustable  annuity payment options  available in the future.  Annuity  payments can be guaranteed for the life of the Annuitant,  for the life of the Annuitant with a certain  period  guaranteed,  or for a certain fixed period of time with no life contingency.

You may choose an Annuity  Date,  an annuity  option and the  frequency of annuity  payments  when you purchase an Annuity,  or at a later date.  You may change  your  choices up to 30 days before the Annuity  Date.  A maximum  Annuity  Date may be required by law.
Any change to these  options  must be in writing.  The Annuity  Date may depend on the annuity  option you choose.  Certain  annuity options may not be available depending on the age of the Annuitant.

Option 1
Payments for Life or Joint Lives:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section)  is the person or persons  upon  whose life  annuity  payments  are based.  No  additional  annuity payments  are made after the death of the key life.  Since no minimum  number of payments  is  guaranteed,  this  option  offers the largest amount of periodic  payments of the life contingent  annuity  options.  It is possible that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits would be payable.  This Option is currently available on a fixed or variable basis.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other  payments or death benefits would be payable.  This Option is currently available on a fixed or variable basis.

Option 3
--------
Payments  for Life with 5, 10, 15, or 20 Years  Certain:  Under  this  option,  income is  payable  until the death of the key life.
However,  if the key life dies before the end of the period selected (10, 15, or 20 years),  the remaining  payments are paid to the
Beneficiary until the end of such period. This Option is currently available on a fixed or variable basis.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.

Option 5
--------
Variable  Payments for a Certain Period:  Under this option,  income is payable  periodically  for a specified  number of years. The number of years cannot be less than 5 or more than 50.  Payments may increase or decrease  depending on the  investment  performance of the  Sub-Accounts.  If the payee dies before the end of the specified  number of years,  the  remaining  payments are paid to the
Beneficiary  to the end of  such  period.  Note  that  under  this  option,  payments  are  not  based  on any  assumptions  of life expectancy.  Therefore,  that portion of the Insurance  Charge  assessed to cover the risk that key lives  outlive our  expectations provides no benefit to an Owner selecting this option.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
Any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic payments.

Option 7
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 6;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic payments.  We charge an additional amount for this guarantee.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date.  Therefore,  making a purchase  payment within seven years of the Annuity  Date limits your  annuity  payment  options.  Certain  annuity  payment  options may not be  available if your
Annuity Date occurs during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar month following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity payments, where allowed by law, will be calculated on a fixed basis under Option 2, Payments for Life with 10 years certain.

If you have not made an election  prior to death  benefit  proceeds  becoming  due, the  Beneficiary  may elect to receive the death benefit under one of the fixed annuity  payment  options or any option we make available for death  proceeds.  However,  if you made an election, the Beneficiary may not alter such election.

HOW ARE ANNUITY PAYMENTS CALCULATED?
The first annuity  payment varies  according to the annuity  payment option and payment  frequency  selected.  Generally,  the first annuity  payment is determined by multiplying  the Account Value plus any  additional  amounts  applied by us under the  Performance
Advantage  benefit by the factor  determined  from our table of annuity  rates.  The table of annuity rates differ based on the type of annuity  chosen and the  frequency of payment  selected.  Our rates will not be less than our  guaranteed  minimum  rates.  These guaranteed  minimum rates are derived from the a2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation,  such annuity table will have rates that do not differ  according to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The Annuity  provides a Death Benefit during its  accumulation  phase. If the Annuity is owned by one or more natural  persons,  the
Death  Benefit is payable  upon the first  death of an Owner.  If the  Annuity is owned by an entity,  the Death  Benefit is payable upon the Annuitant's  death, if there is no Contingent  Annuitant.  If a Contingent  Annuitant was designated before the Annuitant's death and the  Annuitant  dies,  then the  Contingent  Annuitant  becomes the Annuitant and a Death Benefit will not be paid at that time.  The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account Value  allocated to the  Sub-accounts  is used, in part, to pay us for the risk we assume in providing  the basic Death Benefit  guarantee  under the
Annuity.  The Annuity also offers two  different  optional  Death  Benefits  that can be purchased  for an  additional  charge.  The additional charge is deducted to compensate American Skandia for providing  increased insurance  protection under the optional Death
Benefits.  Notwithstanding  the  additional  protection  provided  under the optional Death  Benefits,  the additional  cost has the impact of reducing the net performance of the investment  options.  Under certain  circumstances,  your Death Benefit may be reduced by the amount of any Credits or Target  Value  Credits we applied to your  Purchase  Payments.  (see "How are Credits  Applied to My
Account Value" and "Recovery of Target Value Credits")

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account Value in the variable investment options and your Interim Value in the Fixed Allocations.

For purposes of the basic and optional Death Benefits,  "proportional  withdrawals"  are determined by calculating the percentage of the Account Value that each prior  withdrawal  represented when withdrawn.  For example,  a withdrawal of 50% of Account Value would be  considered  as a 50%  reduction  in Purchase  Payments.  The basic Death  Benefit may be reduced by any Credits or Target  Value
Credits under certain circumstances.

OPTIONAL DEATH BENEFITS
You can purchase  either of two  optional  Death  Benefits  with your Annuity to provide an enhanced  level of  protection  for your beneficiaries.  We do not currently offer the Annuity with both optional Death Benefits.

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Currently,  these  benefits  are only  offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow  existing  Annuity Owners to purchase  either of the optional  Death  Benefits  subject to our rules and any changes or restrictions  in the  benefits.  Certain  terms and  conditions  may differ if you  purchase  your  Annuity as part of an  exchange, replacement or transfer, in whole or in part, from any other Annuity we issue.
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Percentage of Gain Death Benefit
The  Percentage of Gain Death Benefit can provide  additional  amounts to your  Beneficiary  that may be used to offset  federal and state taxes  payable on any taxable  gains in your Annuity at the time of your death.  Whether this benefit is  appropriate  for you may depend on your particular  circumstances,  including other financial  resources that your  Beneficiary may have available to pay taxes on your  Annuity  should you die  during  the  accumulation  period.  No  benefit  is payable if death  occurs on or after the
Annuity Date.

The  Percentage  of Gain Death  Benefit  provides a benefit that is payable in addition to the basic Death  Benefit.  If the Annuity has one Owner,  the Owner must be age 75 or less at the time the benefit is purchased.  If the Annuity has joint Owners,  the oldest
Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

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The Percentage of Gain Death Benefit is being offered in those  jurisdictions where we have received  regulatory  approval.  Certain terms and conditions may differ between  jurisdictions  once approved.  The benefit is currently only offered to Owners who purchase the Annuity as a  "non-qualified"  investment.  We may make the benefit  available  to Owners who  purchase the Annuity as an IRA or other  "qualified"  investment  at a later date.  Please refer to the section  entitled  "Tax  Considerations"  for a discussion  of special tax considerations for purchasers of this benefit.
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Calculation of Percentage of Gain Death Benefit
If you purchase the Percentage of Gain Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death  Benefit  Amount  includes  your Account  Value and any amounts added to your Account Value under the basic Death Benefit when
----------------------
the Death Benefit is calculated.  Under the basic Death  Benefit,  amounts are added to your Account Value when the Account Value is less than Purchase Payments minus  proportional  withdrawals.  The Percentage of Gain Death Benefit may be reduced by any Credits or
Target Value Credits under certain circumstances.

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The  Percentage  of Gain Death  Benefit is subject to a maximum of 50% of all Purchase  Payments  applied to the Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
------------------------------------------------------------------------------------------------------------------------------------

See Appendix C for examples of how the Percentage of Gain Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the
Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age 80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death Benefit Target Date is the contract  anniversary  on or after the 80th birthday of the current Owner,  the oldest
             -------------------------
     of either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value  equals the highest of all  previous  "Anniversary  Values" on or before the earlier of the
             ---------------------------
     Owner's date of death and the "Death Benefit Target Date".

|X|      The Anniversary  Value is the Account Value as of each anniversary of the Issue Date plus the sum of all Purchase  Payments
             ------------------
     on or after such anniversary less the sum of all "Proportional Reductions" since such anniversary.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the  Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all  Proportional  Reductions,  each increasing  daily until the Owner's date of  death  at a rate of  5.0%,  subject  to a limit of 200% of the  difference  between  the sum of all  Purchase
              Payments and the sum of all withdrawals as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any Proportional Reductions since such date.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the Account  Value as of the date we receive in writing  "due proof of death" (an MVA may be  applicable  to amounts in any
              Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all  Purchase  Payments  less the sum of all Proportional Reductions since the Death Benefit Target Date.

The Guaranteed Minimum Death Benefit may be reduced by any Credits or Target Value Credits under certain circumstances.

Annuities with joint Owners
For  Annuities  with Joint  Owners,  the Death  Benefit is  calculated as shown above except that the age of the oldest of the Joint
Owners is used to determine the Death Benefit  Target Date.  NOTE: If you and your spouse own the Annuity  jointly,  we will pay the
Death Benefit to the Beneficiary.  If the sole primary  Beneficiary is the surviving spouse,  then the surviving spouse can elect to assume ownership of the Annuity and continue the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is calculated as shown above except that the age of the Annuitant is used to determine  the Death  Benefit  Target  Date.  Payment of the Death  Benefit is based on the death of the  Annuitant  (or  Contingent
Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can  terminate  the  Percentage  of Gain Death  Benefit at any time.  Upon  termination,  you will be required to pay a pro-rata portion of the annual charge for the benefit.  The Guaranteed  Minimum Death Benefit cannot be terminated  once it is elected.  Both optional  Death  Benefits will  terminate  automatically  on the Annuity Date. We may also  terminate the optional  Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your Account Value if you elect to purchase  either  optional  Death  Benefit.  No charge  applies after the
Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and
4.       if you choose to terminate the benefit (Percentage of Gain Death Benefit only)

If you  surrender  the  Annuity,  elect to begin  receiving  annuity  payments  or  terminate  the  benefit  on a date other than an anniversary  of the Issue  Date,  the charge  will be  prorated.  During the first year  after the Issue  Date,  the charge  will be prorated from the Issue Date.  In all subsequent years, it would be prorated from the last anniversary of the Issue Date.

We first deduct the amount of the charge  pro-rata from the Account  Value in the variable  investment  options.  We only deduct the charge pro-rata from the Fixed Allocations to the extent there is insufficient  Account Value in the variable  investment options to pay the charge.  If your Annuity's  Account Value is insufficient to pay the charge,  we may deduct your remaining Account Value and terminate  your  Annuity.  We will notify you if your  Account  Value is  insufficient  to pay the charge and allow you to submit an additional Purchase Payment to continue your Annuity.

Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

PAYMENT OF DEATH BENEFITS

Spousal Beneficiary - Assumption of Annuity
You may name your  spouse as your  Beneficiary.  If you and your  spouse own the Annuity  jointly,  we assume that the sole  primary
Beneficiary will be the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative
Beneficiary  designation,  the spouse  Beneficiary may elect to assume  ownership of the Annuity instead of taking the Death Benefit payment.  Any Death Benefit  (including any optional Death  Benefits)  that would have been payable to the  Beneficiary  will become the new  Account  Value as of the date we receive due proof of death and any  required  proof of a spousal  relationship.  As of the date the  assumption is  effective,  the  surviving  spouse will have all the rights and benefits that would be available  under the
Annuity to a new  purchaser of the same  attained  age.  For purposes of  determining  any future  Death  Benefit for the  surviving spouse,  the new Account Value will be  considered as the initial  Purchase  Payment.  No CDSC will apply to the new Account  Value.
However,  any additional  Purchase  Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section  entitled  "Managing  Your Annuity - Spousal  Contingent  Annuitant"  for a discussion of the treatment of a spousal
Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      over a period not extending  beyond the life  expectancy of the Beneficiary or over the life of the  Beneficiary.  Payments under this  option  must  begin  within one year of the date of death.  You can elect to  receive  payments  as a series of fixed annuity payments or under a variable option, as described below.

Payment under a Variable Option
A Beneficiary  may elect to receive the Death Benefit  proceeds as a series of payments over a period not extending  beyond the life expectancy of the Beneficiary or over the life of the Beneficiary.  Two payout options currently are available:

|X|      benefits may increase or decrease  depending on the investment  performance of the  Sub-Accounts.  This option provides for a "cushion" from volatile investment  performance so that negative investment  performance does not automatically result in a decrease in the settlement payment each month, and positive  investment  performance does not automatically  result in an increase in the settlement payment each month.
|X|      Income is payable as described  above;  except,  that the settlement  payment,  while the key life is alive,  will not  be less than a guaranteed  amount,  which is generally equal to the first settlement  payment.  We charge an additional amount for this guarantee.

Inherited IRA Death Benefit Payout
The Code  provides for  alternative  death benefit  payment  options when an Annuity is used as an IRA,  403(b) or other  "qualified investment" that requires Minimum  Distributions.  The available  payment options will depend on whether the Owner died on or before the date he or she was  required  to begin  receiving  Minimum  Distributions  under the Code and  whether  the  Beneficiary  is the surviving spouse.

|X|      If death  occurs  before the date Minimum  Distributions  must begin under the Code,  the Death  Benefit can be paid out in either a lump  sum,  within  five  years  from the date of death,  or over the life or life  expectancy  of the  designated
         Beneficiary  (as long as payments begin by December 31st of the year following the year of death).  However,  if the spouse is the  Beneficiary,  the Death  Benefit can be paid out over the life or life  expectancy of the spouse with such payments beginning no earlier than  December 31 of the year  following  the year of death or December  31st of the year in which the deceased would have reached age 70 1/2, which ever is later.

|X|      If death occurs  after the date  Minimum  Distributions  must begin under the Code,  the Death  Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary has the flexibility to take out more each year than required under the Minimum  Distribution  rules.  Until withdrawn, amounts in an IRA,  403(b) or other  "qualified  investment"  continue to be tax deferred.  Amounts  withdrawn each year,  including amounts  that are  required to be  withdrawn  under the Minimum  Distribution  rules,  are subject to tax. You may wish to consult a professional  tax advisor for tax advice as to your  particular  situation.  See the section  entitled "How are  Distributions  From
Qualified Contracts Taxed? - Minimum Distributions after age 70 1/2."

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the Death Benefit if the  decedent  was not the Owner or  Annuitant  as of the Issue  Date and did not  become  the Owner or  Annuitant  due to the prior
Owner's or  Annuitant's  death.  Any minimum Death Benefit that applies will be suspended for a two-year  period from the date he or she first became Owner or Annuitant.  After the two-year  suspension  period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death  Benefit as of the date we receive "due proof of death" and any other  written  representations we  require  to  determine  the  proper  payment of the Death  Benefit  to all  Beneficiaries.  "Due  proof of death" may  include a certified  copy of a death  certificate,  a certified  copy of a decree of a court of  competent  jurisdiction  as to the finding of death or other  satisfactory  proof of death.  Upon our receipt of "due proof of death" we automatically  transfer the Death Benefit to the AST Money  Market  Sub-Account  until we further  determine  the  universe of eligible  Beneficiaries.  Once the  universe of eligible  Beneficiaries  has been determined  each eligible  Beneficiary may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

We may require written  acknowledgment of all named  Beneficiaries  before we can pay the Death Benefit.  During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation  period,  the Annuity has an Account Value. The Account Value is determined  separately for each Sub-account allocation and for each Fixed  Allocation.  The Account Value is the sum of the values of each Sub-account  allocation and the value of each Fixed  Allocation.  The Account  Value does not reflect any CDSC that may apply to a withdrawal  or  surrender.  The Account
Value  includes any additional  amounts we applied to your Purchase  Payments that we are entitled to recover upon surrender of your
Annuity.  When  determining  the Account Value on a day more than 30 days prior to a Fixed  Allocation's  Maturity Date, the Account
Value may include any Market Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value  available to you on any day during the  accumulation  period.  The Surrender Value is equal to your  Account  Value minus any CDSC,  the Annual  Maintenance  Fee, the charge for any  optional  Death  Benefit and any additional  amounts we applied to your  Purchase  Payments  that we are entitled to recover  upon  surrender  of your  Annuity.  The
Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you  allocate  Account  Value  to a  Sub-Account,  you are  purchasing  units  of the  Sub-account.  Each  Sub-account  invests exclusively  in  shares  of an  underlying  Portfolio.  The  value of the  Units  fluctuate  with  the  market  fluctuations  of the
Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day, we determine  the price for a Unit of each  Sub-account,  called the "Unit  Price." The Unit Price is used for determining  the value of  transactions  involving  Units of the  Sub-accounts.  We  determine  the number of Units  involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a Sub-account.  On the Valuation Day you make the allocation,  the Unit Price is $14.83.  Your $5,000 buys  337.154  Units of the  Sub-account.  Assume  that  later,  you wish to  transfer  $3,000  of your  Account  Value  out of that
Sub-account  and  into  another  Sub-account.  On the  Valuation  Day you  request  the  transfer,  the Unit  Price of the  original
Sub-account  has  increased to $16.79.  To transfer  $3,000,  we sell 178.677  Units at the current Unit Price,  leaving you 158.477
Units.  We then buy $3,000 of Units of the new  Sub-account  at the Unit Price of $17.83.  You would then have 168.255  Units of the new Sub-account.

HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the initial value allocated to a Fixed  Allocation plus all interest  credited to a Fixed  Allocation as of the date  calculated.
The Interim  Value does not include the impact of any Market  Value  Adjustment.  If you made any  transfers or  withdrawals  from a
Fixed  Allocation,  the Interim Value will reflect the withdrawal of those amounts and any interest credited to those amounts before they were  withdrawn.  To determine  the Account  Value of a Fixed  Allocation  on any day other than its Maturity Date or within 30 days prior to its Maturity Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?

Initial  Purchase  Payments:  We are required to allocate  your initial  Purchase  Payment to the  Sub-accounts  within two (2) days after we receive  all of our  requirements  to issue the  Annuity.  If we do not have all the  required  information  to allow us to issue your  Annuity,  we may retain  the  Purchase  Payment  while we try to reach you or your  representative  to obtain all of our requirements.  If we are unable to obtain all of our  required  information  within  five (5) days,  we are  required  to return the
Purchase  Payment to you at that time,  unless you  specifically  consent to our retaining the Purchase  Payment while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase  Payment and issue the Annuity within two (2) days.  During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase  Payments:  We will apply any  additional  Purchase  Payments on the Valuation Day that we receive the Purchase
Payment with satisfactory instructions.

Scheduled  Transactions:  "Scheduled"  transactions  include  transfers  under  a  Dollar  Cost  Averaging,  rebalancing,  or  asset allocation program,  Systematic  Withdrawals,  Minimum Distributions or annuity payments.  Scheduled  transactions are processed and valued as of the date they are scheduled,  unless the scheduled day is not a Valuation Day. In that case,  the  transaction  will be processed and valued on Valuation Day prior to the scheduled transaction date.

Unscheduled  Transactions:   "Unscheduled"  transactions  include  any  other  non-scheduled  transfers  and  requests  for  Partial
Withdrawals  or Free  Withdrawals  or  Surrenders.  Unscheduled  transactions  are  processed  and valued as of the Valuation Day we receive the request at our Office in good order.

Medically-related  Surrenders & Death  Benefits:  Medically-related  surrender  requests and Death Benefit claims require our review and evaluation  before  processing.  We price such transactions as of the date we receive at our Office all materials we require for such transaction and that are satisfactory to us.

Transactions in Rydex and ProFund VP Sub-accounts:  Any financial  transactions  involving the Rydex or ProFund VP Sub-accounts must be received by us no later than one hour prior to any announced  closing of the  applicable  securities  exchange  (generally,  3:00
p.m.  Eastern time) to be processed on the current  Valuation Day. The "cut-off" time for financial  transactions  involving a Rydex or ProFund VP  Sub-account  will be  extended to1/2hour prior to any  announced  closing  (generally,  3:30 p.m.  Eastern  time) for transactions  submitted  electronically  through American Skandia's Internet website  (americanskandia.com).  However,  the Internet functionality is currently  available only to Contract Owners who have authorized their financial  representatives to make financial transactions  on their  behalf.  If you request a  transaction  involving the purchase or redemption of Units in one of the Rydex or
ProFund VP  Sub-accounts  after the  applicable  "cut-off"  time, we will deem your request as received by us on the next  Valuation
Day.  You may be required to submit a new request on the following day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following is a brief summary of some of the Federal tax  considerations  relating to this Annuity.  However,  since the tax laws are complex and tax consequences are affected by your individual  circumstances,  this summary of our interpretation of the relevant tax laws is not  intended  to be  fully  comprehensive  nor is it  intended  as tax  advice.  Therefore,  you  may  wish  to  consult  a professional tax advisor for tax advice as to your particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The Separate  Accounts are taxed as part of American  Skandia.  American Skandia is taxed as a life insurance  company under Part I, subchapter  L of the Code.  No taxes are due on  interest,  dividends  and  short-term  or  long-term  capital  gains  earned by the
Separate Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code governs the taxation of annuities in general.  Taxation of the Annuity will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension plan,  profit  sharing plan or other  retirement  arrangement  that is eligible for special  treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more  individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any increase in the value of the Annuity  until an amount is received (a  "distribution").  This is  commonly  referred to as "tax  deferral".  A distribution  can be in the form of a lump sum payment  including  payment of a Death Benefit,  or in annuity  payments under one of the annuity payment options.  Certain other transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the Annuity must currently  include  any  increase in the value of the Annuity  during a tax year in its gross  income.  An  exception  from  current taxation applies for annuities held by a structured  settlement company,  by an employer with respect to a terminated  tax-qualified retirement  plan, a trust holding an annuity as an agent for a natural person,  or by a decedent's  estate by reason of the death of the decedent.  A tax-exempt entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions  Before  Annuitization:  Distributions  received before annuity  payments begin are generally  treated as coming first from "income on the contract" and then as a return of the  "investment  in the  contract".  The amount of any  distribution  that is treated  as receipt of  "income  on the  contract"  is  includible  in the  taxpayer's  gross  income and  taxable in the year it is received.  The amount of any  distribution  treated as a return of the  "investment  in the  contract"  is not  includible  in gross income.

|X|      "Income on the  contract" is calculated by  subtracting  the  taxpayer's  "investment  in the contract"  from the aggregate value of all "related contracts" (discussed below).
|X|      "Investment  in the  contract"  is equal to  total  purchase  payments  for all  "related  contracts"  minus  any  previous distributions  or portions of such  distributions  from such  "related  contracts"  that were not  includible  in gross income.
     "Investment  in the  contract"  may be affected by whether an annuity or any  "related  contract"  was  purchased  as part of a tax-free exchange of life insurance,  endowment,  or annuity  contracts under Section 1035 of the Code.  Unless  "after-tax" or non-deductible  contributions have been made to a Qualified Contract, the "investment in the contract" for a Qualified Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each  annuity  payment  received on or after the Annuity  Date will  generally be taxable.  The taxable  portion of each annuity  payment is determined by a formula which  establishes the ratio that the "investment in the contract"  bears to the total value of annuity  payments to be made.  This is called the  "exclusion  ratio." The  investment in the contract is excluded from gross income.  Any additional  payments  received that exceed the exclusion  ratio will be entirely includible in gross income.  The formula for determining the exclusion  ratio differs between fixed and variable  annuity  payments.
When  annuity  payments  cease  because of the death of the person upon whose life  payments are based and, as of the date of death, the amount of annuity  payments  excluded  from  taxable  income by the  exclusion  ratio  does not  exceed the  "investment  in the contract,"  then the remaining  portion of  unrecovered  investment is allowed as a deduction by the  beneficiary in the tax year of such death.

Penalty Tax on  Distributions:  Generally,  any  distribution  from an annuity  not used in  conjunction  with a Qualified  Contract
(Qualified  Contracts are  discussed  below) is subject to a penalty  equal to 10% of the amount  includible  in gross income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions made on or after the death of the contract owner, or, if the owner is an entity, the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of  substantially  equal periodic  payments for the life (or life  expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
|X|      Distributions of amounts which are treated as "investments in the contract" made prior to August 14, 1982;
|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service.

Special rules  applicable to "related  contracts":  Contracts  issued by the same insurer to the same contract owner within the same calendar year (other than certain  contracts owned in connection with a tax-qualified  retirement  arrangement) are to be treated as one annuity contract when determining the taxation of distributions  before  annuitization.  We refer to these contracts as "related contracts."  In situations  involving  related  contracts we believe that the values under such  contracts and the investment in the contracts  will be added  together to determine the proper  taxation of a  distribution  from any one contract  described  under the section  "Distributions before  Annuitization."  Distributions will be treated as coming first from income on the contract until all of the income on all such related  contracts is withdrawn,  and then as a return of the  investment  in the contract.  There is some uncertainty  regarding the manner in which the Internal Revenue Service would view related  contracts when one or more contracts are immediate  annuities or are contracts that have been  annuitized.  The Internal  Revenue Service has not issued guidance  clarifying this issue as of the date of this  Prospectus.  You are  particularly  cautioned  to seek  advice  from your own tax advisor on this matter.

Special  concerns  regarding  "substantially  equal  periodic  payments":  (also  known as  "72(t)" or  "72(q)"  distributions)  Any modification to a program of  distributions  which are part of a series of substantially  equal periodic  payments that occur before the later of the taxpayer  reaching age 59 1/2or five (5) years from the first of such payments will result in the  requirement to pay the taxes that would have been due had the  payments  been  treated as subject to tax in the years  received,  plus  interest.  This does not apply when the  modification is due by reason of death or disability.  It is our  understanding  that the Internal  Revenue
Service may not consider a scheduled  series of  distributions to qualify under Sections 72(q) or 72(t) if the holder of the annuity retains the right to modify such distributions at will, even if such right is not exercised,  or, for a variable annuity,  depending on how payments are structured.

Special  concerns  regarding  immediate  annuities:  The Internal  Revenue  Service has ruled that the  exception to the 10% penalty described  above for  "non-qualified"  immediate  annuities  as  defined  under the Code may not apply to annuity  payments  under a contract  recognized  as an immediate  annuity  under state  insurance  law  obtained  pursuant to an exchange of a contract if: (a)
purchase  payments for the exchanged  contract were  contributed or deemed to be contributed more than one year prior to the annuity starting date under the immediate  annuity;  and (b) the annuity  payments under the immediate  annuity do not meet the requirements of any other exception to the 10% penalty.

Special rules in relation to tax-free  exchanges under Section 1035:  Section 1035 of the Code permits certain tax-free exchanges of a life insurance,  annuity or endowment  contract for an annuity.  If an annuity is purchased  through a tax-free exchange of a life insurance,  annuity or endowment contract that was purchased prior to August 14, 1982, then any distributions  other than as annuity payments will be considered to come:
|X|      First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any "income on the  contract"  that is  attributable  to the  purchase  payments  made prior to August 14, 1982
       (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the  amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  investment  in the contract  made prior to August 14, 1982, such amounts are not included in taxable income.  Further,  distributions  received that are considered to be a return of investment on the contract from purchase  payments made prior to August 14, 1982,  such  distributions  are not subject to the 10% tax penalty.
In all other  respects,  the  general  provisions  of the Code apply to  distributions  from  annuities  obtained as part of such an exchange.

On November 22, 1999, the Internal  Revenue  Service issued an acquiescence in the decision of the United States Tax Court in Conway
v.  Commissioner (111 T.C. 350 (1998)) that a taxpayer's  partial surrender of a non-qualified  annuity contract and direct transfer of the  resulting  proceeds for the purchase of a new  non-qualified  annuity  contract  qualifies as a non-taxable  exchange  under
Section 1035 of the Internal  Revenue  Code.  "Acquiescence"  means that the IRS accepts the holding of the Court in a case and that the IRS will follow it in disposing of cases with the same controlling  facts.  Prior to the Conway decision,  industry practice has been to treat a partial  surrender of account  value as fully  taxable to the extent of any gain in the  contract for tax  reporting purposes and to  "step-up"  the basis in the  contract  accordingly.  However  with the IRS'  acquiescence  in the Conway  decision, partial  surrenders  may be treated in the same way as tax-free  1035  exchanges of entire  contracts,  therefore  avoiding  current taxation of any gains in the  contract as well as the 10% IRS tax penalty on pre-age 59 1/2withdrawals.  The IRS  reserved  the right to treat  transactions it considers  abusive as ineligible for this favorable partial 1035 exchange  treatment.  We do not know what transactions  may be  considered  abusive.  For example,  we do not know how the IRS may view early  withdrawals  or  annuitizations after a  partial  exchange.  As of the  date of this  prospectus,  we will  treat a  partial  surrender  of this  type  involving  a non-qualified  annuity  contract as a "tax-free"  exchange  for future tax  reporting  purposes,  except to the extent that we, as a reporting and withholding agent,  believe that we would be expected to deem the transaction to be abusive.  However,  some insurance companies may not recognize  these partial  surrenders  as tax-free  exchanges and may report them as taxable  distributions  to the extent of any gain  distributed  as well as subjecting the taxable  portion of the  distribution  to the 10% IRS early  distribution penalty.  We  strongly  urge you to  discuss  any  transaction  of this  type  with  your tax  advisor  before  proceeding  with the transaction.

While the principles  expressed in the Conway  decision  appear  applicable to partial  exchanges from life  insurance,  there is no guidance from the Internal  Revenue Service as to whether it concurs with  non-recognition  treatment under Section 1035 of the Code for such  transactions.  We will continue to report a partial  surrender of a life insurance  policy as subject to current  taxation to the extent of any gain.  In addition,  please be cautioned  that no specific  guidance has been provided as to the impact of such a transaction for the remaining life insurance policy,  particularly as to the subsequent  methods to be used to test for compliance under the Code for both the definition of life insurance and the definition of a modified endowment contract.

Special  Considerations  for  Purchasers  of the  Percentage of Gain Death  Benefit:  As of the date of this  Prospectus,  it is our understanding  that the charges  related to the optional  Death  Benefit are not subject to current  taxation and we will not report them as such.  However,  the IRS could take the position  that these  charges  should be treated as partial  withdrawals  subject to current  taxation to the extent of any gain and, if  applicable,  the 10% tax  penalty.  We reserve the right to report  charges for the optional Death Benefit as partial  withdrawals if we, as a reporting and  withholding  agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be suitable as a funding vehicle for various types of  tax-qualified  retirement  plans.  We have provided  summaries of the types of  tax-qualified  retirement  plans with which we may issue an Annuity.  These summaries  provide general  information about the tax rules and are not intended to be complete  discussions.  The tax rules regarding  qualified  plans are complex.  These rules may include  limitations on contributions and restrictions on distributions,  including  additional  taxation of distributions and  additional  penalties.  The terms and  conditions  of the  tax-qualified  retirement  plan may  impose  other  limitations  and restrictions  that are in addition to the terms of the Annuity.  The  application  of these rules  depends on  individual  facts and circumstances.  Before  purchasing an Annuity for use in a qualified  plan, you should obtain  competent tax advice,  both as to the tax treatment and suitability of such an investment.  American  Skandia does not offer all of its annuities to all of these types of tax-qualified retirement plans.

Corporate  Pension and  Profit-sharing  Plans:  Annuities may be used to fund  employee  benefits of various  corporate  pension and profit-sharing  plans  established by corporate  employers  under Section 401(a) of the Code including  401(k) plans.  Contributions to such plans are not taxable to the employee until  distributions  are made from the retirement plan. The Code imposes  limitations on the amount that may be contributed  and the timing of  distributions.  The tax treatment of  distributions  is subject to special provisions of the Code, and also depends on the design of the specific  retirement plan.  There are also special  requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R. 10 Plans:  Annuities  may also be used to fund  benefits of retirement  plans  established  by  self-employed  individuals  for themselves and their  employees.  These are commonly  known as "H.R. 10 Plans" or "Keogh Plans".  These plans are subject to most of the same types of limitations and  requirements as retirement  plans  established by corporations.  However,  the exact  limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which  contributions may be  made  by  certain  qualifying  employers  such  as  public  schools  and  certain  charitable,  educational  and  scientific organizations  specified  in Section  501(c)(3)  for the  benefit of their  employees.  Such  contributions  are not  taxable to the employee  until  distributions  are made from the TSA.  The Code  imposes  limits on  contributions,  transfers  and  distributions.
Nondiscrimination requirements also apply.

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Under a TSA, you may be prohibited from taking  distributions  from the contract  attributable to  contributions  made pursuant to a salary reduction agreement unless the distribution is made:
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|X|      After the participating employee attains age 59 1/2;
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|X|      Upon separation from service, death or disability; or
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|X|      In the case of financial hardship (subject to restrictions).
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Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established by governmental and certain other tax exempt  employers  for their  employees  may invest in annuity  contracts.  The Code limits  contributions  and  distributions,  and imposes  eligibility  requirements as well.  Contributions  are not taxable to employees until  distributed from the plan.  However, plan assets  remain the  property of the  employer  and are subject to the claims of the  employer's  general  creditors  until such assets are made available to participants or their beneficiaries.

Individual  Retirement Programs or "IRAs":  Section 408 of the Code allows eligible individuals to maintain an individual retirement account or individual  retirement  annuity  ("IRA").  IRAs are subject to  limitations  on the amount that may be  contributed,  the contributions  that may be deducted  from  taxable  income,  the persons who may be eligible to  establish  an IRA and the time when distributions  must commence.  Further,  an Annuity may be established with  "roll-over"  distributions  from certain  tax-qualified retirement plans and maintain the tax-deferred status of these amounts.

Roth IRAs:  A form of IRA is also  available  called a "Roth  IRA".  Contributions  to a Roth IRA are not tax  deductible.  However, distributions  from a Roth IRA are free from  Federal  income taxes and are not subject to the 10% penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion from a traditional  IRA was made and the  distribution is made
                                                                                                       ---
(a) once the taxpayer is age 59 1/2or older,  (b) upon the death or disability of the taxpayer,  or (c) for qualified  first-time home buyer expenses,  subject to certain  limitations.  Distributions  from a Roth IRA that are not "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs and Roth  IRAs  will  receive a  special  disclosure  document,  which  describes  limitations  on  eligibility, contributions,  transferability  and  distributions.  It also  describes  the  conditions  under which  distributions  from IRAs and qualified plans may be rolled over or transferred into an IRA on a tax-deferred  basis and the conditions under which  distributions from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that meet  specified  criteria may  establish  Simplified  Employee  Pensions or SEP IRAs.  Employer
contributions  that may be made to employee SEP IRAs are larger than the amounts that may be  contributed  to other IRAs, and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts are generally  taxed under  Section 72 of the Code.  Under these rules,  a portion of each distribution  may be excludable  from income.  The  excludable  amount is the proportion of a  distribution  representing  after-tax contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a distribution from a Qualified  Contract made prior to age 59 1/2.  However, the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent to the death or  disability  of the taxpayer (for this purpose  disability is as defined in Section  72(m)(7)
     of the Code);
|X|      is part of a series  of  substantially  equal  periodic  payments  to be paid not less  frequently  than  annually  for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions above which are followed by an asterisk (*) do not apply to IRAs.  Certain other exceptions may be available.

Minimum  Distributions  after age 70 1/2: A participant's  interest in a Qualified Contract must generally be distributed,  or begin to be distributed, by the "required beginning date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar  year in which the  individual  retires from service with the employer  sponsoring  the plan.  The  retirement option is not available to IRAs.

The participant's  entire interest must be distributed  beginning no later than the required  beginning date over a period which may not  extend  beyond a  maximum  of the life or life  expectancy  of the  participant  (or the life  expectancies  of the owner and a designated  Beneficiary).  Each annual  distribution  must equal or exceed a "minimum  distribution  amount"  which is determined by dividing the account value by the applicable life  expectancy or pursuant to an annuity  payout.  If the account balance is used, it generally is based upon the Account Value as of the close of business on the last day of the previous calendar year.

If the  participant  dies before  reaching his or her  "required  beginning  date",  his or her entire  interest  must  generally be distributed  within five (5) years of death.  However,  this rule will be deemed satisfied if  distributions  begin before the close of the calendar year following death to a designated  Beneficiary (or over a period not extending  beyond the life expectancy of the beneficiary).  If the Beneficiary is the individual's surviving spouse,  distributions may be delayed until the deceased owner would have  attained  age 701/2. A  surviving  spouse  would  also have the  option to assume the IRA as his or her own if he or she is the sole designated  beneficiary.  If a participant dies after reaching his or her required  beginning date or after  distributions have commenced,  the  individual's  interest must  generally be distributed  at least as rapidly as under the method of  distribution  in effect at the time of the individual's death.

If the amount distributed is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

GENERAL TAX CONSIDERATIONS

Diversification:  Section  817(h) of the Code provides that a variable  annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of  insurance  companies).  If the  diversification  requirements  under the Code are not met and the  annuity is not  treated as an annuity,  the  taxpayer  will be subject to income tax on the annual gain in the  contract.  The Treasury  Department's  regulations prescribe the diversification  requirements for variable annuity contracts.  We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Transfers Between Investment  Options:  Transfers between investment  options are not subject to taxation.  The Treasury  Department may  promulgate  guidelines  under  which a variable  annuity  will not be treated as an annuity for tax  purposes  if persons  with ownership  rights have excessive  control over the  investments  underlying  such variable  annuity.  Such guidelines may or may not address the number of investment  options or the number of transfers  between  investment  options offered under a variable annuity.
It is not known whether such guidelines,  if in fact promulgated,  would have retroactive  effect. It is also not known what effect, if any, such guidelines may have on transfers  between the investment  options of the Annuity offered  pursuant to this  Prospectus.
We will take any action,  including  modifications to your Annuity or the  Sub-accounts,  required to comply with such guidelines if promulgated.

Federal  Income Tax  Withholding:  Section  3405 of the Code  provides  for  Federal  income  tax  withholding  on the  portion of a distribution  which is  includible  in the gross  income of the  recipient.  Amounts to be  withheld  depend  upon the nature of the distribution.  However,  under most  circumstances  a recipient  may elect not to have income  taxes  withheld or have income  taxes withheld at a different rate by filing a completed election form with us.

Certain distributions,  including rollovers,  from most Qualified Contracts, may be subject to automatic 20% withholding for Federal income taxes.  This will not apply to:
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal periodic  payments for the life or life  expectancy of the  participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan; and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments  and Pledges:  Any amount  received  directly or indirectly  as a loan from, or any  assignment or pledge of any portion of the value of, an annuity before annuity  payments have begun are treated as a distribution  subject to taxation under the distribution  rules set forth  above.  Any gain in an annuity on or after the  assignment  or pledge of an entire  annuity and while such  assignment  or pledge  remains  in effect is  treated as  "income  on the  contract"  in the year in which it is  earned.  For annuities  not issued for as Qualified  Contracts,  the cost basis of the annuity is increased  by the amount of any  assignment  or pledge  includible  in gross  income.  The cost  basis is not  affected  by any  repayment  of any loan for  which  the  annuity  is collateral or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone  other than the spouse of the owner (or former  spouse  incident to a divorce) is treated, for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain  competent tax advice with respect to possible  federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under the Code  certain  taxes may be due when all or part of an  annuity is  transferred  to, or a death  benefit is paid to, an  individual  two or more  generations  younger than the  contract  holder.  These  generation-skipping transfers  generally  include those subject to federal  estate or gift tax rules.  There is an aggregate $1 million  exemption  from taxes for all such  transfers.  We may be required to determine  whether a  transaction  is a direct skip as defined in the Code and the amount of the  resulting  tax. We will  deduct from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations  for Contingent  Annuitants:  There may be adverse tax consequences if a contingent  annuitant  succeeds an annuitant when the Annuity is owned by a trust that is neither tax exempt nor  qualifies  for preferred  treatment  under certain  sections of the Code.  In general,  the Code is designed  to prevent  indefinite  deferral  of tax.  Continuing  the benefit of tax  deferral by naming one or more contingent  annuitants  when the Annuity is owned by a  non-qualified  trust might be deemed an attempt to extend the tax deferral for an indefinite  period.  Therefore,  adverse tax treatment may depend on the terms of the trust, who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor  before naming a contingent annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements  and reports  required by applicable  law or  regulation  to you at your last known  address of record.  You should  therefore give us prompt notice of any address change.  We reserve the right, to the extent  permitted by law and subject to your prior  consent,  to provide  any  prospectus,  prospectus  supplements,  confirmations,  statements  and  reports  required  by applicable law or regulation to you through our Internet Website at  http://www.americanskandia.com  or any other electronic  means, including  diskettes or CD ROMs. We send a confirmation  statement to you each time a transaction  is made affecting  Account Value, such as making additional Purchase Payments,  transfers,  exchanges or withdrawals.  We also send quarterly statements detailing the activity  affecting your Annuity during the calendar quarter.  You may request  additional  reports.  We reserve the right to charge up to $50 for each such additional  report.  Instead of immediately  confirming  transactions made pursuant to some type of periodic transfer  program (such as a dollar cost averaging  program) or a periodic  Purchase  Payment  program,  such as a salary  reduction arrangement,  we may confirm such  transactions  in quarterly  statements.  You should review the  information  in these  statements carefully.

All errors or  corrections  must be reported to us at our Office as soon as possible to assure  proper  accounting  to your Annuity.
For transactions  that are confirmed  immediately,  we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the  confirmation.  For transactions  that are only confirmed on the quarterly  statement,  we assume all  transactions  are  accurate  unless  you  notify us  within 10 days from the date you  receive  the  quarterly  statement.  All transactions  confirmed  immediately or by quarterly  statement are deemed  conclusive  after the applicable  10-day period.  We may also send an annual report and a semi-annual  report  containing  applicable  financial  statements,  as of December 31 and June 30, respectively,  to Owners or, with your prior consent, make such documents available  electronically  through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company domiciled in Connecticut with licenses in all 50 states and the District of Columbia.  American Skandia is a wholly-owned  subsidiary of American  Skandia,  Inc., formerly known as American  Skandia  Investment  Holding  Corporation,  whose ultimate parent is Skandia  Insurance  Company Ltd., a
Swedish  company.  American  Skandia  markets its  products to  broker-dealers  and  financial  planners  through an internal  field marketing staff. In addition,  American Skandia markets through and in conjunction  with financial  institutions  such as banks that are permitted directly, or through affiliates, to sell annuities.

American Skandia is in the business of issuing variable annuity and variable life insurance  contracts.  American Skandia  currently offers the following  products:  (a) flexible  premium  deferred  annuities and single  premium fixed  deferred  annuities  that are registered  with the SEC; (b) certain  other fixed  deferred  annuities  that are not  registered  with the SEC;  (c) certain  group variable  annuities  that are exempt from  registration  with the SEC that serve as funding  vehicles for various types of qualified pension and profit sharing plans;  (d) a single premium  variable life insurance  policy that is registered  with the SEC; and (e) a flexible premium life insurance policy that is registered with the SEC.

WHAT ARE SEPARATE ACCOUNTS?
The assets  supporting  our  obligations  under the Annuities may be held in various  accounts,  depending on the  obligation  being supported.  In the accumulation phase, assets supporting Account Values are held in separate accounts  established under the laws of the State of Connecticut.  We are the legal owner of assets in the separate accounts.  In the payout phase,  assets supporting fixed annuity payments and any adjustable  annuity payments we make available are held in our general  account.  Income,  gains and losses from assets  allocated to these separate  accounts are credited to or charged  against each such separate  account without regard to other income,  gains or losses of American Skandia or of any other of our separate  accounts.  These assets may only be charged with liabilities  which arise from the annuity  contracts  issued by  American  Skandia  Life  Assurance  Corporation.  The amount of our obligation in relation to allocations to the  Sub-accounts  is based on the investment  performance of such  Sub-accounts.  However, the obligations themselves are our general corporate obligations.

Separate Account B
During the accumulation  phase, the assets supporting  obligations based on allocations to the variable  investment options are held in Class 1 Sub-accounts of American Skandia Life Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account
B". Separate  Account B consists of multiple  Sub-accounts.  The name of each Sub-account  generally  corresponds to the name of the underlying  Portfolio.  The names of each Sub-account are shown in the Statement of Additional  Information.  Separate Account B was
established by us pursuant to Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits that vary according to the investment  performance of Separate  Account B. The  Sub-accounts  offered  pursuant to this
Prospectus are all Class 1 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  in Separate  Account B has a different level of charges assessed against such  Sub-accounts.  You will find additional  information about these underlying mutual funds and portfolios in the prospectuses for such funds.

Separate  Account B is  registered  with the SEC under the  Investment  Company  Act of 1940  ("Investment  Company  Act") as a unit investment  trust,  which is a type of  investment  company.  This does not involve  any  supervision  by the SEC of the  investment policies,  management  or  practices of Separate  Account B. Each  Sub-account  invests only in a single  mutual fund or mutual fund portfolio. We reserve the right to add Sub-accounts,  eliminate Sub-accounts,  to combine Sub-accounts,  or to substitute underlying mutual funds or portfolios of underlying mutual funds.

Values and benefits based on  allocations to the  Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not  guarantee  the  investment  results of any  Sub-account.  Your Account Value allocated to the Sub-accounts may increase or decrease.  You bear the entire investment risk.

Separate Account D
During the  accumulation  phase,  assets  supporting our obligations  based on Fixed  Allocations are held in American  Skandia Life
Assurance  Corporation  Separate  Account  D, also  referred  to as  Separate  Account  D. Such  obligations  are based on the fixed interest  rates we credit to Fixed  Allocations  and the terms of the Annuities.  These  obligations do not depend on the investment performance of the assets in Separate Account D.  Separate Account D was established by us pursuant to Connecticut law.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We have sole discretion over the investment  managers  retained to manage the assets  maintained in Separate Account D. We currently employ  investment  managers for Separate  Account D including,  but not limited to, J.P.  Morgan  Investment  Management  Inc. Each manager  we employ is  responsible  for  investment  management  of a  different  portion of  Separate  Account D. From time to time additional  investment  managers may be employed or  investment  managers may cease being  employed.  We are under no  obligation to employ or continue to employ any investment manager(s).

We are not obligated to invest  according to specific  guidelines or strategies  except as may be required by Connecticut  and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying  mutual fund is registered as an open-end  management  investment  company under the Investment  Company Act. Shares of the underlying  mutual fund portfolios are sold to separate  accounts of life insurance  companies  offering variable annuity and variable life insurance products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying  mutual funds in which the  Sub-accounts  invest.  However,  under SEC rules, you have voting  rights in relation  to Account  Value  maintained  in the  Sub-accounts.  If an  underlying  mutual fund  portfolio requests a vote of  shareholders,  we will vote our shares in the manner  directed by Owners with  Account  Value  allocated to that
Sub-account.  Owners have the right to vote an amount equal to the number of shares  attributable to their  contracts.  If we do not receive  voting  instructions  in relation to certain  shares,  we will vote those shares in the same manner and  proportion  as the shares for which we have  received  instructions.  We will furnish  those Owners who have Account  Value  allocated to a Sub-account whose  underlying  mutual  fund  portfolio  has  requested  a  "proxy"  vote  with the  necessary  forms to  provide  us with  their instructions.  Generally,  you will be asked to  provide  instructions  for us to vote on matters  such as changes in a  fundamental investment  strategy,  adoption of a new  investment  advisory  agreement,  or matters  relating to the structure of the  underlying mutual fund that require a vote of shareholders.

American  Skandia  Trust (the  "Trust") has obtained an  exemption  from the  Securities  and Exchange  Commission  that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to change  sub-advisors  for a Portfolio and to enter into new sub-advisory  agreements,  without  obtaining  shareholder approval of the changes.  This exemption (which is similar to exemptions  granted to other  investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision  and management of the  sub-advisors by ASISI and the  Trustees.  The Trust is  required,  under the terms of the  exemption,  to  provide  certain  information  to  shareholders following these types of changes.

Material Conflicts
It is possible that  differences  may occur between  companies  that offer shares of an  underlying  mutual fund  portfolio to their respective  separate  accounts  issuing  variable  annuities  and/or  variable life insurance  products.  Differences may also occur surrounding the offering of an underlying  mutual fund portfolio to variable life insurance  policies and variable annuity contracts that we offer.  Under certain  circumstances,  these  differences could be considered  "material  conflicts," in which case we would take  necessary  action to protect  persons with voting rights under our variable  annuity  contracts  and variable  life  insurance policies  against  persons  with  voting  rights  under other  insurance  companies'  variable  insurance  products.  If a "material conflict" were to arise between owners of variable  annuity  contracts and variable life  insurance  policies  issued by us we would take  necessary  action to treat such  persons  equitably  in  resolving  the  conflict.  "Material  conflicts"  could  arise due to differences  in voting  instructions  between  owners of variable  life  insurance  and  variable  annuity  contracts of the same or different companies.  We monitor any potential conflicts that may exist.

Fees Payable by Underlying Funds
American  Skandia or our  affiliates  have  entered  into  agreements  with the  investment  adviser or  distributor  of many of the underlying  Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support services to the
Portfolios for which a fee is paid that is generally based on a percentage of the average assets  allocated to the Portfolios  under the Annuity.  Any fees payable  will be  consistent  with the services  rendered or the  expected  cost savings  resulting  from the arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American  Skandia,  Inc., is the distributor and principal  underwriter of the securities  offered  through this  prospectus.  ASM acts as the distributor of a number of annuity and life  insurance  products we offer and both American  Skandia Trust and American  Skandia  Advisor  Funds,  Inc., a family of retail mutual  funds.  ASM also acts as an  introducing  broker-dealer  through  which it receives a portion of  brokerage  commissions  in connection  with  purchases  and sales of securities  held by  portfolios of American  Skandia Trust which are offered as underlying investment options under the Annuity.

ASM's principal business address is One Corporate Drive,  Shelton,  Connecticut 06484. ASM is registered as broker-dealer  under the
Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 7.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission  plus ongoing  annual  compensation  based on all or a portion of Account  Value.  We may also provide  compensation  for providing  ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional  charge to you or to the Separate  Account.  No compensation is payable on Annuities  purchased by a member of the designated class of Owners (see "Credits Applied to Purchase Payments for Designated Class of Annuity Owner").

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

Advertising:  We may  advertise  certain  information  regarding  the  performance  of the  investment  options.  Details  on how we calculate  performance  for the  Sub-accounts  are found in the  Statement of Additional  Information,  including how we account for
Credits in these performance  measures.  This information may help you review the performance of the investment  options and provide a basis for comparison with other  annuities.  This  information's  usefulness may be limited  because of the Credits,  since, as of the date of this  Prospectus,  we were not aware of many  annuities  with variable  and/or market value  adjusted  fixed  investment options  that  included  this type of feature.  This  information  also may be less useful when  comparing  the  performance  of the investment  options  with other  savings or  investment  vehicles.  Such other  investments  may not provide some of the benefits of annuities,  or may not be designed for long-term investment  purposes.  Additionally other savings or investment vehicles may not be receive the beneficial tax treatment given to annuities under the Code.

Performance  information on the Sub-accounts is based on past performance only and is not an indication or  representation of future performance.  Performance of the Sub-accounts is not fixed.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the underlying  mutual funds or portfolios and upon prevailing  market conditions and the response of the underlying  mutual funds to such  conditions.  Actual  performance will also depend on changes in the expenses of the underlying  mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the amount of charges  assessed  against each  Sub-account  will affect performance.

Some of the  underlying  mutual  fund  portfolios  existed  prior to the  inception  of these  Sub-accounts.  Performance  quoted in advertising  regarding such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund portfolios have been in existence,  but the
Sub-accounts  have not. Such  hypothetical  performance is calculated  using the same  assumptions  employed in  calculating  actual performance since inception of the Sub-accounts.

We may advertise the  performance  of the  underlying  mutual fund  portfolios in the form of "Standard"  and  "Non-standard"  Total
Returns.  "Standard Total Return" figures assume that all charges and fees are applicable,  including any contingent  deferred sales charge that may apply for the period shown but it does not take into consideration any Credits.  "Non-standard Total Return" figures may also be used that do not reflect all fees and charges and may assume Credits of 1.5%, 4.0% or 5.0%,  respectively,  depending on the cumulative amount of Purchase Payments being illustrated. The amount of credits illustrated may be more or less than the Credits applicable to your Annuity (see "What are Credits and how do I Receive  Them?").  Non-standard  Total Returns are  calculated in the same manner as standardized returns except that the calculations may assume no redemption at the end of the applicable periods, thus these figures may not take into  consideration  the Annuity's  contingent  deferred sales charge.  Standard and  Non-Standard  Total returns will not reflect charges that apply to either Optional Death Benefit.  Any performance  advertisements  will not reflect the impact of any Target Value Credits.

The information we may advertise  regarding the Fixed  Allocations  may include the then current  interest rates we are crediting to new Fixed  Allocations.  Information  on  current  rates  will be as of the date  specified  in such  advertisement.  Rates  will be included in  advertisements  to the extent  permitted by law. Given that the actual rates  applicable to any Fixed Allocation are as of the date of any such Fixed  Allocation's  Guarantee  Period begins,  the rate credited to a Fixed  Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute may also compare the  performance of our  Sub-accounts  with: (a) certain  unmanaged  market  indices, including but not limited to the Dow Jones Industrial  Average,  the Standard &  Poor's 500, the NASDAQ 100, the Shearson Lehman
Bond Index, the Frank Russell non-U.S.  Universal Mean, the Morgan Stanley Capital  International Index of Europe, Asia and Far East
Funds, and the Morgan Stanley Capital  International World Index; and/or (b) other management  investment  companies with investment objectives  similar to the mutual fund or portfolio  underlying the  Sub-accounts  being compared.  This may include the performance ranking assigned by various publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune, Money, Barron's,
Business Week, USA Today and  statistical  services,  including but not limited to Lipper  Analytical  Services Mutual Funds Survey,
Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook and the
Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance  Corporation may advertise its rankings and/or ratings by independent  financial  ratings  services.
Such rankings may help you in evaluating  our ability to meet our  obligations in relation to Fixed  Allocations,  pay minimum death benefits,  pay annuity  payments or administer  Annuities.  Such rankings and ratings do not reflect or relate to the performance of
Separate Account B.

AVAILABLE INFORMATION
A Statement of  Additional  Information  is available  from us without  charge upon your  request.  This  Prospectus  is part of the registration  statement we filed with the SEC regarding this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference  Section,  450 Fifth Street N.W.,  Washington,  D.C., 20549. You may inspect and copy those  registration statements  and  exhibits  thereto at the SEC's  public  reference  facilities  at the above  address,  Room 1024,  and at the SEC's
Regional  Offices,  7 World Trade Center,  New York, NY, and the Everett  McKinley  Dirksen  Building,  219 South  Dearborn  Street,
Chicago,  IL. These  documents,  as well as documents  incorporated  by reference,  may also be obtained  through the SEC's Internet
Website  (http://www.sec.gov)  for this registration  statement as well as for other registrants that file  electronically  with the
SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the extent and only to the extent that any statement in a document  incorporated  by reference  into this  Prospectus is modified or  superseded  by a statement in this  Prospectus  or in a  later-filed  document,  such  statement is hereby deemed so modified or superseded and not part of this  Prospectus.  The Annual Report on Form 10-K for the year ended December 31, 1999  previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will furnish you without charge a copy of any or all of the documents  incorporated  by reference in this  Prospectus,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer  Service Team at  1-800-752-6342  or our automated  telephone  access and response  system  (STARS) at
       1-800-766-4530
|X|      writing to us at American Skandia Life Assurance  Corporation,  Attention:  Customer  Service,  P.O. Box 7038,  Bridgeport,
       Connecticut 06601-7038
|X|      sending an email to customerservice@americanskandia.com or visiting our Internet Website at www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You  can  obtain   account   information   through  our   automated   telephone   access  and   response   system   (STARS)  and  at
www.americanskandia.com,  our Internet  Website.  Our Customer Service  representatives  are also available during business hours to provide you with  information  about your  account.  You can request  certain  transactions  through our  telephone  voice  response system,  our  Internet  Website or through a customer  service  representative.  You can provide  authorization  for a third  party, including  your  attorney-in-fact  acting  pursuant  to a power of  attorney or a  financial  professional,  to access your  account information  and perform  certain  transactions  on your account.  You will need to complete a form provided by us which  identifies those  transactions  that you wish to authorize via telephonic and electronic  means and whether you wish to authorize a third party to perform any such  transactions.  We require that you or your  representative  provide  proper  identification  before  performing transactions  over the  telephone  or through our Internet  Website.  This may include a Personal  Identification  Number (PIN) that will be provided to you upon issue of your Annuity or you may  establish or change your PIN through our automated  telephone  access and response  system (STARS) and at  www.americanskandia.com,  our Internet  Website.  Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested  via  telephone are recorded.  To the extent  permitted by law, we will not be  responsible  for any claims, loss,  liability or expense in connection with a transaction  requested by telephone or other  electronic  means if we acted on such transaction  instructions  after following  reasonable  procedures to identify those persons  authorized to perform  transactions on your  Annuity  using  verification  methods  which may  include a request  for your  Social  Security  number,  PIN or other form of electronic  identification.  We may be liable for losses due to  unauthorized  or fraudulent  instructions if we did not follow such procedures.

American  Skandia does not guarantee access to telephonic and electronic  information or that we will be able to accept  transaction instructions  via the  telephone  or  electronic  means at all times.  American  Skandia  reserves  the right to limit,  restrict or terminate telephonic and electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as  indemnification  for  liabilities  arising under the Securities Act of 1933 (the  "Securities  Act") may be permitted to directors,  officers or persons  controlling the registrant pursuant to the foregoing  provisions,  the registrant has been informed that in the opinion of the SEC such  indemnification  is against  public policy as expressed in the  Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this  Prospectus,  neither we nor ASM were involved in any litigation  outside of the ordinary course of business, and know of no material claims.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive officers,  directors and certain significant  employees,  their ages, positions with us and principal  occupations are indicated  below.  The  immediately  preceding  work  experience  is provided for officers  that have not been  employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
48                                                            and Director (since September, 2000)                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Abram joined us in 1998.  She  previously  held the  position of Senior Vice  President,  Chief  Marketing  Officer with Mutual
Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
30                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Kimberly Anderson                                             Vice President                                         Vice President:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
31                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Arena joined us in 1995.  He  previously  held an  internship  position with KPMG Peat Marwick in 1994 and the position of Group
Sales Representative with Paul Revere Insurance from October, 1990 to August, 1993.

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
47                                                            Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
35                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
44                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Carl Cavaliere                                                Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cavaliere joined us in 1998.  He previously held the position of Director of Operations with Aetna, Inc. since 1989.

Y.K. Chan                                                     Senior Vice President                            Senior Vice President
42                                                            and Director (since September, 2000)    and Chief Information Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Mr. Chan joined us in 1999. He  previously  held the position of Chief  Information  Officer with E.M.  Warburg  Pincus from January
1995 until April 1999 and the position of Vice President,  Client Server  Application  Development  with Scudder,  Stevens and Clark from January 1991 until January 1995.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
41                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello  joined us in 1997.  She  previously  held the position of Assistant Vice President with Phoenix Duff & Phelps since
1984.

Lincoln R. Collins                                            Senior Vice President                           Senior Vice President:
39                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cronin joined us in 1998.  He previously  held the position of  Manager/Client  Investor with Columbia  Circle  Investors  since
1995.

Harold Darak                                                  Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999.  He  previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since 1998 and the positions of Second Vice President with The Guardian since 1996 and The Travelers from October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
40                                                            Director (since July, 1991)                    Chief Executive Officer
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
53                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Berthann Jones                                                Vice President                                         Vice President:
45                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Jones joined us in 1997. She previously  held the position of Vice  President/Trust  Officer with Ridgefield Bank since 1996 and
Manager with Wright Investors Service since 1993.

Ian Kennedy                                                   Senior Vice President                           Senior Vice President:
52                                                            and Director (since September, 2000)                  American Skandia
                                                                                                             Marketing, Incorporated

Mr. Ian Kennedy  joined us in 1998. He previously was  self-employed  since 1996 and held the position of Vice  President,  Customer
Service with SunLife of Canada from September, 1968 to August, 1995.

N. David Kuperstock                                           Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President                                         Vice President,
45                                                                                                                    Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Robert K. Leach joined us in 2000.  He  previously  was employed in the U.S.  Retirement  Products and Services  Division of Sun
Life of Canada and held the position of vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
47                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
45                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Senior Vice President,                          Senior Vice President,
38                                                            Treasurer and                                            Treasurer and
                                                              Corporate Controller                             Corporate Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996.  He previously held positions of Assistant Vice President at Allmerica Financial since 1994.

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
31                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
44                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999.  She  previously  held the position of First Vice President  with  Prudential  Securities  since 1997 and
Vice President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
50                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
55                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
33                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Stockla  joined us in 1998.  She  previously  held the position of Manager,  Application  Development  with Citizens  Utilities
Company since 1996 and HRIS Tech Support Representative with Yale New Haven Hospital since 1993.

William H. Strong                                             Vice President                                         Vice President:
56                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously  held the position of Vice President with American  Financial  Systems from June 1994 to
October 1997 and the position of Actuary with Connecticut Mutual Life from June 1965 to June 1994.

Leslie S. Sutherland                                          Vice President                                         Vice President:
46                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
42                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Christian W. Thwaites                                         Senior Vice President                           Senior Vice President:
42                                                            and Director (since September, 2000)                  American Skandia
                                                                                                             Marketing, Incorporated

Mr.  Thwaites  joined us in 1996. He previously  held the position of  consultant  with Monitor  Company since October 1995 and Vice
President with Aetna, Inc. since 1995.

Mary Toumpas                                                  Vice President                                      Vice President and
48                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Toumpas joined us in 1997. She  previously  held the position of Assistant  Vice  President  with Chubb  Life/Chubb  Securities since 1973.

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
52                                                            Director (since September, 1994)                      American Skandia
                                                                                                             Marketing, Incorporated

Deborah G. Ullman                                             Senior Vice President                           Senior Vice President:
45                                                            and Director (since September, 2000)             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Ullman joined us in 1998.  She previously held the position of Vice President with Aetna, Inc. since 1977.

Jeffrey M. Ulness                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Brett M. Winson                                               Senior Vice President and                       Senior Vice President:
44                                                            Director (since March 2000)                     American Skandia, Inc.

Mr. Winson joined us in 1998.  He previously held the position of Senior Vice President with Sakura Bank, Ltd. since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

A-31

                                     APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                              For the Year Ended December 31,
                                                 1999              1998           1997           1996            1995
                                                 ----              ----           ----           ----            ----

STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance
   charges and fees*                       $     289,989   $      186,211   $     121,158   $     69,780   $    38,837
Fee income                                        83,243           50,839         27,593          16,420         6,206
Net investment income                             10,441           11,130          8,181           1,586         1,601
Premium income and
    other revenues                                 3,688            1,360           1,082            265            45
                                        ---------------- ---------------- ---------------- -------------------------------

Total revenues                           $     387,361     $     249,540    $     158,014   $     88,051     $    46,689
                                         =============      =============    =============   ============     ===========

Benefits and Expenses:
Annuity and life insurance benefits     $            612 $            558 $         2,033 $          613 $         555
Change in annuity policy reserves                  3,078            1,053             37             635        (6,779)
Cost of minimum death benefit
    reinsurance                                    2,945            5,144          4,545           2,867         2,057
Return credited to contractowners                 (1,639)          (8,930)        (2,018)            673        10,613
Underwriting, acquisition and
    other insurance expenses                     206,350          167,790         90,496          49,887        35,914
Interest expense                                  69,502           41,004          24,895         10,791         6,500
                                         ---------------  --------------- ---------------  ---------------------------

Total benefits and expenses                $     280,848    $     206,619  $     119,988    $     65,466  $     48,860
                                           =============    =============  =============    ============  ============
Income tax expense (benefit)              $       30,344  $         8,154 $       10,478   $      (4,038) $          397
                                          ==============  =============== ==============   ============== ==============

Net income (loss)                         $       76,169   $       34,767 $       27,548     $     26,623 $      (2,568)
                                          ==============   ============== ==============     ==========================

STATEMENT OF FINANCIAL CONDITION
--------------------------------

Total Assets                                 $30,849,414      $18,848,273    $12,894,290      $8,268,696    $4,956,018
                                             ===========      ===========    ===========      ==========    ==========

Future fees payable to parent              $     576,034    $     368,978  $     233,034    $     47,112 $              -
                                           =============    =============  =============    ============ ================

Surplus Notes                              $     179,000    $     193,000  $     213,000     $   213,000   $   103,000
                                           =============    =============  =============     ===========   ===========
Shareholder's  Equity                      $     359,434    $     250,417  $     184,421     $   126,345  $     59,713
                                           =============    =============  =============     ===========  ============

*    On annuity and life insurance sales of $6,862,968, $4,159,662, $3,697,990, $2,795,114, and  $1,628,486 during the years ended
     December 31, 1999, 1998, 1997, 1996, and 1995, respectively, with contractowner assets under management of $29,396,693,
     $17,854,761, $12,119,191, $7,764,891, and $4,704,044 as of December 31, 1999, 1998, 1997, 1996 and 1995, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion and Analysis of Financial  Condition and Results of Operations should be read in conjunction with the financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's   Discussion  and  Analysis  of  Financial   Condition  and  Results  of  Operations   contains  certain
forward-looking  statements pursuant to the Private Securities  Litigation Reform Act of 1995. These  forward-looking statements are based on estimates and assumptions  that involve  certain risks and  uncertainties,  therefore  actual results could differ  materially due to factors not currently  known.  These factors include  significant  changes in financial  markets and other  economic  and  business  conditions,  state and  federal  legislation  and  regulation, ownership and competition.

 Results of Operations

 Annuity and life insurance  sales  increased  65%, 12%, and 32% in 1999,  1998 and 1997,  respectively.  The Company continues to show significant growth in sales volume as a result of innovative product  development  activities,  the recruitment  and retention of top producers,  and the success of its highly rated customer  service teams.  The sales growth was also  attributable to the strong  performance of the underlying  mutual funds,  which support the Separate
Account assets.  All three major distribution channels achieved significant sales growth in 1999.

 As a result of the significant growth in sales and assets under management,  contractowner fees and charges and fees generated from transfer  agency-type and investment  support  activities  increased  considerably over the past three years:

                    (annual percentage growth)            1999              1998              1997
                                                          ----              ----              ----

                Annuity and life insurance
               charges and fees                            56%               54%              74%
                                                           ===               ===              ===
                Fee income                                 64%               84%              68%
                                                           ===               ===              ===

Net investment income decreased 6% in 1999,  increased 36% and 416% in 1998 and 1997,  respectively.  The decrease in
1999 was the result of $1,036,000 of amortization  of the premium paid on a derivative  instrument  purchased  during
1999.  As noted in Note 2C of Notes to  Consolidated  Financial  Statements,  the  derivative  instrument,  an equity put  option,  was  purchased  as a  hedge  against  potential  GMDB  reserves  increases.  Excluding  the  derivative amortization,  1999 net  investment  income  increased  3% as a result of increased  bond  holdings in support of the
Company's  risk-based  capital  initiatives.  The increases in 1998 and 1997 were  generated  from the bond holdings, which were  increased in 1998 and 1997 to meet risk based capital  goals,  which in turn,  have increased as a result of the growth in business.

 Premium  income  represents  premiums  earned  on  sale  of  ancillary  contracts;  immediate  annuities  with  life contingencies,  supplementary  contracts  with life  contingencies  and certain  life  insurance  products.  Sales of supplementary  contracts  increased  in 1999 and  decreased  in  slightly in 1998 and 1997.  There were no  immediate annuities sold in 1999 and sales in 1998 and 1997 were modest.

 Annuity benefits,  which represent immediate annuities,  supplementary  contracts and death benefits paid on annuity contracts with mortality  risks were not  significant in each of the past three years due primarily to the age of the policies in force.

 The change in annuity  policy  reserves  includes  changes in reserves  related to annuity  contracts with mortality risks as well as the Company's  guaranteed  minimum death benefit  ("GMDB")  liability.  During the second quarter of
1999,  the  Company's  agreement to reinsure  substantially  all of its exposure on the GMDB was  terminated  and the business  was  recaptured,  as the  reinsurer  had  announced  its  intention  to exit this  market.  The increase in reserves  resulting  from this  change was offset by a decrease  in  reserves  associated  with the change to reserve methodology  on the  GMDB.  The  new  reserve  methodology  complies  with  the  National  Association  of  Insurance
Commissioners  Actuarial  Guideline  XXXIV.  In the later half of 1999,  the Company  instituted  a hedge  program to manage the market risk and  reserve  fluctuations  associated  with the GMDB  policies  through the use of equity put options.  The Company is currently continuing this program while evaluating alternative hedging strategies.

 The  reinsurance  premium  associated with the GMDB exposure is based on levels of assets under  management.  Due to increased  sales and account  growth,  this cost had increased in 1997 and 1998 and through May 1999. The termination of the  reinsurance  treaty as of May 31, 1999  resulted in the year to year  decrease in this benefit for the twelve months ended December 31, 1999.

 Return  credited to  contractowners  consists of revenues on the variable and market value  adjusted  annuities  and variable life  insurance,  offset by the benefit  payments and change in reserves  required on this business.  Market value adjusted  annuity  activity has the largest impact on this benefit.  In 1999, the Separate  Account  investment returns on these  contracts  did not meet the  expected  returns  calculated  in the  reserves.  In 1998,  the actual returns significantly outperformed the expected returns and in 1997, these expectations were met.

 Underwriting, acquisition and other insurance expenses for 1999, 1998 and 1997 were as follows:

         (in thousands)                               1999                    1998               1997
                                                      ----                    ----               ----

         Commissions and general expenses             $ 576,649          $ 342,594         $ 281,560
         Net     capitalization     of     deferred
        acquisition costs                               (370,299)           (174,804)       (191,064)
                                                      -----------        ------------      ----------

         Underwriting,    acquisition   and   other
        insurance expenses                            $  206,350         $  167,790        $  90,496
                                                      ==========         ==========        =========

 Commissions,  general  operating  expenses and the net deferral of acquisition costs have all increased in 1999, due largely to record sales.  Current sales trends have resulted in a shift to asset based  commission  agreements.  This coupled with increased asset levels from increased sales and equity market  appreciation  have led to the increase in commissions and general  expenses.  In 1998,  commissions and general expenses  increased as a result of strong sales and start up costs  associated  with the Company's  entry into variable life insurance and qualified  plans.  The net capitalization  of  acquisition  costs  decreased in 1998 as a result of  increased  amortization.  In 1997,  expense increases were driven primarily from strong sales.

 Interest  expense  increased  $28,498,000,  $16,109,000 and $14,104,000 in 1999, 1998 and 1997,  respectively,  as a
result  of  additional  financing  transactions,   which  consisted  of  the  sale  of  future  fees  to  the  Parent
("securitization  transactions").  In addition,  the Company  retired surplus notes on December 10, 1999 and December
31, 1998 of $14,000,000  and  $20,000,000  respectively.  Surplus notes  outstanding as of December 31, 1999 and 1998 totaled $179,000,000 and $193,000,000, respectively.

 The  effective  income  tax  rates for the years  ended  December  31,  1999,  1998 and 1997 were 28%,  19% and 28%, respectively.  The effective  rate is lower than the  corporate  rate of 35% due to permanent  differences,  with the most significant item being the dividend  received  deduction.  Management  believes that based on the taxable income produced  in the past two  years,  as well as the  continued  growth in  annuity  sales,  the  Company  will  produce sufficient taxable income in future years to realize its deferred tax assets.

 The Company  generated net income after tax of  $76,169,000,  $34,767,000  and  $27,548,000 in 1999,  1998 and 1997,
respectively.  The Company  benefited in each of the past three years from strong sales growth and  favorable  market conditions.  The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida  operations with the expectation of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of $2,523,000,  $2,514,000 and $1,438,000 for the years ended December 31, 1999,  1998 and 1997, respectively.

 Total assets grew 64%, 46%, and 56% in 1999,  1998 and 1997,  respectively.  These increases were a direct result of the  substantial  sales volume and market  growth of the separate  account  assets.  The sales and market growth also drove  increases  in  deferred  acquisition  costs,  as well as fixed  maturity  investments  held in  support of the
Company's risk based capital requirements.  Liabilities grew 64%, 46%, and 56% in 1999, 1998 and 1997,  respectively, as a result of the  reserves  required  for the  increased  sales  activity  along  with the sale of future  fees and charges  during  these  periods.  These  sales of  future  fees and  charges  to the  Parent  are  needed to fund the acquisition costs of the Company's variable annuity and life insurance business.

 Liquidity and Capital Resources

 The Company's liquidity requirement was met by cash from insurance  operations,  investment  activities,  borrowings from its Parent and the sale of rights to future fees and charges to its Parent.

 The majority of the operating  cash outflow  resulted  from the sale of variable  annuity and variable life products which carry a contingent  deferred  sales charge.  This type of product  causes a temporary  cash strain in that 100%
of the proceeds are invested in separate  accounts  supporting  the product  leaving a cash (but not capital)  strain caused by the  acquisition  cost for the new business.  This cash strain required the Company to look beyond the cash made  available by insurance  operations  and  investments  of the Company to financing in the form of surplus notes, capital  contributions,  the sale of  certain  rights to future  fees and  charges  as well as  modified  coinsurance reinsurance arrangements:

o    During 1999 and 1998, the Company received $34,800,000 and $22,600,000,  respectively, from ASI to support the capital needs of its U.S.  operations during the current year along with the following year's anticipated growth in business.  In addition,  the
     Company received $1,690,000 and $5,762,000 from ASI in 1999 and 1998 to support its investment in Skandia Vida.

o    Funds received from new securitization transactions amounted to $265,710,000, $169,881,000, and $194,512,000 for 1999, 1998 and
     1997,  respectively  (see Note 8 of the Notes to Audited  Consolidated  Financial  Statements).  In addition,  $71,000,000  was received from ASI in the fourth quarter of 1999 in advance of a  securitization  transaction  completed in the first quarter of
     2000.

o    During  1999,  1998 and 1997,  the Company  extended  its  reinsurance  agreements.  The  reinsurance  agreements  are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business.

 The Company  expects the  continued  use of  reinsurance  and  securitization  transactions  to fund the cash strain anticipated from the acquisition costs on the coming years' sales volume.

 As of December  31,  1999 and 1998,  shareholder's  equity was  $359,434,000  and  $250,417,000,  respectively.  The increases  were  driven by the  previously  mentioned  capital  contributions  received  from ASI and net income from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National  Association of Insurance  Commissioners  ("NAIC") requires  insurance  companies to report information regarding  minimum Risk Based  Capital  ("RBC")  requirements.  These  requirements  are intended to allow  insurance regulators to identify  companies  which may need  regulatory  attention.  The RBC model law requires that  insurance companies apply various factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula includes  components for asset risk,  insurance risk,  interest risk and business risk. The Company has complied with the NAIC's RBC reporting requirements and has total adjusted capital well above required capital.

 Effects of Inflation

The rate of inflation has not had a significant effect on the Company's financial statements.

Year 2000 Compliance

The Company's  computer support is provided by its affiliate,  American Skandia  Information  Services and Technology
Corporation,  which  also  provides  such  support  for the  Company's  affiliated  broker-dealer,  American  Skandia
Marketing,  Incorporated  and  the  Company's  affiliated  investment  advisory  firm,  American  Skandia  Investment
Services,  Incorporated.  Because of the nature of the Company's business,  any assessment of the potential impact of the Year 2000  issues on the Company  must be an  assessment  of the  potential  impact of these  issues on all these companies, which are referred to below as "American Skandia".

The Company  experienced no significant  errors or disruptions in computer service,  interfaces with computer systems of investment managers,  sub-advisors,  third party  administrators,  vendors and other business partners on or after
January 1, 2000.

American Skandia engaged external information  technology  specialists to review its operating systems and internally developed  software.  The costs  associated with these  assessments and Year 2000 related  remediation was $1,400,000 in 1999 and $750,000 in 1998 and prior.  The Company was allocated the majority of these costs.

American  Skandia  continues to review new and  existing  systems and has  contingency  plans in place as part of its
Business  Continuity  Plan. This plan involves  virtually all aspects of the business and will continue to be a focus of management beyond the Year 2000 event.

 Outlook

The  Company  believes  that it is well  positioned  to retain and  enhance  its  position  as a leading  provider of financial  products  for  long-term  savings and  retirement  purposes as well as to address the  economic  impact of premature death,  estate and business planning concerns and supplemental  retirement needs.  Strength in the areas of investment  options  offered,  innovative  and leading  edge product  offerings  and  superior  customer  service are expected to allow the Company to continue to grow market share in a marketplace which continues to grow.

Certain regulatory and legislative  initiatives or proposed accounting standards,  if adopted, could adversely impact the Company,  despite it's strong market position.  Of particular  importance is President  Clinton's proposed budget for 2001,  which  includes  proposed  revenue-raising  tax changes such as the "DAC tax" on annuity and life products that could  further  increase the  Company's  cash strain.  In addition,  the  recently  enacted  Financial  Services
Modernization  Act,  which allows banks and insurance  companies to affiliate  under a common  holding  company,  may create  previously  unseen  competitive  pressures that could impact the Company's ability to do business in the same manner  it has  previously.  Additionally,  discussions  on  regulation  of the  Internet  may  impact on the way the
Company does business in the future.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The  Company  is  subject  to  potential  fluctuations  in  earnings  and the fair value of certain of its assets and liabilities,  as well as  variations  in  expected  cash  flows due to changes  in market  interest  rates and equity prices.  The  following  discussion  focuses on specific  exposures the Company has to interest rate and equity price risk and  describes  strategies  used to manage  these risks.  The  discussion  is limited to  financial  instruments subject to market  risks and is not intended to be a complete  discussion  of all of the risks the Company is exposed
to.

 Interest Rate Risk

 Fluctuations in interest rates can potentially  impact the Company's  profitability  and cash flows. The Company has
97% of assets held under management that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not  significant  as the  contractowner  assumes  substantially  all the  investment  risk. On the remaining 3% of
assets  the  interest  rate  risk  from  contracts  that  carry  interest  rate  exposure,   is  managed  through  an
asset/liability  matching program which takes into account the risk variables of the insurance  liabilities supported by the assets.

 At December 31, 1999, the Company held in its general account  $201,509,000 of fixed maturity  investments  that are sensitive  to changes in interest  rates.  These  securities  are held in support of the  Company's  fixed  immediate annuities  and  supplementary  contracts  ($29,912,000  in  reserves  at  December  31,  1999) and in  support of the
Company's  target  solvency  capital.  The  Company has a  conservative  investment  philosophy  with regard to these investments.  All  investments  are investment  grade  corporate  securities,  government  agency or U.S.  government securities.

The Company's  deferred  annuity  products offer a fixed option which subjects the Company to interest rate risk. The fixed  option  guarantees  a fixed rate of interest  for a period of time  selected by the  contractowner.  Guarantee period  options  available  range from 1 to 10 years.  Withdrawal  of funds  before the end of the  guarantee  period subjects the contract holder to a market value  adjustment  ("MVA").  In the event of rising  interest  rates,  which make the fixed maturity securities  underlying the guarantee less valuable,  the MVA could be negative.  In the event of declining interest rates,  which make the fixed maturity  securities  underlying the guarantee more valuable,  the
MVA could be positive.  The resulting  increase or decrease in the value of the fixed  option,  from  calculation  of the MVA, should  substantially  offset the increase or decrease in the market value of the securities  underlying the guarantee.  The  Company  maintains  strict  asset/liability  matching to enable this  offset.  However,  the Company still takes on the default risk for the underlying  securities,  the interest rate risk of  reinvestment  of interest payments  and the risk of failing to maintain  the  asset/liability  matching  program  with  respect to duration and convexity.  At December 31, 1999 the Company had $939,585,000 in fixed investment options subject to these risks.

 Equity Market Exposure

 The primary  equity  market risk to the Company  comes from the nature of the  variable  annuity and  variable  life products  sold by the  Company.  Various fees and charges  earned are  substantially  derived as a percentage  of the market value of assets under  management.  In a market decline,  this income would be reduced.  This could be further compounded by customer  withdrawals,  net of applicable  surrender charge revenues,  partially offset by transfers to the fixed option  discussed  above. A 10% decline in the market value of the assets under  management at December 31,
1999, sustained throughout 2000, would result in an approximate drop in related annual fee income of $48,178,000.

 As  discussed  in  Note 2 of the  Consolidated  Financial  Statements,  in  1999  the  Company  utilized  derivative instruments  to hedge against the risk of  significant  decreases in equity markets which would expose the Company to increases  in  guaranteed  minimum  death  benefits  liabilities.  Prior to the  implementation  of this  program the
Company utilized reinsurance to transfer this risk.

 The  Company  has a small  portfolio  of equity  investments;  mutual  funds which are held in support of a deferred compensation  program.  In the  event of a decline  in  market  values  of  underlying  securities,  the value of the portfolio would decline,  however the accrued benefits payable under the related deferred  compensation program would decline by a corresponding amount.

 In addition,  it is not clear what the impact of a prolonged  downturn in the equity  markets  would have on ongoing sales.  Customer's  perceptions  of a downturn in equity markets  coupled with rising  interest rates could move them into  financial  products  other than variable  annuities or variable  life;  however,  the Company's  products might remain attractive to purchasers in relation to other long-term savings vehicles even after such a decline.

                                            AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the consolidated  statements of financial  condition of American  Skandia Life Assurance  Corporation (the "Company"
which is a  wholly-owned  subsidiary  of  Skandia  Insurance  Company  Ltd.) as of  December  31,  1999 and  1998,  and the  related consolidated  statements of income,  shareholder's  equity,  and cash flows for each of the three years in the period ended December
31, 1999. These  consolidated  financial  statements are the  responsibility of the Company's  management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those  standards  require that we plan and perform the audit to obtain  reasonable  assurance  about  whether the  financial  statements  are free of material misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the consolidated  financial position of American  Skandia Life  Assurance  Corporation  at December  31, 1999 and 1998,  and the  consolidated  results of their operations  and cash  flows for each of the three  years in the  period  ended  December  31,  1999 in  conformity  with  accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Hartford, Connecticut
February 11, 2000, except for Note 18 as to which the date is March 22, 2000

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Financial Condition
                                                           (in thousands)

                                                                                 As of December 31,
                                                                          1999                        1998
                                                                     ---------------            ----------------

ASSETS
------

Investments:
  Fixed maturities - at amortized cost                                       3,360              $        8,289                                                                                          $
  Fixed maturities - at fair value                                         198,165                     141,195
  Investment in mutual funds - at fair value                                16,404                       8,210
  Derivative instruments                                                       189
                                                                                                             -
  Policy loans                                                               1,270                         569
                                                                      --------------              --------------

    Total investments                                                      219,388                     158,263

Cash and cash equivalents                                                   89,212                      77,525
Accrued investment income                                                    4,054                       2,880
Deferred acquisition costs                                               1,087,705                     721,507
Reinsurance receivable                                                       4,062                       4,191
Receivable from affiliates                                                                               1,161
                                                                                 -
Income tax receivable - deferred                                            51,726                      38,861
State insurance licenses                                                     4,263                       4,413
Fixed assets                                                                 3,305                         328
Other assets                                                                 4,533                       3,744
Separate account assets                                                 29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total assets                                                       $  30,849,414              $   18,848,273
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserve for future contractowner benefits                                   11,215              $       37,508                                                                                          $
Policy reserves                                                             29,912                      25,545
Drafts outstanding                                                          51,059                      28,941
Accounts payable and accrued expenses                                      158,590                      91,827
Income tax payable                                                          24,268                       6,657
Payable to affiliates                                                       68,736
                                                                                                             -
Future fees payable to parent                                              576,034                      368,978
Short-term borrowing                                                        10,000                      10,000
Surplus notes                                                              179,000                     193,000
Separate account liabilities                                            29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total Liabilities                                                     30,489,980                  18,597,856
                                                                     ---------------            ----------------

Shareholder's equity:
  Common stock, $100 and $80 par value, 25,000 shares
    authorized, issued and outstanding                                       2,500                       2,000
  Additional paid-in capital                                               215,879                     179,889
  Retained earnings                                                        141,162                      64,993
  Accumulated other comprehensive income                                      (107)                      3,535
                                                                     ---------------            ----------------

    Total Shareholder's equity                                             359,434                     250,417
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                          30,849,414              $   18,848,273                                                                                          $
                                                                     ===============            ================

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                               Consolidated Statements of Operations
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------       -------------

REVENUES
--------

Annuity and life insurance charges and fees              $                    $                   $
                                                              289,989             186,211             121,158
Fee income                                                     83,243              50,839              27,593
Net investment income                                          10,441              11,130               8,181
Premium income                                                  1,278                 874                 920
Net realized capital gains                                        578                  99                  87
Other                                                           1,832                 387                  75
                                                         --------------       -------------       -------------

  Total revenues                                              387,361             249,540             158,014
                                                         --------------       -------------       -------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                             612                 558               2,033
  Change in annuity and life insurance policy reserves          3,078               1,053                  37
  Cost of minimum death benefit reinsurance                     2,945
                                                                                    5,144               4,545
  Return credited to contractowners                            (1,639)             (8,930)             (2,018)
                                                         --------------       -------------       -------------

                                                                4,996              (2,175)              4,597

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                  206,350             167,790              90,496
  Interest expense                                             69,502              41,004              24,895
                                                         --------------       -------------       -------------

                                                              275,852             208,794             115,391
                                                         --------------       -------------       -------------

  Total benefits and expenses                                 280,848             206,619             119,988
                                                         --------------       -------------       -------------

    Income from operations before income tax                  106,513              42,921              38,026

      Income tax expense
                                                               30,344               8,154              10,478
                                                         --------------       -------------       -------------

        Net income                                       $                   $                   $
                                                               76,169              34,767              27,548
                                                         ==============       =============       =============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                          Consolidated Statements of Shareholder's Equity
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------      --------------      --------------

Common stock:
  Beginning balance                                      $                   $                   $
                                                                2,000               2,000               2,000
  Increase in par value
                                                                  500                   -                   -
                                                         --------------      --------------      --------------

    Ending balance
                                                                2,500               2,000               2,000
                                                         --------------      --------------      --------------

Additional paid in capital:
  Beginning balance                                           179,889             151,527             122,250
  Transferred to common stock                                    (500)
                                                                                        -                   -
  Additional contributions                                     36,490              28,362              29,277
                                                         --------------      --------------      --------------

    Ending balance                                            215,879             179,889             151,527
                                                         --------------      --------------      --------------

Retained earnings:
  Beginning balance                                            64,993              30,226               2,678
  Net income                                                   76,169              34,767              27,548
                                                         --------------      --------------      --------------

    Ending balance                                            141,162              64,993              30,226
                                                         --------------      --------------      --------------

Accumulated other comprehensive income:
  Beginning balance
                                                                3,535                 668                (584)
  Other comprehensive income
                                                               (3,642)              2,867               1,252
                                                         --------------      --------------      --------------

    Ending Balance
                                                                 (107)              3,535                 668
                                                         --------------      --------------      --------------

      Total shareholder's equity                         $                   $                   $
                                                              359,434             250,417             184,421
                                                         ==============      ==============      ==============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                               Consolidated Statements of Cash Flows
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------      --------------

Cash flow from operating activities:

  Net income                                             $                       $                     $
                                                               76,169              34,767              27,548
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                1,495                 251                 223
      Deferred tax expense
                                                              (10,903)            (14,242)             (9,631)
      Change in unrealized losses on derivatives
                                                                3,749                   -                   -
      Increase in policy reserves
                                                                4,367               1,130               3,176
      Change in receivable from/payable to affiliates
                                                               69,897                 166              (1,321)
      Change in income tax payable
                                                               17,611               7,704              (2,172)
      Increase in other assets
                                                                 (789)             (1,173)               (415)
      Increase in accrued investment income
                                                               (1,174)               (438)               (483)
      Decrease/(increase) in reinsurance receivable
                                                                  129               2,152                (268)
      Increase in deferred acquisition costs                                     (174,804)           (190,969)
                                                             (366,198)
      Increase in accounts payable and accrued expenses
                                                               66,763              20,637               5,719
      Increase in drafts outstanding
                                                               22,118               9,663               6,245
      Change in foreign currency translation, net
                                                                  701                 (22)                (34)
      Realized capital gain
                                                                 (578)                (99)                (87)
                                                         --------------       -------------      --------------

        Net cash used in operating activities                                    (114,308)           (162,469)
                                                             (116,643)
                                                         --------------       -------------      --------------

Cash flow from investing activities:

      Purchase of fixed maturity investments
                                                              (99,250)            (31,828)            (28,905)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                               36,226               4,049              10,755
      Purchase of derivatives
                                                               (4,974)                  -                   -
      Purchase of shares in mutual funds
                                                              (17,703)             (7,158)             (5,595)
      Proceeds from sale of shares in mutual funds                                  6,086
                                                               14,657                                   1,415
      Purchase of fixed assets
                                                               (3,178)                (18)               (189)
      Increase in policy loans                                                        118
                                                                 (701)                                   (528)
                                                         --------------       -------------      --------------

        Net cash used in investing activities
                                                              (74,923)            (28,751)            (23,047)
                                                         --------------       -------------      --------------

Cash flow from financing activities:

      Capital contribution from parent
                                                               22,490               8,362              29,277
      Increase in future fees payable to parent               207,056
                                                                                  135,944             185,922
      Net withdrawals from contractowner accounts             (26,293)
                                                                                   (5,696)              6,959
                                                         --------------       -------------      --------------

        Net cash provided by financing activities
                                                              203,253             138,610             222,158
                                                         --------------       -------------      --------------

        Net increase/(decrease) in cash and cash
            equivalents                                        11,687              (4,449)             36,642

          Cash and cash equivalents at beginning of
year                                                           77,525              81,974              45,332
                                                          -------------       -------------      --------------

            Cash and cash equivalents at end of year     $     89,212                            $                                                                                                               $
                                                                                   77,525              81,974
                                                         ==============       =============      ==============

     Income taxes paid                                   $                                       $                                                                                                               $
                                                               23,637              14,651              22,308
                                                         ==============       =============      ==============

     Interest paid                                       $                                       $                                                                                                               $
                                                               69,697              35,588              16,916
                                                         ==============       =============      ==============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                             Notes to Consolidated Financial Statements
                                                         December 31, 1999

1.       ORGANIZATION AND OPERATION

         American  Skandia Life  Assurance  Corporation  (the  "Company")  is a  wholly-owned  subsidiary of American
         Skandia,  Inc. ("ASI",  formerly known as American Skandia  Investment  Holding  Corporation) whose ultimate parent is Skandia Insurance Company Ltd., a Swedish Corporation.

         The  Company  develops  long-term  savings  and  retirement  products  which  are  distributed  through  its affiliated  broker/dealer company,  American Skandia Marketing,  Incorporated ("ASM"). The Company currently issues  variable life  insurance  and variable,  fixed,  market value  adjusted and immediate  annuities for individuals, groups and qualified pension plans.

         The Company has 99.9%  ownership in Skandia Vida,  S.A. de C.V.  ("Skandia  Vida") which is a life insurance company  domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,592,000 and $4,724,000 as of December  31, 1999,  and 1998,  respectively.  The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida operations with the  expectation of generating  profits from long-term  savings products in future  years.  As such,  Skandia Vida has generated net losses of  $2,523,000,  $2,514,000  and
         $1,438,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The  accompanying   consolidated  financial  statements  have  been  prepared  in  conformity  with generally  accepted  accounting  principles.  Intercompany  transactions  and  balances  have  been eliminated in consolidation.

                  Certain  reclassifications  have been made to prior year  amounts to conform  with the current year presentation.

B.       New Accounting Pronouncements
         -----------------------------

                  In March 1998,  the  American  Institute  of  Certified  Public  Accountants  issued  Statement  of
                  Position  ("SOP") 98-1,  "Accounting  for the Costs of Software  Developed or Obtained for Internal
                  Use.  The  SOP,  which  has  been  adopted  prospectively  as of  January  1,  1999,  requires  the capitalization  of certain costs incurred in connection with  developing or obtaining  internal use software.  Prior to the  adoption of SOP 98-1,  the Company  expensed  all  internal  use  software related  costs as  incurred.  The  Company  has  identified  and  capitalized  $3,035,000  of costs associated  with internal use software  during 1999 and is  amortizing  the  applicable  costs on a straight-line  basis over a three year period.  At December 31, 1999, the  unamortized  balance was
                  $2,920,000 and is included in fixed assets.

                  In June 1998,  the Financial  Accounting  Standards  Board ("FASB")  issued  Statement of Financial
                  Accounting  Standards 133,  "Accounting  for Derivative  Instruments and Hedging  Activities"  (FAS
                  133).  Subsequently,  in July 1999,  FASB issued FAS 137  "Deferral of the  Effective  Date of FASB
                  Statement  133".  The  adoption  date was delayed to fiscal  years  beginning  after June 15, 2000.
                  The Company is currently evaluating the potential impact on its financial position.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C.       Investments
         -----------

                  The  Company  has  classified  its  fixed  maturity  investments  as  either   held-to-maturity  or
                  available-for-sale.  Investments  classified as  held-to-maturity  are investments that the Company has the ability and intent to hold to maturity.  Such  investments  are carried at amortized  cost.
                  Those  investments  which are  classified  as  available-for-sale  are  carried  at fair  value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  The Company has classified its mutual fund investments  held in support of a deferred  compensation
                  plan  are  available-for-sale.   Such  investments  are  carried  at  fair  value  and  changes  in unrealized gains and losses are reported as a component of other comprehensive income.

                  Derivative  instruments are recorded  consistent  with hedged items.  The Company hedges the market value  fluctuations  of the  guaranteed  minimum death benefit  ("GMDB")  exposure  embedded in its policy  reserves  and as such,  the  portion of the  derivative  instrument  which  constitutes  an effective  hedge  is  carried  at  market  value.  The cost  associated  with  the  portion  of the instrument  which is not considered an effective  hedge is amortized to investment  income over the life of the instrument.

                  Policy loans are carried at their unpaid principal balances.

                  Realized   gains  and  losses  on  disposal  of   investments   are   determined  by  the  specific
                  identification method and are included in revenues.

D.       Derivative Instruments
         ----------------------

                  During the second quarter of 1999,  the Company's  agreement to reinsure  substantially  all of its exposure on its GMDB  liability was terminated  and the business was  recaptured,  as the reinsurer had recently  announced its intention to exit this market.  In response,  the Company  instituted a hedge  program to  effectively  manage the market risk  associated  with GMDB reserve  fluctuations using put  options.  The cash  invested  in the put options is at risk to the extent that the value of the underlying  index is less than the strike price at the exercise  date.  This would be offset by a corresponding decrease in the hedged GMDB exposure.

E.       Cash Equivalents
         ----------------

                  The Company  considers all highly liquid time  deposits,  commercial  paper and money market mutual funds purchased with a maturity of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and  assumptions  used to  determine  the fair value of  financial  instruments  are as follows:

                  Fair values of fixed  maturities  with active markets are based on quoted market prices.  For fixed maturities  that trade in less  active  markets,  fair  values  are  obtained  from an  independent pricing service.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The fair value of the portion of the derivative  instrument  which  constitutes an effective  hedge is determined based on current value of the underlying index.

                  The  carrying  value of cash and cash  equivalents  approximates  fair value due to the  short-term nature of these investments.

                  The carrying value of short-term  borrowing  approximates  fair value due to the short-term  nature of these liabilities.

                  Fair values of certain  financial  instruments,  such as future fees  payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and  reflected at the purchase  price of  $6,000,000  less  accumulated  amortization.  The cost of the licenses is being  amortized on a straight line basis over 40 years.

         H.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined  state income tax return of an upstream company,  Skandia AFS Development  Holding Corporation and certain of its subsidiaries.  In  accordance  with the tax sharing  agreement,  the  federal and state  income tax provisions are computed on a separate return basis as adjusted for  consolidated  items such as net operating loss carryforwards.

                  Deferred  income taxes  reflect the net tax effects of temporary  differences  between the carrying amounts of assets and  liabilities  for  financial  reporting  purposes  and the  amounts  used for income tax purposes.

         I.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable annuity  contracts  consist of charges against  contractowner  account values for mortality and expense risks,  administration  fees, surrender charges and an annual maintenance fee per contract.  Benefit reserves for variable annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Revenues for market value adjusted fixed annuity contracts  consist of separate account  investment
                  income  reduced  by  benefit   payments  and  changes  in  reserves  in  support  of  contractowner obligations,  all of which are  included in return  credited to  contractowners.  Benefit  reserves for these contracts  represent the account value of the contracts,  and are included in the general account reserve for future  contractowner  benefits to the extent in excess of the separate account liabilities.

                  Revenues for immediate  annuity  contracts  without life  contingencies  consist of net  investment income.  Revenues  for  immediate  annuity  contracts  with life  contingencies  consist  of single premium payments  recognized as annuity  considerations  when received.  Benefit reserves for these contracts  are based on the Society of Actuaries  1983 Table-a  with  assumed  interest  rates that vary by issue year.  Assumed  interest  rates  ranged from 6.25% to 8.25% at December  31, 1999 and
                  1998.

                  Revenues for variable life insurance  contracts  consist of charges against  contractowner  account values for mortality and expense risk fees,  cost of insurance fees,  taxes and surrender  charges.
                  Certain  contracts  also  include  charges  against  premium to pay state  premium  taxes.  Benefit reserves for variable  life  insurance  contracts  represent the account value of the contracts and are included in the separate account liabilities.

         J.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business,  which vary with and are primarily  related to the  production of new business,  are being deferred net of  reinsurance.  These costs include  commissions,  costs of contract  issuance,  and certain  selling  expenses that vary with  production.  These costs are being amortized  generally in proportion to expected gross profits from surrender  charges,  policy
                  and  asset  based  fees  and  mortality  and  expense  margins.   This   amortization  is  adjusted
                  retrospectively  and  prospectively  when  estimates  of  current  and future  gross  profits to be realized from a group of products are revised.

                  Details of the deferred  acquisition  costs and related  amortization  for the years ended December
                  31, are as follows:

                           (in thousands)                        1999                   1998                 1997
                                                                 ----                   ----                 ----

                  Balance at beginning of year                   $721,507           $546,703                 $355,734
                                                                 --------           --------                 --------

                  Acquisition costs deferred
                     during the year                              450,059               261,432               243,476

                  Acquisition costs amortized
                     during the year                              (83,861)              (86,628)              (52,507)
                                                                 ---------             --------              --------

                                                                  366,198               174,804               190,969
                                                                  -------               -------               -------

                  Balance at end of year                       $1,087,705              $721,507              $546,703
                                                               ==========              ========              ========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Reinsurance
                  -----------

                  The  Company  cedes  reinsurance  under  modified  co-insurance  arrangements.   These  reinsurance
                  arrangements  provide  additional  capacity for growth in supporting  the cash flow strain from the
                  Company's  variable  annuity and variable life  insurance  business.  The  reinsurance  is effected under quota share contracts.

                  As noted in Note 2D, the Company  reinsured  its exposure to market  fluctuations  associated  with its GMDB  liability in 1999,  1998 and the  beginning of 1997.  Under this  reinsurance  agreement,
                  the  Company  ceded   premiums  of   $2,945,000,   $5,144,000   and   $4,545,000;   received  claim
                  reimbursements of $242,000,  $9,000 and $46,000;  and, recorded  increases/(decreases)  in reserves of ($2,763,000), ($323,000) and $918,000 in each of the three years, respectively.

                  At  December  31,  1999 and 1998,  in  accordance  with the  provisions  of a modified  coinsurance agreement,  the Company accrued $41,000 and $1,976,000,  respectively,  for amounts receivable from favorable reinsurance experience on a block of variable annuity business.

         L.       Translation of Foreign Currency
                  -------------------------------

                  The financial  position and results of operations of the Company's Mexican  subsidiary are measured using local  currency as the  functional  currency.  Assets and  liabilities  of the subsidiary are
                  translated  at  the  exchange  rate  in  effect  at  each   year-end.   Statements  of  income  and
                  shareholder's  equity  accounts  are  translated  at the average rate  prevailing  during the year.
                  Translation  adjustments  arising  from the use of differing  exchange  rates from period to period are reported as a component of other comprehensive income.

         M.       Separate Accounts
                  -----------------

                  Assets and liabilities in Separate  Accounts are included as separate  captions in the consolidated statements  of financial  condition.  Separate  Account  assets  consist  principally  of long term bonds,  investments in mutual funds,  short-term  securities and cash and cash equivalents,  all of which are carried at fair value.  The investments are managed  predominately  through the Company's investment  advisory affiliate,  American Skandia Investment  Services,  Inc. ("ASISI"),  utilizing various  fund  managers as  sub-advisors.  The  remaining  investments  are managed by  independent investment  firms.  The  contractowner  has the  option of  directing  funds to a wide  variety  of mutual  funds.  The  investment  risk  on the  variable  portion  of a  contract  is  borne  by the contractowner.  A fixed  option with a minimum  guaranteed  interest  rate is also  available.  The
                  Company is responsible for the credit risk associated with these investments.

                  Included in Separate  Account  liabilities are  $896,205,000  and $771,195,000 at December 31, 1999
                  and 1998,  respectively,  relating to annuity contracts for which the contractowner is guaranteed a fixed rate of return.  Separate  Account assets of  $896,205,000  and  $771,195,000 at December 31,
                  1999 and 1998,  respectively,  consisting of long term bonds, short term securities,  transfers due from the general account and cash and cash  equivalents  which are held in support of these annuity contracts, pursuant to state regulation.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         N.       Estimates
                  ---------

                  The  preparation  of  financial   statements  in  conformity  with  generally  accepted  accounting principles  requires  that  management  make  estimates  and  assumptions  that affect the reported amount of assets and liabilities at the date of the financial  statements and the reported  amounts of  revenues  and  expenses  during  the  reporting  period.  The more  significant  estimates  and assumptions  are  related to  deferred  acquisition  costs and involve  policy  lapses,  investment return and maintenance expenses.  Actual results could differ from those estimates.

3.       COMPREHENSIVE INCOME

         The components of  comprehensive  income,  net of tax, for the years ended December 31, 1998,  1997 and 1996 were as follows:

                  (in thousands)                                           1999              1998           1997
                                                                           ----              ----           ----

         Net income                                                       $76,169          $34,767         $27,548
         Other comprehensive income:
            Unrealized investment gains/(losses) on
               available for sale securities                               (3,082)           2,751           1,288
            Reclassification adjustment for realized
               losses/(gains) included in investment income                (1,016)             138             (14)
                                                                           -------       ---------       ---------
            Net unrealized gains/(losses) on securities                    (4,098)           2,889           1,274

            Foreign currency translation                                      456              (22)            (22)
                                                                        ---------       ----------      ----------

         Other comprehensive income                                        (3,642)           2,867           1,252
                                                                         ---------        --------        --------

         Comprehensive income                                             $72,527          $37,634         $28,800
                                                                          =======          =======         =======

         The components of accumulated other comprehensive income, net of tax, as of December 31, 1999 and 1998 were as follows:

                  (in thousands)                                         1999                  1998
                                                                         ----                  ----

         Unrealized investment gains                                     ($255)                $3,843
         Foreign currency translation                                      148                   (308)
                                                                        ------                -------

         Accumulated other comprehensive income                          ($107)                $3,535
                                                                         ======                ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The amortized  cost,  gross  unrealized  gains/losses  and estimated  fair value of  available-for-sale  and held-to-maturity  fixed  maturities  and  investments  in mutual  funds as of December 31, 1999 and 1998 are shown below.  All securities held at December 31, 1999 and 1998 were publicly traded.

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                  (in thousands)                                     Held-to-Maturity

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value
                                             ----                -----              ------               -----
         U.S. Government
            obligations                      $1,105                $  -             $ (1)                $1,104

         Corporate securities                 2,255                   -              (15)                 2,240
                                              -----                ----             -----               -------

            Totals                           $3,360                $  -             $(16)                $3,344
                                             ======                ====             =====                ======

         (in thousands)                                              Available-for-Sale

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value
                                             ----                -----              ------               -----
         U.S. Government
            obligations                   $  81,183                $  -           $ (678)             $  80,505

         Obligations of
            state and political
            subdivisions                        253                                   (3)                   250

         Corporate securities               121,859                   -           (4,449)               117,410
                                          ---------                ----            ------             ---------

            Totals                         $203,295                $  -         $ (5,130)              $198,165
                                           ========                ====         =========              ========

         The amortized cost and fair value of fixed  maturities,  by contractual  maturity,  at December 31, 1999 are shown below.

                  (in thousands)                        Held-to-Maturity                  Available-for-Sale
                                                        ----------------                  ------------------

                                                    Amortized          Fair             Amortized           Fair
                                                      Cost             Value              Cost              Value
                                                      ----             -----              ----              -----

         Due in one year or less                      $3,107          $3,097       $           -  $           -

         Due after one through five years                253             247             130,284            128,250

         Due after five through ten years                  -               -              73,011             69,915
                                                  ----------      ----------          ----------         ----------

               Total                                  $3,360          $3,344            $203,295           $198,165
                                                      ======          ======            ========           ========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

         Investments in fixed maturities as of December 31, 1998 consisted of the following:

                  (in thousands)                                      Held-to-Maturity
                                                                      ----------------

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government
            obligations                       $3,774                 $57                   $-                $3,831

         Obligations of
            state and political
            subdivisions                           -                   -                    -                     -

         Corporate
            securities                         4,515                  34                    -                 4,549
                                             -------                ----                  ---               -------

               Totals                         $8,289                 $91                  $ -                $8,380
                                              ======                 ===                  ===                ======

                  (in thousands)                                      Available for Sale
                                                                      ------------------

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government
            obligations                     $ 17,399              $  678                 $  -             $  18,077

         Obligations of
            state and political
            subdivisions                         253                   7                    -                   260

         Corporate
            securities                       117,774               5,160                 (76)               122,858
                                           ---------             -------              -------            ----------

               Totals                       $135,426              $5,845               $ (76)              $141,195
                                            ========              ======               ======              ========

         Proceeds  from  sales of fixed  maturities  during  1999,  1998 and 1997  were  $32,196,000,  $999,000,  and
         $5,056,000,   respectively.   Proceeds  from  maturities   during  1999,  1998  and  1997  were  $4,030,000,
         $3,050,000, and $5,700,000, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

           The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 1999 and 1998 are shown below:

                  (in thousands)                                 Gross             Gross
                                                              Unrealized        Unrealized              Fair
                                             Cost                Gains            Losses                Value
                                             ----                -----            ------                -----

         1999                              $11,667              $4,763           $ (26)               $16,404
                                           =======              ======           ======               =======

         1998                               $8,068                $416          $ (274)                $8,210
                                            ======                ====          =======                ======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                  (in thousands)                                  1999                  1998                1997
                                                                ------                  ----                ----

         Fixed maturities:
           Gross gains                                        $    253                 $    -              $  10
           Gross losses                                           (228)                    (1)                -
         Investment in mutual funds:
           Gross gains                                             990                    281                116
           Gross losses                                           (437)                  (181)               (39)
                                                               -------                 ------             ------

         Totals                                                 $  578                  $  99              $  87
                                                                ======                  =====              =====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31, 1999, 1998 and 1997 were as follows:

                  (in thousands)                                1999                   1998                1997
                                                                ----                   ----                ----

         Fixed maturities                                      $ 9,461               $  8,534             $6,617
         Cash and cash equivalents                               2,159                  1,717              1,153
         Investment in mutual funds                                 32                  1,013                554
         Policy loans                                               31                     45                 28
         Derivative Instruments                                (1,036)                      -                  -
                                                             ---------             ----------          ---------

         Total investment income                                10,647                 11,309              8,352
         Investment expenses                                       206                    179                171
                                                            ----------             ----------           --------

         Net investment income                                 $10,441                $11,130             $8,181
                                                               =======                =======             ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                (in thousands)                                 1999                  1998                  1997
                                                               ----                  ----                  ----

         Current tax expense                                  $41,248               $22,384               $20,108

         Deferred tax benefit                                 (10,904)              (14,230)               (9,630)
                                                              --------             --------             ---------

         Total income tax expense                             $30,344              $  8,154               $10,478
                                                              =======              ========               =======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 1999 and 1998, are as follows:

                  (in thousands)                                         1999                         1998
                                                                         ----                         ----

         Deferred tax liabilities:
             Deferred acquisition costs                                ($321,873)                  ($210,731)
             Payable to reinsurers                                       (26,733)                    (25,585)
             Policy fees                                                  (1,146)                       (859)
             Net unrealized gains                                            (80)                     (2,069)
                                                                    ------------                 -----------

             Total                                                      (349,832)                   (239,244)
                                                                        --------                   ---------

         Deferred tax assets:
             Net separate account liabilities                            333,521                     225,600
             Future contractowner benefits                                 3,925                      13,128
             Other reserve differences                                    39,645                      25,335
             Deferred compensation                                        18,844                       9,619
             Surplus notes interest                                        5,030                       3,375
             Foreign exchange translation                                    137                         166
             Other                                                           456                         882
                                                                     -----------                ------------
             Total                                                       401,558                     278,105
                                                                        --------                   ---------

             Income tax receivable - deferred                          $  51,726                   $  38,861
                                                                       =========                   =========

         Management  believes that based on the taxable income produced in the current year and the continued  growth in annuity  products,  the  Company  will  produce  sufficient  taxable  income in the future to realize its deferred tax asset.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was  different  from the amount  computed by applying the federal  statutory tax rate of 35% to pre-tax income from continuing operations as follows:

                  (in thousands)                                    1999               1998                 1997
                                                                    ----               ----                 ----

         Income (loss) before taxes
             Domestic                                             $109,036             $45,435             $39,464
             Foreign                                                (2,523)             (2,514)             (1,438)
                                                                 ----------          ---------           ---------
             Total                                                 106,513              42,921              38,026

             Income tax rate                                          35%                 35%                35%
                                                                ---------           ---------          ---------

         Tax expense at federal
             statutory income tax rate                              37,280              15,022              13,309

         Tax effect of:
             Dividend received deduction                            (9,572)             (9,085)             (4,585)
             Losses of foreign subsidiary                              883                 880                 503
             Meals and entertainment                                   664                 487                 340
             State income taxes                                      1,071                 673                 577
             Other                                                      18                 177                 334
                                                                   ----------          ----------          ----------

         Income tax expense                                      $  30,344            $  8,154             $10,478
                                                                 =========            ========             =======

7.       RECEIVABLE FROM/PAYABLE TO AFFILIATES

         Certain operating costs (including personnel,  rental of office space,  furniture,  and equipment) have been charged  to the  Company  at cost by  American  Skandia  Information  Services  and  Technology  Corporation
         ("ASIST"),  an affiliated  company;  and likewise,  the Company has charged  operating  costs to ASISI.  The total cost to the Company for these items was  $11,136,000,  $7,722,000,  and $5,572,000 for the years ended
         December  31,  1999,  1998  and  1997,  respectively.  Income  received  for  these  items  was  $3,919,000,
         $1,355,000 and $3,225,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Company had a $10  million  short-term  loan  payable to ASI at  December  31, 1999 and 1998.  The total interest  expense  thereon to the Company was $585,000,  $622,000 and $642,000 for the years ended  December
         31, 1999, 1998 and 1997 respectively, of which $182,000 was payable as of December 31, 1999 and 1998.

         Beginning in 1999,  the Company was  reimbursed by ASM for certain  distribution  related  costs  associated with the sales of business  through an investment  firm where ASM serves as an  introducing  broker  dealer.
         Under this agreement,  the expenses  reimbursed in 1999 were  $1,441,000.  As of December  31,1999,  amounts receivable under this agreement were $245,000.

         As of December  31,1999,  the Company had  received  $71,000,000  from ASI in advance of the sale of certain rights to receive  future fees and  contract  charges.  This sale is expected to be  completed  in the first quarter of 2000.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of  transactions  with ASI, the Company sold certain  rights to receive future fees and contract charges expected to be realized on variable  portions of designated  blocks of deferred  annuity  contracts.
         The effective dates and issue periods these transactions cover are as follows:

                                   Closing           Effective           Contract Issue
               Transaction           Date              Date                  Period
               -----------           ----              ----                  ------

                   1996-1           12/16/96            9/1/96          1/1/94   -   6/30/96
                   1997-1            7/23/97            6/1/97         3/1/96    -   4/30/97
                   1997-2           12/30/97           12/1/97         5/1/95    -  12/31/96
                   1997-3           12/30/97           12/1/97         5/1/96    -  10/31/97
                   1998-1            6/30/98            6/1/98          1/1/97   -   5/31/98
                   1998-2           11/10/98           10/1/98          5/1/97   -   8/31/98
                   1998-3           12/30/98           12/1/98          7/1/96   -  10/31/98
                   1999-1            6/23/99            6/1/99        4/1/94     -   4/30/99
                   1999-2           12/14/99           10/1/99         11/1/98   -   7/31/99

         In connection with these  transactions,  ASI issued  collateralized  notes in a private  placement which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the Purchase  Agreements,  the rights sold  provide for ASI to receive a percentage  (80%
         or 100%  depending  on the  underlying  commission  option) of future  mortality  and  expense  charges  and contingent deferred sales charges,  after reinsurance,  expected to be realized over the remaining surrender charge period of the designated contracts (6 to 8 years).

         The  Company  did not sell the  right to  receive  future  fees and  charges  after  the  expiration  of the surrender charge period.

         The proceeds  from the sales have been recorded as a liability  and are being  amortized  over the remaining surrender  charge period of the designated  contracts using the interest  method.  The present values of the transactions as of the respective effective date were as follows:

                                                                                       Present
         (in thousands)           Transaction             Discount Rate                Value
                                  -----------             -------------                -----

                                    1996-1                    7.5%                     $50,221
                                    1997-1                    7.5%                      58,767
                                    1997-2                    7.5%                      77,552
                                    1997-3                    7.5%                      58,193
                                    1998-1                    7.5%                      61,180
                                    1998-2                    7.0%                      68,573
                                    1998-3                    7.0%                      40,128
                                    1999-1                    7.5%                     120,632
                                    1999-2                    7.5%                     145,078

         Payments  representing  fees  and  charges  in  the  aggregate  amount  of  $131,420,000,   $69,226,000  and
         $22,250,000  were made by the Company to the Parent for the years ended  December 31,  1999,  1998 and 1997, respectively.  Related  interest  expense of  $52,840,000,  $22,978,000  and $6,842,000 has been included in the statement of income for the years ended December 31, 1999, 1998 and 1997, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 1999 are as follows:

                                            Year Ended
          (in thousands)                    December 31,                     Amount
                                            -----------                      ------

                                               2000                         $103,975
                                               2001                          107,262
                                               2002                          106,491
                                               2003                           97,550
                                               2004                           78,512
                                               2005                           51,839
                                               2006                           25,712
                                               2007                            4,693
                                                                        ----------------------

                                              Total                         $576,034
                                                                            ========

         The Commissioner of the State of Connecticut has approved the sale of future fees and charges;  however,  in the event that the Company becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner has the ability to stop the  payments  due to the Parent  under the  Purchase  Agreement  subject to certain terms and conditions.

9.       LEASES

         The Company leases office space under a lease  agreement  established in 1989 with ASIST.  The lease expense for 1999,  1998 and 1997 was  $5,003,000,  $3,588,000  and  $2,428,000  respectively.  Future  minimum lease payments per year and in aggregate as of December 31, 1999 are as follows:

         (in thousands)             2000                                  $  7,004
                                    2001                                     7,004
                                    2002                                     6,854
                                    2003                                     6,756
                                    2004                                     6,929
                                    2005 and thereafter                     51,865
                                                                          --------

                                    Total                                  $86,412
                                                                           =======

10.      RESTRICTED ASSETS

         To comply with certain state insurance  departments'  requirements,  the Company  maintains cash,  bonds and notes on deposit with various  states.  The carrying  value of these  deposits  amounted to  $4,868,000  and
         $3,747,000 as of December 31, 1999,  and 1998,  respectively.  These  deposits are required to be maintained for the protection of contractowners within the individual states.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         On  November  8, 1999,  the Board of  Directors  authorized  the  Company to  increase  the par value of its capital  stock  from $80 per share to $100 per  share in order to  comply  with  minimum  capital  levels as required by the California  Department of Insurance.  This transaction resulted in a corresponding  decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

         Statutory  basis  shareholder's  equity was  $286,385,000  and  $285,553,000  at December 31, 1999 and 1998,
         respectively.

         The statutory  basis net loss was  $17,672,000,  $13,152,000 and $8,970,000 for the years ended December 31,
         1999, 1998 and 1997, respectively.

         Under  various  state  insurance  laws,  the maximum  amount of dividends  that can be paid to  shareholders without prior approval of the state insurance  department is subject to  restrictions  relating to statutory surplus and net gain from  operations.  At December 31, 1999,  no amounts may be  distributed  without prior approval.

12.      EMPLOYEE BENEFITS

         The Company has a 401(k) plan for which  substantially  all  employees are  eligible.  Under this plan,  the
         Company  contributes 3% of salary for all  participating  employees and matches employee  contributions at a
         50% level up to an  additional  3% Company  contribution.  Company  contributions  to this plan on behalf of the  participants  were  $3,164,000,  $2,115,000 and $1,220,000 for the years ended December 31, 1999,  1998 and 1997, respectively.

         The Company has a deferred  compensation  plan, which is available to the internal field marketing staff and certain  officers.  Company  contributions  to this  plan  on  behalf  of the  participants  were  $193,000,
         $342,000 and $270,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The  Company  and an  affiliate  cooperatively  have a  long-term  incentive  program  under which units are awarded to executive  officers and other  personnel.  The Company also has a profit  sharing  program  which benefits all employees  below the officer  level.  These  programs  consist of multiple plans with new plans instituted  each year.  Generally,  participants  must remain  employed by the Company or its  affiliates at the time such units are payable in order to receive any payments  under the program.  The accrued  liability representing  the value of these units was  $42,619,000  and  $21,372,000  as of December 31, 1999 and 1998,
         respectively.  Payments  under this plan were  $4,079,000,  $2,407,000  and  $1,119,000  for the years ended
         December 31, 1999, 1998, and 1997, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

13.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 1999, 1998 and 1997 is as follows:

         (in thousands)                                   1999
                                                          ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $326,670                    $315                 ($1,397)
         Ceded                    (36,681)                  2,763                    (242)
                               -----------                 ------                ---------
         Net                     $289,989                  $3,078                 ($1,639)
                                 ========                  ======                 ========

                                                          1998
                                                          ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $215,425                 $   691                 ($8,921)
         Ceded                    (29,214)                  362                        (9)
                                ----------               ------                -----------
         Net                     $186,211                  $1,053                 ($8,930)
                                 ========                  ======                  ======

                                                          1997
                                                          ----

                             Annuity and life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $144,417                    $955                 ($1,972)
         Ceded                    (23,259)                   (918)                    (46)
                                ----------                 ------              -----------
         Net                     $121,158                   $  37                 ($2,018)
                                 ========                   =====                  ======

         Such ceded  reinsurance  does not relieve  the  Company of its  obligations  to  policyholders.  The Company remains  liable to its  policyholders  for the portion  reinsured to the extent that any reinsurer  does not meet its obligations assumed under the reinsurance agreements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

14.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31,
         1999 and 1998 were as follows:

              (in thousands)
                                                                                             Interest for the
                                        Interest          1999          1998         Years Ended December 31,
              Issue Date                  Rate          Amount         Amount        1999         1998        1997
              ----------                  ----          ------         ------        ----         ----        ----

         December 29, 1993                6.84%                -             -             -        1,387       1,387
         February 18, 1994                7.28%           10,000        10,000           738          738         738
         March 28, 1994                   7.90%           10,000        10,000           801          801         801
         September 30, 1994               9.13%           15,000        15,000         1,389        1,389       1,389
         December 28, 1994                9.78%                -        14,000         1,308        1,388       1,388
         December 19, 1995                7.52%           10,000        10,000           762          762         762
         December 20, 1995                7.49%           15,000        15,000         1,139        1,139       1,139
         December 22, 1995                7.47%            9,000         9,000           682          682         682
         June 28, 1996                    8.41%           40,000        40,000         3,411        3,411       3,411
         December 30, 1996                8.03%           70,000        70,000         5,698        5,699       5,699
                                                      ----------   ------------     ---------    ---------    --------

         Total                                          $179,000      $193,000       $15,928      $17,396     $17,396
                                                        ========      ========       =======      =======     =======

         The surplus note for  $14,000,000  dated  December 28, 1994 was converted to additional  paid-in  capital on
         December 10,  1999.  A surplus note for  $20,000,000  dated  December 29, 1993 was  converted to  additional paid-in capital on December 31, 1998.  All surplus notes mature seven years from the issue date.

         Payment of  interest  and  repayment  of  principal  for these  notes is subject to certain  conditions  and require  approval by the  Insurance  Commissioner  of the State of  Connecticut.  At  December  31, 1999 and
         1998,  $14,372,000 and $9,644,000,  respectively,  of accrued interest on surplus notes was not approved for payment under these criteria.

15.      SHORT-TERM BORROWING

         The Company had a $10  million  short-term  loan  payable to the Parent at December  31, 1999 and 1998.  The total interest  expense to the Company was $585,000,  $622,000 and $642,000 and for the years ended December
         31, 1999,  1998 and 1997,  respectively,  of which $197,000 and $182,000 was payable as of December 31, 1999 and 1998, respectively.

16.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 99% of the Company's separate account  liabilities are subject to discretionary  withdrawal by contractowners  at market value or with market value  adjustment.  Separate account assets which are carried at fair  value are  adequate  to pay such  withdrawals  which are  generally  subject to  surrender  charges ranging from 10% to 1% for contracts held less than 10 years.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

17.      SEGMENT REPORTING

         During 1998, to complement its annuity  products,  the Company launched  specific  marketing and operational activities  towards the release of variable life insurance and qualified  retirement plan annuity  products.
         Assets under  management and sales for the products other than variable  annuities have not been significant enough to warrant  full  segment  disclosures  as required by SFAS 131,  "Disclosures  about  Segments of an
         Enterprise and Related Information."

18.      SUBSEQUENT EVENT

         On March 22, 2000, the Company sold certain rights to receive future fees and contract  charges  expected to be received on variable  portions of deferred  annuity  contracts  issued between August 1, 1999 and January
         31, 2000.  This transaction is the latest in a series of agreements with ASI, as described in Note 8.

         This  transaction  has an effective  date of March 22, 2000.  The present value as of this date,  discounted at 7.5%, was $171,781,000.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

                   (in thousands)                                            Three months Ended
                                                     March 31          June 30      September 30       December 31
                                                     --------          -------      ------------       -----------

                       1999
                       ----
         Premiums and other insurance
            revenues                                   $78,412           $88,435          $97,955          $111,540
         Net investment income                           2,654             2,842            2,735             2,210
         Net realized capital gains                        295                25              206                52
                                                    ----------       -----------       ----------       -----------
         Total revenues                                 81,361            91,302          100,896           113,802

         Benefits and expenses                          64,107            67,803           71,597            77,341
                                                      --------          --------         --------          --------

         Pre-tax net income                             17,254            23,499           29,299            36,461

         Income taxes                                    3,844             7,142            7,898            11,460
                                                     ---------         ---------        ---------           -------

         Net income                                   $ 13,410          $ 16,357         $ 21,401           $25,001
                                                      ========          ========         ========           =======

                                  1998
                                  ----
         Premiums and other insurance
            revenues                                   $50,593           $57,946          $62,445           $67,327
         Net investment income                           3,262             2,410            2,469             2,989
         Net realized capital gains (losses)               156                13              (46)              (24)
                                                    ----------       -----------      -----------       -----------
         Total revenues                                 54,011            60,369           64,868            70,292

         Benefits and expenses                          46,764            42,220           48,471            69,164
                                                      --------          --------         --------          --------

         Pre-tax net income                              7,247            18,149           16,397             1,128

         Income taxes                                    1,175             4,174            2,223               582
                                                     ---------         ---------         --------         ---------

         Net income                                   $  6,072           $13,975          $14,174          $    546
                                                      ========           =======          =======          ========

                       1997
                       ----
         Premiums and other insurance
            revenues                                   $30,186           $34,056          $41,102           $44,402
         Net investment income                           1,369             2,627            2,031             2,154
         Net realized capital gains                         20                43               21                 3
                                                   -----------       -----------      -----------      ------------
         Total revenues                                 31,575            36,726           43,154            46,559

         Benefits and expenses                          18,319            30,465           31,179            40,025
                                                      --------          --------         --------          --------

         Pre-tax net income                             13,256             6,261           11,975             6,534

         Income taxes                                    4,260             2,614            3,354               250
                                                     ---------         ---------        ---------        ----------

         Net income                                   $  8,996          $  3,647         $  8,621          $  6,284
                                                      ========          ========         ========          ========

C-7

                               APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

The Unit Prices and number of Units in the  Sub-accounts  that commenced  operations  prior to January 1, 2001 are shown below.  All or some of these  Sub-accounts were available during the periods shown as investment  options for other variable  annuities we offer pursuant  to  different  prospectuses.  The  Insurance  Charge  assessed  against  the  Sub-accounts  under the terms of those other variable  annuities  are the same as the charges  assessed  against such  Sub-accounts  under the Annuity  offered  pursuant to this
Prospectus.

         Unit Prices And Numbers Of Units:  The  following  table shows:  (a) the Unit Price,  as of the dates  shown,  for Units in each of the Class 1  Sub-accounts  of Separate  Account B that commenced  operations  prior to January 1, 2001 and are being offered pursuant to this  Prospectus or which we offer pursuant to certain other  prospectuses;  and (b) the number of Units  outstanding in each  such  Sub-account  as of the  dates  shown.  The year in which  operations  commenced  in each  such  Sub-account  is noted in parentheses.  The portfolios in which a particular  Sub-account  invests may or may not have commenced  operations prior to the date such Sub-account commenced operations.  The initial offering price for each Sub-account was $10.00.

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
-----------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Founders
Passport (1)
(1994)
Unit Price                                $23.45      12.54      11.46      11.39       10.23          -          -         -        -
Number of Units                        8,818,599  9,207,623  9,988,104  9,922,698   2,601,283          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------
AST Scudder Japan (2)
(2000)
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units                                -          -          -          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------
AST AIM
International Equity
(3)
(1989)                                    $43.99      27.18      22.95      19.70       18.23      16.80      16.60     12.37    13.69
Unit Price                            16,903,883 17,748,560 17,534,233 17,220,688  14,393,137 14,043,215  9,063,464 1,948,773 1,092,902
Number of Units

---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
International Growth
(1997)
Unit Price                                $21.66      13.30      11.35          -           -          -          -         -        -
Number of Units                        6,855,601  5,670,336  2,857,188          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Global
Equity
(1999)
Unit Price                                $11.01          -          -          -           -          -          -         -        -
Number of Units                          116,756          -          -          -           -          -          -         -        -

------------------------------------------------------------------------------------------------------------------------------
AST Federated
Aggressive Growth (2)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
------------------------------------------------------------------------------------------------------------------------------
AST Kemper Small-
Cap Growth
(1999)
Unit Price                                $15.37          -          -          -           -          -          -         -        -
Number of Units                       53,349,003          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST Lord Abbett Small
Cap Value
(1998)
Unit Price                                $10.57       9.85          -          -           -          -          -         -        -
Number of Units                        6,597,544  4,081,870          -          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli Small-Cap
Value (5)
(1997)
Unit Price                                $11.11      11.20      12.70          -           -          -          -         -        -
Number of Units                       21,340,168 24,700,211 14,612,510          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Mid-Cap
Growth (6)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units

---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Growth (7)
(1994)
Unit Price                                $28.58      19.15      16.10      13.99       12.20       9.94          -         -        -
Number of Units                       13,460,525 13,389,289 11,293,799  9,563,858   3,658,836    301,267          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Value (8)
(1993)
Unit Price                                $16.78      16.10      16.72      13.41       12.20       9.81      10.69         -        -
Number of Units                       37,864,586 16,410,121 11,745,440  9,062,152   8,642,186  7,177,232  5,390,887         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alger All-Cap
Growth (9)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli All-Cap
Value (2)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
AST Kinetics Internet
(2)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Natural Resources
(1995)
Unit Price                                $15.88      12.57      14.46      14.19       11.01          -          -         -        -
Number of Units                        6,201,327  5,697,453  7,550,076  6,061,852     808,605          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
(9)
(1996)                                    $20.44      15.48      12.33      10.89           -          -          -         -        -
Unit Price                            17,059,819 19,009,242 18,736,994  4,324,161           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth
(1999)
Unit Price                                $11.27          -          -          -           -          -          -         -        -
Number of Units                          409,467          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Marsico Capital
Growth
(1997)
Unit Price                                $21.06      14.00      10.03          -           -          -          -         -        -
Number of Units                       78,684,943 40,757,449    714,309          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST JanCap Growth
(1992)
Unit Price                                $60.44      39.54      23.83      18.79       14.85      10.91      11.59     10.51        -
Number of Units                       94,850,623 80,631,598 62,486,302 46,779,164  28,662,737 22,354,170 13,603,637 1,476,139        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Sanford Bernstein
Managed Index 500 (11)
(1998)
Unit Price                                $15.08      12.61          -          -           -          -          -         -        -
Number of Units                       39,825,951 22,421,754          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Strategic
Value (2)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers
Realty
(1998)
Unit Price                                 $8.35       8.28          -          -           -          -          -         -        -
Number of Units                        6,224,365  3,771,461          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Income & Growth (12)
(1997)
Unit Price                                $16.19      13.35      12.06          -           -          -          -         -        -
Number of Units                       21,361,995 13,845,190  9,523,815          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
and Income (13)
(1992)
Unit Price                                $27.60      24.11      21.74      17.79       15.22      11.98      11.88     10.60        -
Number of Units                       52,766,579 47,979,349 42,197,002 28,937,085  18,411,759  7,479,449  4,058,228   956,949        -
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth with
Income
(1999)
Unit Price                                $10.49          -          -          -           -          -          -         -        -
Number of Units                          741,323          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST INVESCO Equity
Income
(1994)
Unit Price                                $21.31      19.34      17.31      14.23       12.33       9.61          -         -        -
Number of Units                       46,660,160 40,994,187 33,420,274 23,592,226  13,883,712  6,633,333          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM Balanced (14)
(1993)
Unit Price                                $21.19      17.78      15.98      13.70       12.49      10.34      10.47         -        -
Number of Units                       23,102,272 22,634,344 22,109,373 20,691,852  20,163,848 13,986,604  8,743,758         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Strategic Balanced
(1997)
Unit Price                                $14.90      13.37      11.18          -           -          -          -         -        -
Number of Units                       13,944,535  6,714,065  2,560,866          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Asset Allocation
(1994)
Unit Price                                $19.70      18.12      15.53      13.30       11.92       9.80          -         -        -
Number of Units                       22,002,028 18,469,315 13,524,781  8,863,840   4,868,956  2,320,063          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Global Bond (15)
(1994)
Unit Price                                $10.69      11.82      10.45      10.98       10.51       9.59          -         -        -
Number of Units                       12,533,037 12,007,692 12,089,872  8,667,712   4,186,695  1,562,364          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Federated High
Yield
(1994)
Unit Price                                $14.38      14.30      14.13      12.62       11.27       9.56          -         -        -
Number of Units                       41,588,401 40,170,144 29,663,242 15,460,522   6,915,158  2,106,791          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Lord Abbett
Bond-Debenture (2)
(2000)                                         -          -          -          -           -          -          -         -        -
Unit Price                                     -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Total
Return Bond
(1994)
Unit Price                                $13.09      13.43      12.44      11.48       11.26       9.61          -         -        -
Number of Units                       73,530,507 64,224,618 44,098,036 29,921,643  19,061,840  4,577,708          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Limited
Maturity Bond
(1995)
Unit Price                                $11.96      11.73      11.26      10.62       10.37          -          -         -        -
Number of Units                       32,560,943 28,863,932 25,008,310 18,894,375  15,058,644          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Money Market
(1992)
Unit Price                                $12.38      12.00      11.57      11.16       10.77      10.35      10.12     10.01        -
Number of Units                      187,609,708 75,855,442 66,869,998 42,435,169  30,564,442 27,491,389 11,422,783   457,872        -

The Montgomery
Variable Series - MV
Emerging Markets
(1996)
Unit Price                                $10.06       6.19      10.05      10.25           -          -          -         -        -
Number of Units                       12,060,036 10,534,383 10,371,104  2,360,940           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Variable
Trust - Equity Income
(1999)
Unit Price                                 $9.96          -          -          -           -          -          -         -        -
Number of Units                          136,006          -          -          -           -          -          -         -        -

Rydex Variable Trust
-
Nova
(1999)                                    $10.82          -          -          -           -          -          -         -        -
Unit Price                             5,474,129          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
-
Ursa
(1999)                                     $9.28          -          -          -           -          -          -         -        -
Unit Price                             1,803,669          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
-
OTC
(1999)                                    $17.07          -          -          -           -          -          -         -        -
Unit Price                            18,520,440          -          -          -           -          -          -         -        -
Number of Units

INVESCO VIF -
Technology
(1999)
Unit Price                                $16.52          -          -          -           -          -          -         -        -
Number of Units                        4,622,242          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Health Sciences
(1999)
Unit Price                                $11.34          -          -          -           -          -          -         -        -
Number of Units                          786,518          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Financial Services
(1999)
Unit Price                                $11.41          -          -          -           -          -          -         -        -
Number of Units                          759,104          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Telecommunications
(1999)
Unit Price                                $15.17          -          -          -           -          -          -         -        -
Number of Units                        4,184,526          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Dynamics
(1999)
Unit Price                                $13.91          -          -          -           -          -          -         -        -
Number of Units                        2,022,585          -          -          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -  Global
Leaders
(1999)
Unit Price                                $11.72          -          -          -           -          -          -         -        -
Number of Units                           23,101          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Special Equity
(1999)
Unit Price                                $12.19          -          -          -           -          -          -         -        -
Number of Units                          152,342          -          -          -           -          -          -         -        -

ProFund VP -
Europe 30
(1999)
Unit Price                                $12.24          -          -          -           -          -          -         -        -
Number of Units                          273,963          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraSmall-Cap (16)
(1999)
Unit Price                                $11.96          -          -          -           -          -          -         -        -
Number of Units                          813,904          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraOTC
(1999)
Unit Price                                $23.58          -          -          -           -          -          -         -        -
Number of Units                        2,906,024          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

1.   Effective October 15, 1996,  Founders Asset Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to October 15, 1996,
     Seligman  Henderson  Co. served as  Sub-advisor  of the  Portfolio,  then named  "Seligman  Henderson  International  Small Cap
     Portfolio."

2.   These Portfolios were first offered as Sub-account on October 23, 2000.

3.   Effective May 3, 1999, A I M Capital Management, Inc. became Sub-advisor of the Portfolio.  Between October 15, 1996 and May 3,
     1999, Putnam Investment Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam International Equity."
     Prior to October 15, 1996,  Seligman  Henderson Co. served as  Sub-advisor  of the Portfolio,  then named  "Seligman  Henderson
     International Equity Portfolio."

4.   Effective December 31, 1998 Janus Capital Corporation became Sub-advisor of the Portfolio. Prior to December 31, 1998, Founders
     Asset Management, LLC served as Sub-advisor of the Portfolio, then named "Founders Capital Appreciation Portfolio."

5.   Effective October 13, 2000, GAMCO Investors, Inc. became Sub-advisor of the Portfolio. Prior to October 13, 2000, T. Rowe Price
     Associates, Inc. served as Sub-advisor of the Portfolio, then named "AST T. Rowe Price Small Company Value Portfolio."

6.   This Portfolio was first offered on May 1, 2000.

7.   Effective May 1, 1998,  Neuberger Berman  Management,  Inc. became  Sub-advisor to the Portfolio.  Prior to May 1, 1998, Berger
     Associates, Inc. served as Sub-advisor to the Portfolio, then named "Berger Capital Growth Portfolio."

8.   Effective May 1, 1998, Neuberger Berman Management,  Inc. became Sub-advisor to the Portfolio.  Prior to May 1, 1998, Federated
     Investment Counseling served as Sub-advisor of the Portfolio, then named "Federated Utility Income Portfolio."

9.   This Portfolio was first offered on January 3, 2000.

10.  Effective May 1, 2000, Alliance Capital Management, L.P. became Sub-advisor of the Portfolio. Between December 31, 1998 and May
     1,  2000,  OppenheimerFunds,  Inc.  served as  Sub-advisor  of the  Portfolio,  then named "AST  Oppenheimer  Large-Cap  Growth
     Portfolio." Prior to December 31, 1998, Robertson,  Stephens & Company Investment Management, L.P. served as Sub-advisor of the Portfolio, then named "Robertson Stephens Value + Growth Portfolio."

11.  Effective May 1, 2000, Sanford C. Bernstein & Co., Inc. became Sub-advisor of the Portfolio.  Prior to May 1, 2000, Bankers
     Trust Company served as Sub-advisor of the Portfolio, then named "AST Bankers Trust Managed Index 500 Portfolio."

12.  Effective May 3, 1999, American Century Investment  Management,  Inc. became Sub-advisor of the Portfolio.  Between October 15,
     1996 and May 3, 1999, Putnam Investment Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam Value
     Growth & Income."

13.  Effective May 1, 2000,  Alliance  Capital  Management,  L.P. became  Sub-advisor of the Portfolio.  Prior to May 1, 2000, Lord,
     Abbett & Co. served as Sub-advisor of the Portfolio, then named "AST Lord Abbett Growth and Income Portfolio."

14.  Effective May 3, 1999, A I M Capital Management, Inc. became Sub-advisor of the Portfolio.  Between October 15, 1996 and May 3,
     1999, Putnam  Investment  Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam Balanced." Prior to
     October 15, 1996, Phoenix  Investment  Counsel,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Phoenix Balanced
     Asset Portfolio."

15.  Effective October 2000, T. Rowe Price International,  Inc. became Sub-advisor of the Portfolio. Effective May 1, 2000, the name of the Portfolio was changed to the "AST T. Rowe Price Global Bond".  Effective May 1, 1996, Rowe Price-Fleming  International,
     Inc. became Sub-advisor of the Portfolio. Prior to May 1, 1996, Scudder, Stevens & Clark, Inc. served as Sub-advisor of the
     Portfolio, then named "AST Scudder International Bond Portfolio."

16.  Prior to May 1, 2000,  ProFund VP  UltraSmall-Cap  was named  "ProFund VP Small Cap" and sought daily  investment  results that corresponded to the performance of the Russell 2000(R)Index.

                                                                B-2
                                        APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Percentage of Gain Death Benefit Calculation
The following are examples of how the Percentage of Gain Death Benefit is calculated.  Each example  assumes that a $50,000  initial
Purchase  Payment is made and that no withdrawals are made prior to the Owner's death.  Each example assumes that there is one Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example with market increase
Assume that the Owner's Account Value has been increasing due to positive  market  performance.  On the date we receive due proof of death,  the Account Value is $75,000.  The basic Death Benefit is calculated as Purchase  Payments minus  proportional  withdrawals, or Account  Value,  which ever is greater.  Therefore,  the basic Death  Benefit is equal to $75,000.  The  Percentage of Gain Death
Benefit  is equal to the amount  payable  under the basic  Death  Benefit  ($75,000)  PLUS 50% of the "Death  Benefit  Amount"  less
Purchase Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Percentage Gain Death Benefit = $75,000 + $12,500 = $87,500

Examples with market decline
Assume that the Owner's  Account Value has been decreasing due to declines in market  performance.  On the date we receive due proof of death,  the  Account  Value is  $45,000.  The  basic  Death  Benefit  is  calculated  as  Purchase  Payments  minus  proportional withdrawals,  or Account Value,  which ever is greater.  Therefore,  the basic Death Benefit is equal to $50,000.  The Percentage of
Gain Death Benefit is equal to the amount payable under the basic Death Benefit  ($50,000)  PLUS 50% of the "Death  Benefit  Amount"
less Purchase Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Percentage Gain Death Benefit = $50,000 + $0 = $50,000

         In this example you would receive no additional benefit from purchasing the Percentage of Gain Death Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the Guaranteed  Minimum Death Benefit is calculated.  Each example  assumes that a $50,000 initial
Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's  death.  Each  example  assumes  that there is one
Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing  due to positive  market  performance.  On the date we receive due proof of death, the Account Value is $90,000.  The Highest  Anniversary Value at the end of any previous period is $72,000.  The
Death Benefit would be the Account Value  ($90,000)  because it is greater than the Highest  Anniversary  Value ($72,000) or the sum of prior Purchase Payments increased by 5.0% annually ($73,872.77).

Example of market decrease
Assume that the Owner's Account Value generally  increased until the fifth  anniversary but generally has been decreasing  since the fifth  contract  anniversary.  On the date we receive due proof of death,  the Account  Value is  $48,000.  The Highest  Anniversary
Value at the end of any previous  period is $54,000.  The Death Benefit  would be the sum of prior  Purchase  Payments  increased by
5.0% annually ($73,872.77) because it is greater than the Highest Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account Value  increased  significantly  during the first six years  following the Issue Date. On the sixth anniversary  date the Account  Value is  $90,000.  During the seventh  Annuity  Year,  the  Account  Value  increases  to as high as
$100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death.  The Death Benefit would be the Highest
Anniversary Value at the end of any previous period ($90,000),  which occurred on the sixth anniversary,  although the Account Value was higher  during the  subsequent  period.  The Account Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior Purchase Payments increased by 5.0% annually ($73,872.77).

                                            American Skandia Life Assurance Corporation
                                                     Attention: Concierge Desk

                                                       For Written Requests:

                                                            P.O. Box 883
                                                     Shelton, Connecticut 06484

                                                      For Electronic Requests:

                                                 customerservice@americankandia.com

                                                       For Requests by Phone:

                                                           1-800-752-6342

-------------------------------------------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF  ADDITIONAL  INFORMATION  THAT CONTAINS  FURTHER  DETAILS ABOUT THE
                  AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS ASXT-PROS (01/2001).
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

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                                       -------------------------------------------------------
                                                          (print your name)

                                       -------------------------------------------------------
                                                              (address)

                                       -------------------------------------------------------
                                                        (city/state/zip code)

                ADDITIONAL INFORMATION: Inquiries will be answered by calling your representative or by writing to:

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                 at

                                                            P.O. Box 883
                                                     Shelton, Connecticut 06484

                                                                 or

                                                 customerservice@americanskandia.com

Issued by:                                                                                                     Serviced at:

AMERICAN SKANDIA LIFE                                                                                 AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                                                                 ASSURANCE CORPORATION
One Corporate Drive                                                                                            P.O. Box 883
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                        Telephone:  1-800-752-6342
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                          Distributed by:

                                              AMERICAN SKANDIA MARKETING, INCORPORATED
                                                        One Corporate Drive
                                                     Shelton, Connecticut 06484
                                                      Telephone: 203-926-1888
                                                   http://www.americanskandia.com

                                                STATEMENT OF ADDITIONAL INFORMATION

The variable  investment  options under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION  VARIABLE  ACCOUNT B
(CLASS 1 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The variable  investment  options are registered under the
Securities  Act of 1933 and the  Investment  Company  Act of 1940.  The fixed  investment  options  under the  Annuity are issued by
AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION.  The assets  supporting  the fixed  investment  options are  maintained  in AMERICAN
SKANDIA LIFE ASSURANCE  CORPORATION SEPARATE ACCOUNT D, a non-unitized  separate account, and registered solely under the Securities
Act of 1933.

                                                         TABLE OF CONTENTS

ITEM                                                                                                                   PAGE
----                                                                                                                   ----

General Information about American Skandia                                                                                2
|X|      American Skandia Life Assurance Corporation                                                                      2
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)                            2
|X|      American Skandia Life Assurance Corporation Separate Account D                                                   4

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated                                              5

How Performance Data is Calculated                                                                                        5
|X|      Current and Effective Yield                                                                                      5
|X|      Total Return                                                                                                     6

How the Unit Price is Determined                                                                                         17

Additional Information on Fixed Allocations                                                                              17
|X|      How We Calculate the Market Value Adjustment                                                                    18

General Information                                                                                                      19
|X|      Voting Rights                                                                                                   19
|X|      Modification                                                                                                    19
|X|      Deferral of Transactions                                                                                        20
|X|      Misstatement of Age or Sex                                                                                      20
|X|      Ending the Offer                                                                                                20

Independent Auditors                                                                                                     20

Legal Experts                                                                                                            20

Financial Statements                                                                                                     20
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)              22

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THIS STATEMENT OF ADDITIONAL  INFORMATlON IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE PROSPECTUS FOR THE
ANNUITIES FOR WHICH IT RELATES.  THE PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD  CONSIDER  BEFORE  INVESTING.  FOR A COPY OF
THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION,  P.O. BOX 883, SHELTON,  CONNECTICUT 06484, OR
TELEPHONE 1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@AMERICANSKANDIA.COM.
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Date of Prospectus:  January __, 2001                         Date of Statement of Additional Information:  January __, 2001
ASXTII - SAI (01/2001)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American Skandia Life Assurance  Corporation ("we", "our" or "us") is a wholly-owned  subsidiary of American Skandia,  Inc. ("ASI"), formerly  known as American  Skandia  Investment  Holding  Corporation.  ASI's  indirect  parent is Skandia  Insurance  Company Ltd.
Skandia  Insurance Company Ltd. is part of a group of companies whose predecessor  commenced  operations in 1855.  Skandia Insurance
Company Ltd. is a major worldwide  insurance company operating from Stockholm,  Sweden which owns and controls,  directly or through subsidiary  companies,  numerous  insurance and related  companies.  We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies.  Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (Class 1 Sub-accounts)

American Skandia Life Assurance  Corporation  Variable Account B (Class 1 Sub-accounts),  also referred to as "Separate  Account B", was  established  by us pursuant to  Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits that vary according to the investment  performance of Separate Account B. The  Sub-accounts  offered pursuant to this  Prospectus  are all Class 1  Sub-accounts  of  Separate  Account B. Each class of  Sub-accounts  in  Separate  Account B has a different level of charges assessed against such  Sub-accounts.  Each Sub-account  invests  exclusively in an underlying mutual fund or a portfolio  of an  underlying  mutual  fund.  You will find  additional  information  about these  underlying  mutual  funds and portfolios in the prospectuses for such funds.

Separate  Account B is  registered  with the  Securities  and  Exchange  Commission  under the  Investment  Company Act of 1940 (the
"Investment  Company  Act") as a unit  investment  trust,  which is a type of  investment  company.  Values  and  benefits  based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as applicable.  We do not guarantee the investment results of any Sub-account.  You bear the entire investment risk.

During the accumulation  phase, we offer a number of Sub-accounts as variable investment  options.  Certain  Sub-accounts may not be available in all  jurisdictions.  If and when we obtain  approval of the  applicable  authorities  to make such variable  investment options available,  we will notify Owners of the availability of such  Sub-accounts.  As of the date of the Prospectus and Statement of Additional  Information,  our  Sub-accounts  and the  underlying  mutual funds or portfolios in which they invest are as follows.
Those portfolios whose name includes the prefix "AST" are portfolios of American Skandia Trust.

         Separate Account B Sub-account                                                    Underlying Mutual Fund Portfolio
         ------------------------------                                                    --------------------------------

         AST Founders Passport                                                                       AST Founders Passport
         AST Scudder Japan                                                                               AST Scudder Japan
         AST AIM International Equity                                                         AST AIM International Equity
         AST American Century International Growth                               AST American Century International Growth
         AST MFS Global Equity                                                                       AST MFS Global Equity
         AST Kemper Small-Cap Growth                                                           AST Kemper Small Cap Growth
         AST Federated Aggressive Growth                                                   AST Federated Aggressive Growth
         AST Lord Abbett Small Cap Value                                                   AST Lord Abbett Small Cap Value
         AST Gabelli Small-Cap Value                                                            AST Gabelli Small-CapValue
         AST Janus Mid-Cap Growth                                                                 AST Janus Mid-Cap Growth
         AST Neuberger Berman Mid-Cap Growth                                           AST Neuberger Berman Mid-Cap Growth
         AST Neuberger Berman Mid-Cap Value                                             AST Neuberger Berman Mid-Cap Value
         AST Alger All-Cap Growth                                                                 AST Alger All-Cap Growth
         AST Gabelli All-Cap Value                                                               AST Gabelli All-Cap Value
         AST Kinetics Internet                                                                       AST Kinetics Internet
         AST T. Rowe Price Natural Resources                                           AST T. Rowe Price Natural Resources
         AST Alliance Growth                                                                           AST Alliance Growth
         AST MFS Growth                                                                                     AST MFS Growth
         AST Marsico Capital Growth                                                             AST Marsico Capital Growth
         AST JanCap Growth                                                                               AST JanCap Growth
         AST Sanford Bernstein Managed Index 500                                   AST Sanford Bernstein Managed Index 500
         AST Janus Strategic Value                                                               AST Janus Strategic Value
         AST Cohen & Steers Realty                                                       AST Cohen & Steers Realty
         AST American Century Income & Growth                                 AST American Century Income & Growth
         AST Alliance Growth and Income                                                      AST Alliance Growth and Income
         AST MFS Growth with Income                                                              AST MFS Growth with Income
         AST INVESCO Equity Income                                                                AST INVESCO Equity Income
         AST AIM Balanced                                                                                  AST AIM Balanced
         AST American Century Strategic Balanced                                    AST American Century Strategic Balanced
         AST T. Rowe Price Asset Allocation                                              AST T. Rowe Price Asset Allocation
         AST T. Rowe Price Global Bond                                                        AST T. Rowe Price Global Bond
         AST Federated High Yield                                                                  AST Federated High Yield
         AST Lord Abbett Bond-Debenture                                                      AST Lord Abbett Bond-Debenture
         AST PIMCO Total Return Bond                                                            AST PIMCO Total Return Bond
         AST PIMCO Limited Maturity Bond                                                    AST PIMCO Limited Maturity Bond
         AST Money Market                                                                                  AST Money Market

         MV Emerging Markets                                       Emerging Markets portfolio of Montgomery Variable Series

         WFVT Equity Income                                           Equity Income portfolio of Wells Fargo Variable Trust

         Rydex Nova                                                                  Nova portfolio of Rydex Variable Trust
         Rydex Ursa                                                                  Ursa portfolio of Rydex Variable Trust
         Rydex OTC                                                                    OTC portfolio of Rydex Variable Trust

         INVESCO VIF Technology                             Technology portfolio of INVESCO Variable Investment Funds, Inc.
         INVESCO VIF Health Sciences                   Health Sciences portfolio of INVESCO Variable Investment Funds, Inc.
         INVESCO VIF Financial Services             Financial Services portfolio of INVESCO Variable Investment Funds, Inc.
         INVESCO VIF Telecommunications                                                     Telecommunications portfolio of
                                                                                    INVESCO Variable Investment Funds, Inc.
         INVESCO VIF Dynamics                                 Dynamics portfolio of INVESCO Variable Investment Funds, Inc.

         Evergreen VA Global Leaders                           Global Leaders portfolio of Evergreen Variable Annuity Trust
         Evergreen VA Special Equity                           Special Equity portfolio of Evergreen Variable Annuity Trust

         ProFund VP Europe 30                                                             Europe 30 portfolio of ProFund VP
         ProFund VP UltraSmall-Cap                                                   UltraSmall-Cap portfolio of ProFund VP
         ProFund VP UltraOTC                                                               UltraOTC portfolio of ProFund VP

         First Trust(R)10 Uncommon Value                    10 Uncommon Values portfolio of First Defined Portfolio Fund LLC

A brief summary of the investment  objectives and policies of each  underlying  mutual fund portfolio is found in the  Prospectuses.
More detailed information about the investment  objectives,  policies,  charges,  operations,  the attendant risks and other details pertaining  to each  underlying  mutual fund  portfolio  are  described in the  prospectus  of each  underlying  mutual fund and the statements of additional  information for such underlying  mutual fund. Also included in such  information is the investment  policy of each  mutual  fund or  portfolio  regarding  the  acceptable  ratings  by  recognized  rating  services  for bonds and other debt obligations.  There can be no guarantee that any underlying mutual fund or portfolio will meet its investment objectives.

Each  underlying  mutual fund is  registered  under the  Investment  Company  Act of 1940,  as  amended,  as an open-end  management investment  company.  Each  underlying  mutual fund or portfolio  thereof may or may not be diversified as defined in the Investment
Company Act. The trustees or directors,  as applicable,  of an underlying  mutual fund may add,  eliminate or substitute  portfolios from time to time.  Generally,  each portfolio  issues a separate class of shares.  Shares of the underlying  mutual fund portfolios are available to separate  accounts of life insurance  companies  offering  variable  annuity and variable life insurance  products.
The shares may also be made  available,  subject to obtaining  all required  regulatory  approvals,  for direct  purchase by various pension and retirement savings plans that qualify for preferential tax treatment under the Code.

We may make other  underlying  mutual  funds  available by creating  new  Sub-accounts.  Additionally,  new  portfolios  may be made available  by the  creation  of new  Sub-accounts  from time to time.  Such a new  portfolio  of an  underlying  mutual  fund may be disclosed in its  prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account to invest in that portfolio.  We may take other actions in relation to the Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life  Assurance  Corporation  Separate  Account D, also referred to as Separate  Account D, was  established by us pursuant to Connecticut law. During the accumulation  phase,  assets  supporting our obligations based on Fixed Allocations are held in Separate  Account D. Such  obligations are based on the fixed interest rates we credit to Fixed  Allocations and the terms of the
Annuities.  These obligations do not depend on the investment performance of the assets in Separate Account D.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We have sole discretion over the investment  managers  retained to manage the assets  maintained in Separate Account D. We currently employ  investment  managers for Separate  Account D including,  but not limited to, J.P.  Morgan  Investment  Management  Inc. Each manager  we employ is  responsible  for  investment  management  of a  different  portion of  Separate  Account D. From time to time additional  investment  managers may be employed or  investment  managers may cease being  employed.  We are under no  obligation to employ or continue to employ any investment manager(s).

We operate Separate Account D in a fashion designed to meet the obligations  created by Fixed  Allocations.  Factors affecting these operations include the following:

1.       The State of New York,  which is one of the  jurisdictions  in which we are licensed to do business,  requires that we meet certain  "matching"  requirements.  These  requirements  address  the  matching  of the  durations  of the assets  with the durations of  obligations  supported by such assets.  We believe  these  matching  requirements  are designed to control an insurer's  ability to risk investing in long-term  assets to support short term interest rate  guarantees.  We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an investment  strategy designed to limit the risk of default.  Some of the guidelines of our current  investment strategy for Separate Account D include, but are not limited to, the following:

     a.   Investments  may  include  cash;  debt   securities   issued  by  the  United  States   Government  or  its  agencies  and
          instrumentalities;  money market instruments; short, intermediate and long-term corporate obligations; private placements;
          asset-backed obligations; and municipal bonds.

     b.   At the time of purchase, fixed income securities will be in one of the top four generic lettered rating classifications as established by a nationally recognized  statistical rating organization ("NRSRO") such as Standard & Poor's or Moody's
          Investor Services, Inc.

We are not  obligated to invest  according  to the  aforementioned  guidelines  or any other  strategy  except as may be required by
Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated  by law to  maintain  our  capital  and  surplus,  as well as our  reserves,  at the levels  required  by applicable state insurance law and regulation.

We may or may not be able to obtain  approval  in the  future in  certain  jurisdictions  of  endorsements  to  individual  or group annuities that include the type of Fixed  Allocations  offered  pursuant to this  Prospectus.  If such approval is obtained,  we may take those steps needed to make such Fixed  Allocations  available to purchasers to whom  Annuities were issued prior to the date of such approval.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American Skandia Marketing,  Incorporated  ("ASM"), a wholly-owned  subsidiary of ASI, is the distributor and principal  underwriter of the  securities  offered  through this  prospectus  and  Statement of Additional  Information.  American  Skandia Life  Assurance
Corporation and American Skandia Investment Services,  Incorporated ("ASISI"),  the investment manager of American Skandia Trust and
American  Skandia  Advisor Funds,  Inc., are also  wholly-owned  subsidiaries  of ASI.  American  Skandia  Information  Services and
Technology  Corporation  ("ASIST"),  also a wholly-owned  subsidiary ASI, is a service company that provides systems and information services to American Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the  distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American  Skandia  Advisor  Funds,  Inc., a family of retail mutual funds.  ASM also acts as an  introducing  broker-dealer  through which it receives a portion of brokerage  commissions  in connection  with  purchases and sales of securities  held by portfolios of
American Skandia Trust which are offered as underlying investment options under the Annuity.

ASM's principal business address is One Corporate Drive,  Shelton,  Connecticut 06484. ASM is registered as broker-dealer  under the
Securities  and Exchange Act of 1934  ("Exchange  Act") and is a member of the National  Association  of  Securities  Dealers,  Inc.
("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 7.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission  plus ongoing  annual  compensation  based on all or a portion of Account  Value.  We may also provide  compensation  for providing  ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional  charge to you or to the Separate  Account.  No compensation is payable on Annuities  purchased by a member of the designated class of Owners.

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise the  performance of  Sub-accounts  using two types of measures.  These measures are "current and effective  yield", which may be used for money market-type  Sub-accounts (like the AST Money Market Sub-account) and "total return",  which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The  current  yield  of a money  market-type  Sub-account  is  calculated  based  upon a seven  day  period  ending  on the  date of calculation.  The current yield of such a Sub-account is computed by determining  the change  (exclusive of capital  changes) in the
Account Value of a hypothetical  pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical  Allocation") having a balance of one Unit at the beginning of the period,  subtracting  a  hypothetical  maintenance  fee, and dividing such net change in the Account Value of the Hypothetical  Allocation by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base period return,  and  multiplying the result by (365/7).  The resulting  figure will be carried to at least the nearest l00th of one percent.

We compute  effective  compound yield for a money market-type  Sub-account  according to the method prescribed by the Securities and
Exchange  Commission.  The effective  yield  reflects the  reinvestment  of net income earned daily on assets of such a Sub-account.
Net  investment  income for yield  quotation  purposes  will not include  either  realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a hypothetical  contract.  The yield is calculated based on the performance of the AST Money Market  Sub-account  during the last seven days of the calendar year ending prior to the date of this  Prospectus.  At the  beginning of the seven day period,  the  hypothetical  contract  had a balance of one Unit.  The current and  effective  yields reflect the recurring  charge against the  Sub-account.  Please note that current and effective  yield  information  will fluctuate.
This information may not provide a basis for comparisons with deposits in banks or other  institutions  which pay a fixed yield over a stated period of time, or with investment companies which do not serve as underlying funds for variable annuities.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         ____%                             ______%

Total Return
------------
Total return for the other Sub-accounts is computed by using the formula:

                                                           P(1+T)n = ERV

                                                               where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account  Value of the  hypothetical  $1,000  payment as of the end of the period over which total return is being measured.

Many of the  Sub-accounts  offered as variable  investment  options for the  Annuities  have been  available as variable  investment options in other  annuities  we offer under one or more  separate  accounts of  American  Skandia  Life  Assurance  Corporation.  In
addition,  some of the underlying mutual fund portfolios  existed prior to the inception of these  Sub-accounts.  Performance quoted in advertising  regarding any such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund  portfolios  have been in existence, but the  Sub-accounts  have not. Such  hypothetical  performance is calculated  using the same  assumptions  employed in calculating actual performance since inception of the Sub-accounts.

"Standard  Total Return"  figures assume that all charges and fees are  applicable,  including any contingent  deferred sales charge that may apply for the  period  shown.  "Non-standard  Total  Return"  figures  may also be used  that do not  reflect  all fees and charges.  Non-standard  Total Returns are calculated in the same manner as  standardized  returns except that the  calculations  may assume no  redemption  at the end of the  applicable  periods,  thus these  figures may not take into  consideration  the  Annuity's contingent deferred sales charge.

Non-standard  Total Returns  reflect the addition of Credits.  The  Non-standard  Total Return  numbers  provided may assume Credits equal to 1.5%,  4.0% or 5.0%,  respectively,  of Purchase  Payments.  The amount of the Credit  applicable is described in detail in the "How Do I Receive  Credits?"  section of the  Prospectus.  The  percentage of the Credit  depends on the age and the  cumulative amount of Purchase  Payments  received.  In  addition,  the amount of the Credits may be deducted  from the amount  payable at death under  limited  circumstances  (see "Death  Benefit").  The impact of Credits on Total  Return is  particularly  pronounced  for the shorter  durations  for which Total Return is measured,  such as one and three years.  You should take this into  considerations  in any comparison of Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the  Prospectus,  Annuities may be offered in certain  situations in which the  contingent  deferred sales charge or certain other  charges or fees may be eliminated or reduced.  Advertisements  of  performance  in connection  with the offer of such
Annuities will be based on the charges applicable to such Annuities.

Shown below are total return  figures for the periods  shown.  Figures are shown only for  Sub-accounts  operational  as of December
31, 1999.  The  "inception-to-date"  figures shown below are based on the inception  date of an  underlying  mutual fund  portfolio.
"N/A" means "not  applicable"  and indicates  that the  underlying  mutual fund  portfolio  was not in operation for the  applicable period.  Any  performance of such  portfolios  prior to inception of a Sub-account is provided by the underlying  mutual funds.  The total return for any Sub-account reflecting performance prior to such Sub-account's inception is based on such information.

                                 -------------------------------------------------- -- ---------------------------------------------------
                                               Standard Total Return                               Non-Standard Total Return
                                 -------------------------------------------------- -- ---------------------------------------------------
                                 -------------------------------------------------- -- -------------------------------------------------
                                            (Assuming maximum CDSC and                  (Assuming maximum CDSC, with maintenance fees
                                                 maintenance fees)                     and a 1.5% Credit)
                                 -------------------------------------------------- -- -------------------------------------------------

                                                      TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport 1
AST Scudder Japan 2                  N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST AIM International Equity 3
AST American Century
  International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Federated Aggressive Growth 2    N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Lord Abbett Small Cap Value
AST Gabelli Small-Cap Value 4
AST Janus Mid-Cap Growth 5
AST NB Mid-Cap Growth 6
AST NB Mid-Cap Value 7
AST Alger All-Cap Growth 8
AST Gabelli All-Cap Value 2          N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Kinetics Internet 2              N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST T. Rowe Price Natural
  Resources
AST Alliance Growth 9
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Sanford Bernstein Managed
  Index 500 10
AST Janus Strategic Value            N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Cohen & Steers Realty
AST American Century Income  &
  Growth 11
AST Alliance Growth and Income 12
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced 13
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond 14
AST Federated High Yield
AST Lord Abbett Bond-Debenture 2     N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

Rydex Nova
Rydex Ursa
Rydex OTC

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3      5 Years      10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years                        to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap 15
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values      N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                  (Assuming maximum CDSC, with maintenance fees         (Assuming maximum CDSC, with maintenance fees
                                                and a 4.0% Credit)                                    and a 5.0% Credit)
                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport 1
AST Scudder Japan 2                  N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST AIM International Equity 3
AST American Century
  International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Federated Aggressive Growth 2    N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Lord Abbett Small Cap Value
AST Gabelli Small-Cap Value 4
AST Janus Mid-Cap Growth 5
AST NB Mid-Cap Growth 6
AST NB Mid-Cap Value 7
AST Alger All-Cap Growth 8
AST Gabelli All-Cap Value 2          N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Kinetics Internet 2              N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST T. Rowe Price Natural
  Resources
AST Alliance Growth 9
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Sanford Bernstein Managed
  Index 500 10
AST Janus Strategic Value            N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Cohen & Steers Realty
AST American Century Income  &
  Growth 11
AST Alliance Growth and Income 12
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced 13
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond 14
AST Federated High Yield
AST Lord Abbett Bond-Debenture 2     N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

Rydex Nova
Rydex Ursa
Rydex OTC

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3      5 Years      10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years                        to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap 15
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values      N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees              (Assuming no CDSC, with maintenance fees
                                                and a 1.5% Credit)                                    and a 4.0% Credit)

                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3      5 Years      10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years                        to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport 1
AST Scudder Japan 2                  N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST AIM International Equity 3
AST American Century
  International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Federated Aggressive Growth 2    N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Lord Abbett Small Cap Value
AST Gabelli Small-Cap Value 4
AST Janus Mid-Cap Growth 5
AST NB Mid-Cap Growth 6
AST NB Mid-Cap Value 7
AST Alger All-Cap Growth 8
AST Gabelli All-Cap Value 2          N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Kinetics Internet 2              N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST T. Rowe Price Natural
  Resources
AST Alliance Growth 9
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Sanford Bernstein Managed
  Index 500 10
AST Janus Strategic Value            N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST Cohen & Steers Realty
AST American Century Income  &
  Growth 11
AST Alliance Growth and Income 12
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced 13
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond 14
AST Federated High Yield
AST Lord Abbett Bond-Debenture 2     N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

Rydex Nova
Rydex Ursa
Rydex OTC

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3      5 Years      10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years                        to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap 15
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values      N/A      N/A       N/A       N/A        N/A          N/A       N/A       N/A       N/A       N/A
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                ---------------------------------------------------
                                            Non-Standard Total Return
                                ---------------------------------------------------
                                ---------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees
                                                and a 5.0% Credit)
                                ---------------------------------------------------

---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
AST Founders Passport 1
AST Scudder Japan 2                  N/A      N/A       N/A       N/A        N/A
AST AIM International Equity 3
AST American Century
  International Growth
AST MFS Global Equity
AST Kemper Small-Cap Growth
AST Federated Aggressive Growth 2    N/A      N/A       N/A       N/A        N/A
AST Lord Abbett Small Cap Value
AST Gabelli Small-Cap Value 4
AST Janus Mid-Cap Growth 5
AST NB Mid-Cap Growth 6
AST NB Mid-Cap Value 7
AST Alger All-Cap Growth 8
AST Gabelli All-Cap Value 2          N/A      N/A       N/A       N/A        N/A
AST Kinetics Internet 2              N/A      N/A       N/A       N/A        N/A
AST T. Rowe Price Natural
  Resources
AST Alliance Growth 9
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Sanford Bernstein Managed
  Index 500 10
AST Janus Strategic Value            N/A      N/A       N/A       N/A        N/A
AST Cohen & Steers Realty
AST American Century Income  &
  Growth 11
AST Alliance Growth and Income 12
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced 13
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond 14
AST Federated High Yield
AST Lord Abbett Bond-Debenture 2     N/A      N/A       N/A       N/A        N/A
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

Rydex Nova
Rydex Ursa
Rydex OTC

---------------------------------- -------- --------- --------- --------- ----------

---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap 15
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values      N/A      N/A       N/A       N/A        N/A
---------------------------------- -------- --------- --------- --------- ----------

1.   Effective October 15, 1996,  Founders Asset Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to October 15, 1996,
     Seligman  Henderson  Co. served as  Sub-advisor  of the  Portfolio,  then named  "Seligman  Henderson  International  Small Cap
     Portfolio."

2.   These Portfolios were first offered as Sub-accounts on October 23, 2000.

3.   Effective May 3, 1999, A I M Capital Management, Inc. became Sub-advisor of the Portfolio.  Between October 15, 1996 and May 3,
     1999, Putnam Investment Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam International Equity."
     Prior to October 15, 1996,  Seligman  Henderson Co. served as  Sub-advisor  of the Portfolio,  then named  "Seligman  Henderson
     International Equity Portfolio."

4.   Effective October 13, 2000, GAMCO Investors, Inc. became Sub-advisor of the Portfolio. Prior to October 13, 2000, T. Rowe Price
     Associates, Inc. served as Sub-advisor of the Portfolio, then named "AST T. Rowe Price Small Company Value Portfolio."

5.   This Portfolio was first offered as a Sub-account on May 1, 2000.

6.   Effective May 1, 1998,  Neuberger Berman  Management,  Inc. became  Sub-advisor to the Portfolio.  Prior to May 1, 1998, Berger
     Associates, Inc. served as Sub-advisor to the Portfolio, then named "Berger Capital Growth Portfolio."

7.   Effective May 1, 1998, Neuberger Berman Management,  Inc. became Sub-advisor to the Portfolio.  Prior to May 1, 1998, Federated
     Investment Counseling served as Sub-advisor of the Portfolio, then named "Federated Utility Income Portfolio."

8.   This Portfolio was first offered as a Sub-account in January 2000.

9.   Effective May 1, 2000, Alliance Capital Management, L.P. became Sub-advisor of the Portfolio. Between December 31, 1998 and May
     1,  2000,  OppenheimerFunds,  Inc.  served as  Sub-advisor  of the  Portfolio,  then named "AST  Oppenheimer  Large-Cap  Growth
     Portfolio." Prior to December 31, 1998, Robertson,  Stephens & Company Investment Management, L.P. served as Sub-advisor of the Portfolio, then named "Robertson Stephens Value + Growth Portfolio."

10.  Effective May 1, 2000, Sanford C. Bernstein & Co., Inc. became Sub-advisor of the Portfolio.  Prior to May 1, 2000, Bankers
     Trust Company served as Sub-advisor of the Portfolio, then named "AST Bankers Trust Managed Index 500 Portfolio."

11.  Effective May 3, 1999, American Century Investment  Management,  Inc. became Sub-advisor of the Portfolio.  Between October 15,
     1996 and May 3, 1999, Putnam Investment Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam Value
     Growth & Income."

12.  Effective May 1, 2000,  Alliance  Capital  Management,  L.P. became  Sub-advisor of the Portfolio.  Prior to May 1, 2000, Lord,
     Abbett & Co. served as Sub-advisor of the Portfolio, then named "AST Lord Abbett Growth and Income Portfolio."

13.  Effective May 3, 1999, A I M Capital Management, Inc. became Sub-advisor of the Portfolio.  Between October 15, 1996 and May 3,
     1999, Putnam  Investment  Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam Balanced." Prior to
     October 15, 1996, Phoenix  Investment  Counsel,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Phoenix Balanced
     Asset Portfolio."

14.  Effective October 2000, T. Rowe Price International,  Inc. became Sub-advisor of the Portfolio. Effective May 1, 2000, the name of the Portfolio was changed to the "AST T. Rowe Price Global Bond".  Effective May 1, 1996, Rowe Price-Fleming  International,
     Inc. became Sub-advisor of the Portfolio. Prior to May 1, 1996, Scudder, Stevens & Clark, Inc. served as Sub-advisor of the
     Portfolio, then named "AST Scudder International Bond Portfolio."

15.  Prior to May 1, 2000,  ProFund VP  UltraSmall-Cap  was named  "ProFund VP Small Cap" and sought daily  investment  results that corresponded to the performance of the Russell 2000(R)Index.

Some of the underlying  portfolios may be subject to an expense  reimbursement  or waiver that in the absence of such  reimbursement or waiver would reduce the portfolio's performance.

The performance  quoted in any advertising  should not be considered a  representation  of the performance of these  Sub-accounts in the future since performance is not fixed.  Actual  performance will depend on the type,  quality and, for some of the Sub-accounts, the maturities of the  investments  held by the underlying  mutual funds and upon prevailing  market  conditions and the response of the underlying  mutual funds to such  conditions.  Actual  performance will also depend on changes in the expenses of the underlying mutual funds.  In addition, the amount of charges against each Sub-account will affect performance.

The  information  provided by these  measures may be useful in reviewing the  performance of the  Sub-accounts,  and for providing a basis for  comparison  with other  annuities.  These  measures  may be less useful in  providing a basis for  comparison  with other investments that neither provide some of the benefits of such annuities nor are treated in a similar fashion under the Code.

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial Unit Price was $10.00.  The Unit Price for each  subsequent  period is the net investment  factor for that  period,  multiplied  by the Unit Price for the  immediately  preceding  Valuation  Period.  The Unit Price for a Valuation
Period  applies to each day in the period.  The net investment  factor is an index that measures the  investment  performance of and charges  assessed  against a Sub-account  from one Valuation  Period to the next. The net investment  factor for a Valuation  Period is: (a) divided by (b), less (c) where:

a.       is the net result of:

1.       the net asset value per share of the  underlying  mutual fund  shares  held by that  Sub-account  at the end of the current
                  Valuation  Period plus the per share amount of any dividend or capital  gain  distribution  declared and unpaid by the underlying mutual fund during that Valuation Period; plus or minus
2.       any per share charge or credit  during the  Valuation  Period as a provision  for taxes  attributable  to the  operation or maintenance of that Sub-account.

b.       is the net result of:

1.       the net asset value per share plus any declared and unpaid  dividends per share of the  underlying  mutual fund shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus
2.       any per share  charge or credit  during  the  preceding  Valuation  Period as a  provision  for taxes  attributable  to the operation or maintenance of that Sub-account.

c.       is the mortality and expense risk charges and the administration charge.

We value the assets in each Sub-account at their fair market value in accordance with accepted  accounting  practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the MVA.

We declare the rates of interest  applicable  during the various  Guarantee  Periods  offered.  Declared rates are effective  annual rates of interest.  The rate of interest  applicable to a Fixed  Allocation is the one in effect when its Guarantee  Period  begins.
The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its Maturity Date,  when we confirm the  allocation.  We declare  interest rates  applicable to new Fixed  Allocations  from time-to-time.  Any new Fixed  Allocation  in an existing  Annuity is credited  interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest  rates we credit are subject to a minimum.  We may declare a higher  rate.  The minimum is based on both an index and a
                                                                                                                         -----
reduction to the interest rate determined according to the index.
---------

The  index is based on the  published  rate for  certificates  of  indebtedness  (bills,  notes or bonds,  depending  on the term of
     -----
indebtedness)  of the United  States  Treasury at the most recent  Treasury  auction held at least 30 days prior to the beginning of the applicable  Fixed  Allocation's  Guarantee  Period.  The term (length of time from issuance to maturity) of the  certificates of indebtedness  upon  which  the  index  is  based  is the  same as the  duration  of the  Guarantee  Period.  If no  certificates  of indebtedness  are available for such term,  the next shortest  term is used.  If the United  States  Treasury's  auction  program is discontinued,  we will  substitute  indexes which in our opinion are  comparable.  If required,  implementation  of such  substitute indexes will be subject to approval by the Securities and Exchange  Commission and the Insurance  Department of the  jurisdiction in which  your  Annuity  was  delivered.  (For  Annuities  issued as  certificates  of  participation  in a group  contract,  it is our expectation that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one quarter percent of interest (2.25%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific minimum interest rate,  compounded  yearly,  will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT  NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such  change  does not have an impact on the rates applicable to Fixed  Allocations with Guarantee  Periods that began prior to such change.  However,  such a change will affect the MVA (see "Account Value of the Fixed Allocations").

We have no specific  formula for  determining  the interest rates we declare.  Rates may differ between classes and between types of annuities we offer,  even for  guarantees of the same duration  starting at the same time. We expect our interest rate  declarations for Fixed  Allocations  to reflect the  returns  available  on the type of  investments  we make to support  the various  classes of annuities  supported by the assets in Separate Account D. However,  we may also take into  consideration  in determining  rates such factors  including,  but not limited to, the  durations  offered by the  annuities  supported  by the assets in Separate  Account D, regulatory  and tax  requirements,  the  liquidity  of the  secondary  markets  for the type of  investments  we make,  commissions, administrative  expenses,  investment  expenses,  our insurance risks in relation to Fixed Allocations,  general economic trends and competition.  OUR  MANAGEMENT  MAKES THE FINAL  DETERMINATION  AS TO INTEREST  RATES TO BE CREDITED.  WE CANNOT PREDICT THE RATES WE
WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
The market  value  adjustment  ("MVA") is used in  determining  the Account  Value of each Fixed  Allocation.  The  formula  used to determine  the MVA is applied  separately  to each Fixed  Allocation.  Values and time  durations  used in the formula are as of the date the Account  Value is being  determined.  Current Rates and  available  Guarantee  Periods are those for the class of Annuities you purchase pursuant to the Prospectus available in conjunction with this Statement of Additional Information.

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date.  The formula may be changed if Additional
Amounts have been added to a Fixed Allocation.

Irrespective  of the above,  we apply  certain  formulas to  determine  "I" and "J" when we do not offer  Guarantee  Periods  with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your  class of  Annuities  with  durations  that are both  shorter  and longer  than the
         Remaining  Period,  we interpolate a rate for "J" between our then current  interest  rates for Guarantee  Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with  durations that are both longer and shorter than the  Remaining  Period,  we determine  rates for "J" and, for purposes of  determining  the MVA only,  for "I" based on the
         Moody's  Corporate  Bond Yield Average - Monthly  Average  Corporates  (the  "Average"),  as published by Moody's  Investor
         Services,  Inc.,  its  successor,  or an  equivalent  service  should such Average no longer be  published by Moody's.  For determining  I, we will use the  Average  published  on or  immediately  prior to the  start  of the  applicable  Guarantee
         Period.  For  determining  J, we will use the Average for the Remaining  Period  published on or  immediately  prior to the date the MVA is calculated.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date,  and,  where required by law, the 30 days prior to the Maturity Date. If we are not offering a Guarantee  Period with a duration  equal to the number of years  remaining in a
Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are expected to be sensitive to interest rate  fluctuations,  thereby  making each MVA equally  sensitive to such changes.  There would be a downward  adjustment  when the  applicable  Current Rate plus 0.10  percent of interest  exceeds the rate credited to the Fixed  Allocation and an upward  adjustment  when the applicable  Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed  Allocation.  See the Statement of Additional  Information  for an  illustration  of how the MVA works.

We  reserve  the right,  from time to time,  to  determine  the MVA using an  interest  rate  lower  than the  Current  Rate for all transactions  applicable  to a class of Annuities.  We may do so at our sole  discretion.  This would benefit all such  Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have voting rights in relation to Account Value  maintained  in the  Sub-accounts.  You do not have voting rights in relation to
Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote  shares of the  underlying  mutual  funds or  portfolios  in which the  Sub-accounts  invest in the manner  directed by
Owners.  Owners give instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares  attributable  to assets  held in the  Sub-accounts  solely for us rather  than on behalf of Owners,  or any share as to which we have not received  instructions,  in the same manner and  proportion  as the shares for which we have  received instructions.  We will do so separately for each  Sub-account  from various  classes that may invest in the same  underlying  mutual fund portfolio.

The number of votes for an underlying  mutual fund or portfolio will be determined as of the record date for such underlying  mutual fund or portfolio  as chosen by its board of trustees or board of  directors,  as  applicable.  We will  furnish  Owners with proper forms and proxies to enable them to instruct us how to vote.

You may  instruct  us how to vote on the  following  matters:  (a)  changes  to the  board of  trustees  or board of  directors,  as applicable;  (b) changing the independent accountant;  (c) approval of changes to the investment advisory agreement or adoption of a new investment  advisory agreement;  (d) any change in the fundamental  investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment  advisory  agreement,  approval of a new investment  advisory agreement or any change in fundamental  investment policy, only Owners maintaining Account Value as of the record date in a Sub-account  investing in the applicable  underlying  mutual fund portfolio will instruct us how to vote on the matter,  pursuant to the  requirements of Rule
18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to any or all of the  following:  (a)  combine a  Sub-account  with other  Sub-accounts;  (b) combine  Separate
Account B or a portion thereof with other "unitized"  separate  accounts;  (c) terminate  offering certain Guarantee Periods for new or renewing Fixed Allocations;  (d) combine Separate Account D with other "non-unitized"  separate accounts; (e) deregister Separate
Account B under the Investment  Company Act; (f) operate Separate Account B as a management  investment company under the Investment
Company Act or in any other form  permitted by law;  (g) make  changes  required by any change in the  Securities  Act of 1933,  the
Securities  Exchange Act of 1934 or the  Investment  Company Act; (h) make changes that are  necessary to maintain the tax status of your  Annuity  under the Code;  (i) make  changes  required  by any change in other  Federal or state laws  relating  to  retirement annuities or annuity contracts; and (j) discontinue offering any variable investment option at any time.

Also,  from time to time,  we may make  additional  Sub-accounts  available to you.  These  Sub-accounts  will invest in  underlying mutual funds or  portfolios  of  underlying  mutual  funds we believe to be suitable  for the Annuity.  We may or may not make a new
Sub-account  available to invest in any new portfolio of one of the current  underlying mutual funds should such a portfolio be made available to Separate Account B.

We may  eliminate  Sub-accounts,  combine  two or more  Sub-accounts  or  substitute  one or more  new  underlying  mutual  funds or portfolios for the one in which a Sub-account is invested.  Substitutions  may be necessary if we believe an underlying  mutual fund or  portfolio no longer suits the purpose of the  Annuity.  This may happen due to a change in laws or  regulations,  or a change in the investment  objectives or  restrictions  of an underlying  mutual fund or portfolio,  or because the  underlying  mutual fund or portfolio is no longer  available  for  investment,  or for some other  reason.  We would obtain prior  approval  from the insurance department  of our state of domicile,  if so required by law,  before  making such a  substitution,  deletion or  addition.  We also would  obtain  prior  approval  from the SEC so long as required  by law,  and any other  required  approvals  before  making such a substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we determine to be associated  with the class of contracts to which your Annuity  belongs,  to another  "unitized"  separate  account.  We also  reserve the right to transfer  assets of Separate
Account D which we determine to be associated with the class of contracts to which your annuity belongs,  to another  "non-unitized"
separate  account.  We notify you (and/or any payee during the payout phase) of any  modification  to your  Annuity.  We may endorse your Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution  or transfer from a Fixed  Allocation or an annuity payout for a period not to exceed the lesser of 6 months or the period  permitted by law. If we defer a distribution  or transfer from any Fixed  Allocation or any annuity payout for more than thirty days,  or less where  required by law, we pay interest at the minimum rate  required by law but not less than 3% or at least 4% if required by your  contract,  per year on the amount  deferred.  We may defer payment of proceeds of any  distribution from any  Sub-account  or any transfer from a Sub-account  for a period not to exceed 7 calendar days from the date the  transaction is effected.  Any deferral  period begins on the date such  distribution  or transfer  would  otherwise  have been  transacted  (see
"Pricing of Transfers and Distributions").

All procedures,  including  payment,  based on the valuation of the  Sub-accounts  may be postponed  during the period:  (1) the New
York Stock  Exchange is closed (other than  customary  holidays or weekends) or trading on the New York Stock Exchange is restricted as  determined  by the SEC; (2) the SEC permits  postponement  and so orders;  or (3) the SEC  determines  that an emergency  exists making valuation or disposal of securities not reasonably practical.

Misstatement of Age or Sex
--------------------------
If there has been a misstatement  of the age and/or sex of any person upon whose life annuity  payments or the minimum death benefit are based, we make  adjustments to conform to the facts. As to annuity  payments:  (a) any  underpayments  by us will be remedied on the next payment  following  correction;  and (b) any  overpayments by us will be charged against future amounts payable by us under your Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

INDEPENDENT AUDITORS

The consolidated  financial  statements of American  Skandia Life Assurance  Corporation at December 31, 1999 and 1998, and for each of the three years in the period  ended  December  31,  1999,  and the  financial  statements  of American  Skandia  Life  Assurance
Corporation  Variable  Account B - Class 1 at December 31, 1999 and 1998 and for the years then ended,  appearing in this Prospectus and  Registration  Statement have been audited by Ernst & Young LLP,  independent  auditors,  as set forth in their reports  thereon appearing  elsewhere  herein,  and are included in reliance  upon such reports  given upon the  authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

The General  Counsel of American  Skandia Life  Assurance  Corporation  has passed on the legal matters with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

The statements  which follow in Appendix A are those of American  Skandia Life  Assurance  Corporation  Variable  Account B (Class 1
Sub-accounts)  as of December 31, 1999 and for the periods ended December 31, 1999 and 1998. There are other  Sub-accounts  included in Variable Account B that are not available in the product described in the applicable prospectus.

To the extent and only to the extent that any statement in a document  incorporated  by reference  into this Statement of Additional
Information  is modified or superseded  by a statement in this  Statement of Additional  Information  or in a later-filed  document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you  without  charge a copy of any or all the  documents  incorporated  by  reference  in this  Statement  of  Additional
Information,  including  any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We do so upon receipt of your written or oral request.  Please  address your request to American  Skandia Life Assurance  Corporation,  Attention:
Customer Service,  P.O. Box 7038,  Bridgeport,  Connecticut  06601-7038.  Our phone number is  1-800-752-6342.  You may also forward such a request electronically to our Customer Service Department at customerservice@americanskandia.com.

                                                             APPENDIX A

                                Financial Statements for American Skandia Life Assurance Corporation
                                             Variable Account B (Class 1 Sub-accounts)

                                                      TO BE FILED BY AMENDMENT

ASXTII  11/29/2000

                                                                 7

                                                               PART C

                                                         OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Copy of the resolution of the board of directors of Depositor  authorizing the establishment of the Registrant for
                  Separate  Account B filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No. 33-87010,
                  filed March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form of revised Principal  Underwriting Agreement between American Skandia Life Assurance Corporation and
                           American Skandia Marketing,  Incorporated,  formerly known as Skandia Life Equity Sales Corporation filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No.  33-87010,  filed March 2,
                           1998.

                  (b)      Form of Revised Dealer  Agreement  filed via EDGAR with  Post-Effective  Amendment No. 7 to  Registration
                           Statement No. 33-87010, filed April 24, 1998.

(4)            (a)Copy of the Form of Annuity                          TO BE FILED BY AMENDMENT
(5)
(b)            Copy of  Guaranteed  Minimum  Death  Benefit  Endorsement  filed via EDGAR  with  Post-Effective  Amendment  No. 8 to
                           Registration Statement No. 33-87010, filed April 26, 1999.

(c)            Copy of  Performance-related  Benefits  and First  Year  Credits  Endorsement  filed via  EDGAR  with  Post-Effective
                           Amendment No. 8 to Registration Statement No. 33-87010, filed April 26, 1999.

                  (d)      Copy of Percent Death Benefit Endorsement            TO BE FILED BY AMENDMENT

         (5)      A copy of the  application  form used with the  Annuity  filed via EDGAR with  Post-Effective  Amendment  No. 6 to
                  Registration Statement No. 33-87010, filed March 2, 1998.

         (6)      (a)      Copy of the certificate of incorporation of American Skandia Life Assurance  Corporation  filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

                  (b)      Copy of the By-Laws of American Skandia Life Assurance  Corporation  filed via EDGAR with  Post-Effective
                           Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (7)      Not applicable.

         (8)      Agreements between Depositor and:

                  (a)      American Skandia Trust filed via EDGAR with Post-effective  Amendment No. 4 to Registration Statement No.
                           33-87010,  filed February 25, 1997 (At such time, what later became  American  Skandia Trust was known as the Henderson Global Asset Trust).

(b)            The  Montgomery  Funds III filed via EDGAR in the  Initial  Registration  Statement  to  Registration  Statement  No.
                           333-08853, filed July 25, 1996.

(c)            Rydex Variable Trust filed via EDGAR with  Post-Effective  Amendment No. 8 to  Registration  Statement No.  33-87010,
                           filed April 26, 1999.

(d)            First Defined Portfolio Fund LLC filed via EDGAR with  Post-Effective  Amendment No. 7 to Registration  Statement No.
                           33-86866, filed April 26, 2000.

(e)            Evergreen Variable Annuity Trust filed via EDGAR with  Post-Effective  Amendment No. 9 to Registration  Statement No.
                           33-87010, filed April 26, 2000.

(f)            INVESCO  Variable  Investment  Funds,  Inc.  filed via EDGAR  with  Post-Effective  Amendment  No. 9 to  Registration
                           Statement No. 33-87010, filed April 26, 2000.

(g)            ProFunds VP filed via EDGAR with Post-Effective  Amendment No. 9 to Registration Statement No. 33-87010,  filed April
                           26, 2000.

                  (h)      Wells Fargo  Variable  Trust filed via EDGAR with Initial  Registration  Statement No.  333-49478,  filed
                           November 7, 2000.

         (9)      Opinion and Consent of Counsel                                                        TO BE FILED BY AMENDMENT

         (10)     Consent of Ernst & Young LLP.                                                         TO BE FILED BY AMENDMENT

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation of Performance  Information  for  Advertisement  of  Performance  filed via EDGAR with  Post-Effective
                  Amendment No. 3 to this Registration Statement No. 33-62793, filed April 29, 1997.

         (14)     Financial Data Schedule

Item 25.  Directors and Officers of the Depositor:  The Directors and Officers of the Depositor are shown in Part A.

Item 26.  Persons  Controlled  by or Under Common  Control with the  Depositor or  Registrant:  The  Depositor  does not directly or indirectly control any person.  The following persons are under common control with the Depositor by American Skandia, Inc.:

         (1)      American  Skandia  Information  Services and  Technology  Corporation  ("ASIST"):  The  organization  is a general
                  --------------------------------------------------------------------------------
                  business  corporation  organized  in the State of Delaware.  Its primary  purpose is to provide  various  types of business services to American Skandia,  Inc. and all of its subsidiaries  including computer systems  acquisition, development and maintenance,  human resources  acquisition,  development and management,  accounting and financial reporting services and general office services.

         (2)      American Skandia  Marketing,  Incorporated  ("ASM,  Inc."):  The  organization is a general  business  corporation
                  ----------------------------------------------------------
                  organized  in the State of  Delaware.  It was formed  primarily  for the purpose of acting as a  broker-dealer  in securities.  It acts as the principal  "underwriter" of annuity contracts deemed to be securities,  as required by the  Securities  and Exchange  Commission,  which  insurance  policies  are to be issued by American  Skandia Life
                  Assurance  Corporation.  It provides  securities  law  supervisory  services in relation to the marketing of those products of American  Skandia  Life  Assurance  Corporation  registered  as  securities.  It also may provide such services in relation to  marketing of certain  public  mutual  funds.  It also has the power to carry on a general financial,  securities,  distribution,  advisory,  or investment  advisory business;  to act as a general agent or broker  for  insurance  companies  and to render  advisory,  managerial,  research  and  consulting  services  for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):  The organization is a general business corporation
                  -------------------------------------------------------------
                  organized  in the state of  Connecticut.  The  organization  is  authorized  to  provide  investment  service  and investment  management advice in connection with the purchasing,  selling,  holding or exchanging of securities or other assets to insurance companies,  insurance-related  companies,  mutual funds or business trusts. It's primary role is expected to be as investment  manager for certain mutual funds to be made available  primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4)      Skandia Vida: This  subsidiary of American  Skandia Life Assurance  Corporation was organized in March,  1995, and
                  ------------
                  began  operations in July,  1995. It offers  investment  oriented life insurance  products  designed for long-term savings through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:  There are currently no owners of Annuities.

Item 28.  Indemnification:  Under Section 33-320a of the Connecticut  General  Statutes,  the Depositor must indemnify a director or officer against judgments,  fines,  penalties,  amounts paid in settlement and reasonable  expenses  including  attorneys' fees, for actions  brought or  threatened  to be brought  against  him in his  capacity as a director or officer  when  certain  disinterested parties  determine  that he  acted  in good  faith  and in a manner  he  reasonably  believed  to be in the  best  interests  of the
Depositor.  In any criminal  action or proceeding,  it also must be determined that the director or officer had no reason to believe his conduct was  unlawful.  The director or officer must also be  indemnified  when he is successful on the merits in the defense of a proceeding or in  circumstances  where a court  determines that he is fairly and reasonable  entitled to be  indemnified,  and the court approves the amount.  In shareholder  derivative  suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and  reasonably  entitled to be indemnified  and must approve the amount.  In a claim based upon the  director's or officer's  purchase or sale of the  Registrants'  securities,  the director or officer may obtain  indemnification  only if a court determines that, in view of all the circumstances,  he is fairly and reasonably entitled to be indemnified  and then for such amount as the court shall  determine.  The By-Laws of American  Skandia Life Assurance
Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be  indemnified  pursuant to indemnity  agreements  between each director and officer and  American  Skandia,  Inc.,  a  corporation  organized  under the laws of the state of Delaware.  The  provisions  of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers  liability  insurance  policy issued by an unaffiliated  insurance  company to Skandia  Insurance  Company Ltd., their ultimate parent.  Such policy will reimburse ASLAC or
ASM,  Inc., as  applicable,  for any payments that it shall make to directors and officers  pursuant to law and,  subject to certain exclusions  contained in the policy,  will pay any other costs,  charges and expenses,  settlements  and judgments  arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant  hereby undertakes as follows:  Insofar as  indemnification  for liabilities  arising under the Securities
Act of 1933 (the "Act") may be permitted to directors,  officers and  controlling  persons of  Registrant  pursuant to the foregoing provisions,  or  otherwise,  Registrant  has been  advised  that in the  opinion of the  Securities  and  Exchange  Commission  such indemnification  is against public policy as expressed in the Act and,  therefore,  is unenforceable.  In the event that a claim for indemnification  against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director,  officer or  controlling  person of Registrant in the  successful  defense of any action,  suit or  proceeding) is asserted by such director, officer or controlling  person in connection with the securities  being  registered,  unless in the opinion of Registrant's  counsel the matter has been settled by controlling  precedent,  Registrant will submit to a court of appropriate  jurisdiction  the question whether such  indemnification  by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a)      At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                   Position and Offices with Underwriter
-----------------------------------                                   -------------------------------------

Patricia J. Abram                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lori Allen                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly Anderson Vice                                                          President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Gordon C. Boronow                                                               Deputy Chief Executive Officer
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl Cavaliere                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Y.K. Chan                                                                       Senior Vice President and
American Skandia Life Assurance Corporation                                     Chief Information Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lincoln R. Collins                                                              Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Timothy S. Cronin                                                               Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Chief Executive Officer
American Skandia Life Assurance Corporation                                     and Chairman of the Board of Directors
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jacob Herchler                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Ian Kennedy                                                                     Senior Vice President
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

David R. Monroe                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     Treasurer and
One Corporate Drive, P.O. Box 883                                               Corporate Controller
Shelton, Connecticut  06484-0883

Michael A. Murray Vice                                                          President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl E. Oberholtzer                                                             Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

William O'Loughlin                                                              Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Pritchard                                                           Vice President,
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Polly Rae                                                                       Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Rebecca Ray                                                                     Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Christian W. Thwaites                                                           Senior Vice President
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Mary Toumpas                                                                    Vice President and
American Skandia Life Assurance Corporation                                     Compliance Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Deborah G. Ullman                                                               Senior Vice President
American Skandia Life Assurance Corporation                                     and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Brett M. Winson                                                                 Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 30.  Location of Accounts  and  Records:  Accounts  and records are  maintained  by ASLAC at its  principal  office in Shelton,
Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a)            Registrant  hereby undertakes to file a post-effective  amendment to this Registration  Statement as frequently as is necessary to ensure that the audited  financial  statements in the Registration  Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b)            Registrant  hereby  undertakes to include  either (1) as part of any  enrollment  form or  application  to purchase a contract  offered  by the  prospectus,  a space  that an  applicant  or  enrollee  can check to request a  Statement  of  Additional
Information,  or (2) a post card or similar  written  communication  affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)            Registrant  hereby  undertakes  to deliver any  Statement of  Additional  Information  and any  financial  statements required to be made available under this form promptly upon written or oral request.

(d)            American  Skandia Life Assurance  Corporation  ("Depositor")  hereby  represents  that the aggregate fees and charges under the annuity  contracts  are  reasonable  in relation to the services  rendered,  the expenses  expected to be incurred and the risks assumed by the Depositor.

(e)            With respect to the restrictions on withdrawals for Texas Optional  Retirement  Programs and Section 403(b) plans, we are relying upon: 1) a no-action  letter dated  November 28, 1988 from the staff of the  Securities  and Exchange  Commission to the
American  Council of Life Insurance with respect to annuities  issued under Section  403(b) of the code, the  requirements  of which have been  complied  with by us; and 2) Rule 6c-7 under the 1940 Act with  respect to  annuities  made  available  through the Texas
Optional Retirement Program, the requirements of which have been complied with by us.

                                                        SIGNATURES

         As  required by the  Securities  Act of 1933 and the  Investment  Company Act of 1940,  the  Registrant  has duly caused this  registration  statement  to be signed on its  behalf,  in the Town of Shelton  and State of  Connecticut,  on
this  30th day of November, 2000.

                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                                  (CLASS 1 SUB-ACCOUNTS)
                                                        Registrant

                                     By: American Skandia Life Assurance Corporation
                                     -----------------------------------------------

By:/s/ Kathleen A. Chapman                                                      Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary                                     Scott K. Richardson

                                       AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                        Depositor

By:/s/ Kathleen A. Chapman                                                      Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary                                     Scott K. Richardson

As required by the Securities Act of 1933,  this  Registration  Statement has been signed by the following  persons in the capacities and on the date indicated.

              Signature                            Title                                       Date
              ---------                            -----                                       ----
                                              (Principal Executive Officer)

           Wade A. Dokken*        President and Chief Executive Officer,                      November 30, 2000
           ---------------
           Wade A. Dokken           Chairman of the Board and Director

                              (Principal Financial Officer and Principal Accounting Officer)

       /s/ Thomas M. Mazzaferro            Executive Vice President and                        November 30, 2000
        Thomas M. Mazzaferro              Chief Financial Officer

         /s/ David R. Monroe            Senior Vice President, Treasurer                      November 30, 2000
           David R. Monroe               and Corporate Controller

                                                   (Board of Directors)

      Patricia Abram***                              Gordon C. Boronow*                Malcolm M. Campbell*
      -----------------                              ------------------                --------------------
      Patricia Abram                                  Gordon C. Boronow                 Malcolm M. Campbell

      Wade A. Dokken*                                   Y.K. Chan***                    Lincoln R. Collins*
      ---------------                                   ------------                    -------------------
      Wade A. Dokken                                      Y.K. Chan                     Lincoln R. Collins

      Ian Kennedy***                                Thomas M. Mazzaferro*                 Gunnar Moberg*
      --------------                                ---------------------                 --------------
      Ian Kennedy                                    Thomas M. Mazzaferro                   Gunnar Moberg

      Christian Thwaites***                           Bayard F. Tracy*                 Deborah G. Ullman***
      ---------------------                           ----------------                 --------------------
      Christian Thwaites                              Bayard F. Tracy                    Deborah G. Ullman

                                                       Brett M. Winson**
                                                       -----------------
                                                        Brett M. Winson

                                */**/***By:  /s/ Kathleen A. Chapman
                                             -----------------------------
                                            Kathleen A. Chapman

            *Pursuant to Powers of Attorney previously filed with Initial Registration Statement No. 333-25733
    **Pursuant to Power of Attorney filed with Post-Effective Amendment No. 4 to Registration Statement No. 333-25733
   ***Pursuant to Powers of Attorney filed with Post-Effective Amendment No. 11 to Registration Statement No. 33-87010

                                                              EXHIBITS

                  As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable.
                  The exhibits included are as follows: